As confidentially submitted to the Securities and Exchange Commission on October 6, 2026.
This Amendment No. 8 to draft registration statement has not been filed publicly with the Securities and
Exchange Commission and all information contained herein remains strictly confidential.

Registration No. [•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

Simwon America Corp.
(Exact name of Registrant as specified in its charter)

___________________________________

California	3711	38-4009564
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 D’Arcy Park Way,
Lathrop, CA 95330, United States
Tel: 213 503 1704
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

___________________________________

Copies to:

Kyle Leung, Esq. Anna Li, Esq. Concord & Sage PC 1360 Valley Vistra Dr Suite 140 Diamond Bar, CA 91765 Tel: +1 929-989-7572	Jeffrey P. Wofford, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 26th Floor New York, NY 10036 (212) 930-9700

___________________________________

Approximate date of commencement of proposed sale to public: From time to time after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION — DATED [•], 2026

1,500,000 Shares of Common Stock by the Company
and 1,000,000 Shares by the Selling Stockholders

Simwon America Corp. (“SWA”)

This is an initial public offering (this “Offering” or the “IPO”) of 2,500,000 shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”) of Simwon America Corp. Prior to this offering, there has been no public market for our Common Stock. We and the Selling Stockholders (the “Selling Stockholders”) are offering an aggregate 2,500,000 Shares of our Common Stocks on a firm commitment basis (the “Offering”), of which 1,500,000 Shares of our Common Stock are offered by us and 1,000,000 Shares of our Common Stock are offered by the Selling Stockholders. We currently expect the initial public offering price per share to be between US$18.00 and US$22.00. We have reserved the symbol “SWA” for purposes of listing our Common Stock and we intend to list our Common Stock on The Nasdaq Global Market. At this time, the Nasdaq Stock Market LLC (“Nasdaq”) has not yet approved our application to list our Common Stock. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Common Stock will be approved for listing on The Nasdaq Global Market.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 10 of this prospectus to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Our Being an ‘Emerging Growth Company’” and “Risk Factors” on pages 7 and 10, respectively for more information.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total(5)
Initial public offering price(1)	US$	20.00	US$	50,000,000
Underwriting discounts and commissions to be paid by us and the Selling Stockholders(2)	US$	1.40	US$	3,500,000
Proceeds to the Company, before expenses(3)	US$	18.60	US$	27,900,000
Proceeds to the Selling Stockholders(4)	US$	18.60	US$	18,600,000

____________

(1)      Initial public offering price per share is assumed to be US$20.00, being the mid-point of the range set forth on the cover page of this prospectus.

(2)      See “Underwriting” for additional information regarding total underwriting compensation. Does not include additional compensation payable to the underwriter. We have agreed to reimburse the underwriter for certain expenses incurred relating to this offering. In addition, we will issue to the underwriter a warrant to purchase the number of shares of Common Stock equal to 5% of the number of shares of Common Stock sold in this offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of Common Stock issuable upon exercise of the underwriter’s warrant.

(3)      In addition to the underwriting discounts listed above, we have agreed to pay, upon closing of this Offering, (i) 1.5% of the actual amount of the offering as non-accountable expense allowance, and (ii) certain out-of-pocket expenses. See “Underwriting” for additional information regarding total underwriter compensation.

(4)      Includes the sale of 1,000,000 Shares of our Common Stocks offered by the Selling Stockholders.

(5)      Assumes that the Underwriter does not exercise any portion of their over-allotment option.

We have granted the Underwriter an option, exercisable one or more times in whole or in part, to purchase up to 375,000 additional shares of Common Stock from us, which is equal to 15% of the securities being offering, at the initial public offering price in this offering, less the underwriting discount, within 45 days after the date of this prospectus (the “Over-allotment Option”), if any. If the Underwriter exercises the option in full, the total underwriting discounts and commissions payable by us and the Selling Stockholders will be US$4,025,000, and the total proceeds to us, before expenses, will be US$34,875,000, assuming an initial public offering price if US$20.00 per share.

This Offering is being conducted on a firm commitment basis. The Underwriter is obligated to take and pay for all of the Common Stock Shares offered by the Company if any such Shares are not taken. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Common Stock to the purchasers against payment as set forth under “Underwriting” on or about [•], 2026.

WallachBeth Capital LLC

The date of this prospectus is [•], 2026

Until [•], 2026 (the 25th day after the date of this prospectus), all dealers that effect tractions in these shares of our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, and any related free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we, the Selling Stockholders nor the underwriter have authorized any person to provide any information or to make any representation other than those contained in such documents. We, the Selling Stockholders and the underwriter assume no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we, the Selling Stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Common Stock and the distribution of this prospectus outside of the United States.

This prospectus constitutes an offer to sell only the shares of Common Stock offered hereby, and only under circumstances and in jurisdictions where such offers and sales are permitted. We are not making an offer to sell, or soliciting an offer to buy, our Common Stock in any jurisdiction where such offer or sale is not permitted or to any person to whom it is unlawful to make such offer or solicitation. No action has been taken to permit a public offering of the Common Stock outside the United States or to permit the possession or distribution of

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this prospectus in any jurisdiction where such action would be required. Persons who come into possession of this prospectus outside the United States must inform themselves about and observe any applicable restrictions relating to this offering and the distribution of this prospectus.

The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus, any related free writing prospectus, or any sale of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

You may lose all of your investment in our Common Stock. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Common Stock, we strongly urge you not to purchase any of our Common Stock. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Common Stock as further detailed in this prospectus.

We do not recommend that you purchase our Common Stock unless you have prior experience with investments in capital markets, possess basic knowledge of the finance industry, and have received independent professional advice.

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We will not take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS

Unless otherwise stated in this prospectus, the terms “we,” “us,” “our,” “our Company,” and “Simwon” refer to Simwon America Corp. In addition, in this prospectus, the following terms shall have the meaning set out below:

“Body-in-White (BIW)”

The vehicle’s unpainted sheet metal skeletal structure formed after the welding of stamped components. It serves as the fundamental frame that provides structural integrity and crash safety for the vehicle.

“Building #1”	Our primary, 277,208 square-foot high-volume assembly facility located at 400 D’Arcy Parkway, Lathrop, CA 95330, United States.
“Building #2”	Our 198,183 square-foot advanced fabrication facility located at 18231 Murphy Parkway, Lathrop, CA 95330, United States.
“Building #3”	Our 92,400 square-foot logistics and warehousing center located at 619 Tesla Drive, Lathrop, CA 95330, United States.
“Code”	The Internal Revenue Code
“Cold Stamping” or “COLD”	A metal forming process performed at room temperature, utilized to shape steel sheets into complex geometries using high-tonnage presses.
“Common Stock”	Common stock, no par value per share, of Simwon America Corp.
“Directors”	The directors of our Company as of the date of this prospectus, unless otherwise stated.
“Door Rings (Inner & Outer)”

A unified, ultra-high-strength reinforcement frame surrounding the vehicle’s side door openings.

Door Ring Inner:    The interior-facing layer of the frame.

Door Ring Outer:    The exterior-facing layer of the frame.

“Exchange Act”	Securities and Exchange Act of 1934, as amended.
“Executive Directors”	The executive directors of our Company as of the date of this prospectus, unless otherwise stated.
“Executive Officers”	The executive officers of our Company as of the date of this prospectus, unless otherwise stated.
“Fiscal 2024”	The 12 months ended June 30, 2024.
“Fiscal 2025”	The 12 months ended June 30, 2025.
“Fiscal 2026”	The 12 months ended June 30, 2026.
“GAAP”	The United States generally accepted accounting principles.
“Hot Press Forming” or “HPF”	An advanced manufacturing process in which boron steel is heated to extreme temperatures (typically above 900°C) and then simultaneously stamped and quenched in a cooled die.
“Independent Directors”	The independent directors of our Company.
“Independent Third Party”

A person or a company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of our Company.

“IRS”	U.S. Internal Revenue Service.
“JIG”	Specialized, custom-engineered fixtures used to hold component parts in precise geometric alignment during the welding and assembly process.

“Just-In-Time” or “JIT”	A supply chain management strategy that aligns component production and delivery directly with the customer’s manufacturing schedule.
“JOBS Act”	Jumpstart Our Business Startups Act of 2012.
“Model 3 (Highland)”

The original Model 3 was launched in 2017 and was the first truly mass market car Tesla offered following on from the acclaimed success of the Model S and the Model X. The Tesla Model 3 Highland was announced in Sept 2023, which includes a number of notable updates over the previous model.

“5-Axis Laser Cutting” or “Laser Cutting”	The advanced post-processing technology utilized to trim and pierce ultra-high-strength steel components following the Hot Press Forming process.
“Tesla Models”	Collectively refers to the Model 3, Model Y, Model S, and Model X electric passenger vehicles manufactured by Tesla, Inc. (“Tesla”)
“TWB”

An advanced manufacturing technique in which individual steel sheets of varying thicknesses, material grades, or coatings are laser-welded together to form a single, engineered blank prior to the stamping process.

“Nasdaq”	The Nasdaq Global Market.
“SEC” or “Securities and Exchange Commission”	The United States Securities and Exchange Commission.
“Securities Act”	The Securities Act of 1933, as amended.
“Simwon Group”	MS Autotech Co., Ltd. (KOSDAQ: 123040), Myoung Shin Industry Co., Ltd. (KOSPI: 009900), Simwon Tech Inc. and Simwon America Corp.
“Underwriter”	WallachBeth Capital LLC
“US$”, “$” or “USD” or “United States Dollars”	United States dollar(s), the lawful currency of the United States of America.

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NOTE REGARDING MARKET AND INDUSTRY DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of the estimates of the Company’s management presented herein are based upon review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information by the Company’s management. Third-party industry publications and forecasts state that the information contained therein has been obtained from sources generally believed to be reliable, yet not independently verified. The industry data, market data and estimates used in this prospectus involve assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Although we have no reason to believe that the information from industry publications and surveys included in this prospectus is unreliable, we have not verified this information and cannot guarantee its accuracy or completeness. We believe that industry data, market data and related estimates provide general guidance, but are inherently imprecise. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. The industry in which the Company’s operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus.

NOTE REGARDING TRADEMARKS, TRADENAMES AND SERVICE MARKS

This prospectus contains references to our trademark and service marks and to those belonging to other entities. Solely for convenience, trademarks, and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•        our ability to satisfy the initial and continued listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”), including corporate governance, minimum bid price, market value, public float, and other quantitative and qualitative listing standards;

•        our ability to comply with Nasdaq corporate governance requirements, including those relating to board composition, independent directors, audit committee requirements, stockholder approval rules, and other governance standards;

•        our ability to maintain compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended;

•        our ability to grow market share in our existing markets or any new markets we may enter;

•        our ability to identify, consummate, and integrate strategic partnerships, investments, or acquisitions;

•        changes in domestic and international economic, business, market, financial, political and regulatory conditions;

•        changes in applicable laws, regulations, governmental policies, or enforcement priorities;

•        our financial and business performance, projections, business metrics and any underlying assumptions thereunder;

•        changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        our ability to establish and maintain an effective system of internal controls over financial reporting and to remediate any identified material weakness;

•        our ability to manage our growth effectively;

•        our ability to achieve and maintain profitability and generate positive cash flow in the future;

•        our ability to obtain capital, including debt financing and other sources of capital to finance operations and growth;

•        our ability to develop, maintain, and enhance our products, services, technology, and brand, and to attract and retain customers;

•        our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

•        our ability to successfully manage supply shortages and disruptions, product delivery delays, and anticipate costs and production timing in light of those challenges;

•        developments and projections relating to our competitors and industry;

•        general macroeconomic conditions, including inflation, interest rate volatility, recessionary pressures, disruptions in the global banking system and capital markets, supply chain constraints, commodity and energy price fluctuations, currency exchange rate volatility, trade restrictions, sanctions, tariffs, and geopolitical tensions or military conflicts;

•        our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        our future capital requirements and our anticipated sources and uses of funds;

•        the outcome of any known and unknown litigation, regulatory inquiries, investigations, or enforcement actions; and

•        other risks and uncertainties described in the section titled “Risk Factors” and elsewhere in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC’s website at www.sec.gov.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the financial statements and related notes included elsewhere in this prospectus before making an investment decision.

The Company

Our Mission

We are committed to advancing innovative automotive solutions through our advanced manufacturing capabilities and engineering expertise. We develop and manufacture critical structural components designed to enhance vehicle safety, durability and performance. Leveraging our technical know-how and operational capabilities, we seek to expand our customer base, strengthen long-term relationships with leading automotive manufacturers and increase our global market presence. Our long-term strategic objective is to become a leading global automotive parts supplier and, over time, position ourselves among the top-tier automotive component manufacturers worldwide.

Company Overview

We are a specialized automotive supplier dedicated to engineering the structural backbone of the electric vehicle (“EV”) market. Serving as a strategic partner to Tesla, Inc. (“Tesla”) through certain of its manufacturing hubs, we focus on the production of critical Body-in-White (the “BIW”) components. Our operations integrate advanced welding automation with high-strength structural manufacturing technologies, allowing us to deliver the essential safety and integrity required for modern electric vehicles.

Since our inception in 2016, we have scaled our operations significantly to meet the mass-production demands of our major customer, Tesla. As of the date of this prospectus, we are powered by a dedicated workforce of approximately 256 staffing workers and 54 employees and have established a robust annual production capacity of 600,000 car sets. This production capacity positions us as a vital high-volume link in the global Electric Vehicle (the “EV”) supply chain.

Our core competency lies in the precise and efficient manufacturing of complex automotive body structures and chassis components. With a strategic manufacturing footprint across the United States, including established facilities in California, Texas (operated by a subcontractor which is our related party), and planned expansions on the East Coast, Mexico, and Canada we are uniquely positioned to support the growing demand for localized automotive production and to mitigate supply chain uncertainties. Our integrated approach leverages advanced automation, including sophisticated welding and assembly technologies, and a substantial fleet of robots to ensure high-volume, high-quality production. This technical prowess, coupled with a diverse product portfolio catering to varied customer requirements, forms the bedrock of our competitive advantage.

Our Competitive Strengths

We believe the following strengths differentiate us in the market and serve as the foundation for our continued success:

•        We differentiate ourselves through a high-capacity, automated manufacturing platform that integrates advanced welding, assembly, and proprietary forming technologies.

•        We execute lean operations and synchronized logistics, benefiting from our strategic proximity to our major customers.

•        We provide comprehensive engineering support across multi-model EV platforms, offering both deep integration and product versatility.

•        We are led by a visionary management team with deep technical expertise and a proven track record of operational execution.

•        We benefit from strong engineering capabilities and a dedicated production technology team.

•        We capitalize on our strategic U.S. manufacturing footprint and first-mover advantage.

Our Growth Strategy

We intend to pursue the following strategies to grow our business and increase stockholder value:

•        Sales Channel Expansion: Expand manufacturing footprint to support strategic accounts

•        Enhancing Management Capabilities: Optimize operational efficiency and drive margin expansion

•        Technological Advancement Initiatives: Increase content per vehicle through integrated sub-assembly

•        Optimizing Services for Tesla: Secure contracts for next-generation vehicle architectures

Summary of Risk Factors

Investing in our Common Stock involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Common Stock. Our business, financial condition, or results of operations could be materially and adversely affected as a result of these risks. In such case, the trading price of our Common Stock would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Our Business, Industry and Operations

•        We have a limited operating history which makes evaluating our business and future prospects difficult.

•        Our business strategy may not be successfully implemented, which could negatively impact our financial results and stock price.

•        Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance or correctly anticipate regulatory changes.

•        We have experienced and may in the future experience significant delays in the design, manufacturing of our products.

•        We have limited ability to accurately make plans for our production, which may result in carrying excess and obsolete raw material inventory.

•        Failures or delays in the design, validation, and implementation of complex tooling for new or refreshed vehicle models could disrupt our production and harm our relationship with our major customer.

•        We rely on a limited number of suppliers, including significant reliance on our parent company and affiliates, for critical raw materials. Any disruption in this concentrated supply chain could materially and adversely affect our production and business operations.

•        We rely on a major customer for substantially all of our revenue. The loss of this customer, or any significant reduction in their order volume, would have a material adverse effect on our business, financial condition, and results of operations.

•        If we fail to succeed in continuing to establish, maintain and strengthen our unique brand, and our brand and reputation could be harmed by negative publicity regarding our products.

•        If we fail to manage our growth effectively, we may not be able to further design, develop, manufacture and market our products successfully.

•        We may be subject to product liability claims and warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

•        If we are unable to attract and retain key personnel and hire qualified management, technical personnel, our ability to compete could be materially and adversely affected.

•        If we fail to increase productivity through sustainable operational improvements, as well as unable to successfully execute repositioning projects or effectively manage our workforce, our profitability may be reduced.

•        We have entered and may continue to enter into agreements and non-binding purchase orders, letters of intent and memorandums of understanding or similar agreements for sales of our products, which are cancellable at the option of our customers.

•        We may incur material losses and costs as a result of warranty claims, including product recalls, and product liability actions that may be brought against us.

Risks Related to our Financial Condition

•        We will require significant capital to develop and grow our business, and we may be unable to adequately control the costs associated with our operations.

•        Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.

Risks related to Laws and Regulations

•        If we, our partners or our suppliers fail to comply with substantial regulation, these regulations could substantially harm our business and operating results.

•        Changes in legislation or government regulations or policies may have a significant impact on demand for our products and our results of operations.

•        Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

•        Changes in international trade policies, tariffs and treaties could adversely affect our business, prospects, financial condition and operating results.

•        We are subject to various environmental laws and regulations that could impose substantial costs and our operations expose us to the risk of material environmental liabilities.

•        We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.

•        Because we have officers and directors who live outside of the United States, you may have no effective recourse against them for misconduct and may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our directors and officers.

•        Our Korean listed parent companies must complete a regulatory process in Korea before this offering can proceed, and that process is not complete.

•        The outcome of the Korea Exchange’s review is uncertain, and there is no precedent for the application of these regulations to a listing on a U.S. exchange.

•        Commitments our parent companies make to their own shareholders in connection with the Korean process may restrict us.

•        Sanctions imposed on our parent companies under the Korean regulations could adversely affect us.

•        We are required to file a securities registration statement in Korea, and our ability to complete this offering depends in part on that filing.

Risks Related to our Intellectual Property

•        We currently do not own any intellectual property, as all designs and development are undertaken based on customer requirements, creating a risk of limited proprietary advantage and potential client dependence.

•        We rely significantly on our parent company for critical intellectual property, technical support, and research and development. If we lose access to these resources, our business would be materially and adversely affected.

•        We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming, expensive and adversely affect our business.

Risks Related to This Offering and Ownership of our Common Stock

•        The market price of our Common Stock may fluctuate widely, and you could lose all or part of your investment.

•        Our ability to raise capital in the future may be limited.

•        Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our Common Stock.

•        We have no current plans to pay dividends on our Common Stock for the foreseeable future and, consequently you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

•        Our management will have broad discretion in how we use the net proceeds of this offering.

•        We are an “emerging growth company” as defined under the Securities Act and may take advantage of certain reduced disclosure requirements.

•        Your percentage ownership of our Common Stock may be diluted by the future issuance of additional Common Stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

•        No public market for our Common Stock currently exists and an active trading market may not develop or be sustained following this offering.

•        We expect to incur significant costs and devote substantial management time as a result of operating as a public company.

•        If securities or industry analysts do not publish research or reports about our business or publish negative reports, our Common Stock price could decline.

•        Following this offering, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Although we do not currently intend to rely on the exemptions from certain corporate governance requirements afforded to a “controlled company” under the Nasdaq Listing Rules, we could potentially seek to rely on such exemptions in the future.

•        California law and the provisions of our articles of incorporation and amended and restated bylaws may have an anti-takeover effect.

General Risk Factors

•        If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Common Stock may be materially and adversely affected.

•        We have been and may continue to be impacted by macroeconomic conditions, rising inflation rates, uncertain credit, global financial market and industry conditions.

•        If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

Corporate History and Structure

Corporate information

We were incorporated in the State of California on June 28, 2016. On March 7, 2025, we renewed our address of principle executive office at 400 D’Arcy Park Way, Lathrop, CA 95330, United States. Our telephone number is 213 503 1704. Our website address is https://simwonamerica.com/. Neither our website nor any information contained on our website is part of this prospectus.

We have applied to have our common stock listed on Nasdaq under the symbol “SWA.” No assurance can be given that our application will be approved by Nasdaq. If shares of our common stock are not approved for listing on Nasdaq, we will not consummate this offering.

The following diagram illustrates our corporate structure as of the date of this prospectus.

The following diagram illustrates our corporate structure as of the completion of this offering based on a proposed 1,500,000 Shares of our Common Stock being offered by us and 1,000,000 Shares of our Common Stocks by the Selling Stockholders.

____________

(1)      As of this prospectus, Simwon Tech Inc., the wholly-owned subsidiary of Myoung Shin Industry Co., Ltd. (KOSPI: 009900), controls 89.66% of the total voting power. The ultimate parent of Myoung Shin Industry Co., Ltd. (KOSPI: 009900) is MS Autotech Co., Ltd. (KOSDAQ: 123040), a publicly listed company on the KOSDAQ exchange.

          On June 5, 2026, SONG HYESEUNG, LEE TAEKYU, LEE SOO YUEN, CHUNG BYUNG HYUN and LEE JUNG SOO (holding 18.26%, 8.37%, 7.61%, 6.11% and 5.64% shares of MS Autotech Co., Ltd. respectively) entered into an Acting in Concert Agreement, pursuant to which they agreed to act in concert in respect to all matters requiring the approval of the stockholders of MS Autotech Co., Ltd. (KOSDAQ: 123040). As a result of the Acting in Concert Agreement, LEE TAEKYU is deemed to collectively control 45.99% of the total voting power of MS Autotech Co., Ltd. MS Autotech Co., Ltd. holds a 45.4% equity interest of Myoung Shin Industry Co., Ltd. (KOSPI: 009900), and Simwon Tech Inc. is a wholly-owned subsidiary of Myoung Shin Industry Co., Ltd. Accordingly, through MS Autotech Co., Ltd.’s ownership interest in Myoung Shin Industry Co., Ltd. and arrangements described above, LEE TAEKYU is deemed to indirectly exercise control over Simwon Tech Inc.

Our indirect parent companies MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd. are listed in Korea. Under Korea Exchange regulations that took effect on August 3, 2026, each of them must complete a prescribed board and shareholder process before this offering may proceed, and each intends to complete that process before the effectiveness of the registration statement of which this prospectus forms a part. Neither has done so as of the date of this prospectus, and the outcome of the related review by the Korea Exchange is not assured. Separately, we are required to file a securities registration statement in Korea in connection with this offering, notwithstanding that no shares are being offered or sold in Korea. See “Risk Factors — Risks Related to Korean Regulation”.

Korean regulation of subsidiary listings by Korean listed companies

Our indirect parent companies, MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd., are listed on the KOSDAQ market and the KOSPI market of the Korea Exchange, respectively. On August 3, 2026, amendments to the Korea Exchange listing and disclosure regulations took effect that govern the listing of a subsidiary of a Korean listed company. The regulations apply where the subsidiary is to be listed on an overseas exchange, and accordingly apply to this offering.

The Korea Exchange imposes obligations on Korean listed companies that hold, directly or through intermediate entities, a specified interest in the subsidiary to be listed overseas. Both MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd. are subject to them in connection with this offering.

Under the regulations, the board of directors of each such Korean listed parent must, before the subsidiary’s listing proceeds:

•        assess the impact of the proposed listing on the parent’s shareholders;

•        adopt measures to protect the parent’s shareholders, specifying the timing and conditions of performance;

•        engage with the parent’s shareholders, or confirm their consent through a general meeting of shareholders or a comparable method;

•        resolve to approve or disapprove the proposed listing and notify the subsidiary of that resolution; and

•        make public disclosure at each stage of the process.

Each of these steps must first be reviewed and approved by an independent special committee of the parent’s board.

Where a parent obtains shareholder approval at a general meeting, the shareholder protection requirements are presumed to be satisfied. The approval standard applies a voting cap under which any shareholder holding more than 3% of the parent’s shares is limited to 3% for this purpose, with the excess also excluded from the denominator, and requires affirmative votes equal to at least 25% of the parent’s total outstanding shares. The exemption from that 25% threshold that is otherwise available under Korean corporate law where electronic voting is adopted does not apply.

Where shareholder approval is not obtained, the parent must disclose the reason, and the transaction is subject to review by the Korea Exchange on a case-by-case basis, taking into account the subsidiary’s financing needs and the availability of alternatives, the characteristics of its industry, the origin and duration of the parent-subsidiary relationship, and the relative significance of the subsidiary to the parent.

The shareholders of MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd. other than their respective controlling shareholders consist almost entirely of individual retail investors. Under the voting cap described above, the outcome would depend on a level of retail participation that neither company considers achievable. Each parent has accordingly concluded that shareholder approval at a general meeting is not realistically available to it, and each intends to satisfy its obligation through shareholder engagement and to proceed by way of case-by-case review. Neither parent has commenced that review as of the date of this prospectus.

A Korean listed company that fails to comply with these regulations may be subject to a contractual penalty of up to KRW 1 billion, suspension of trading in its shares, and, in the case of a disclosure failure, monetary sanctions and penalty points. These consequences would affect us as well as the parent. The Financial Supervisory Service and the Korea Exchange take the position that whether our two Korean listed parent companies have performed their shareholder protection obligations must be stated in the securities registration statement that we file with the Financial Supervisory Service, as discussed below, and that those obligations must have been performed before the securities registration statement can be accepted. Accordingly, the performance by our parent companies of their shareholder protection obligations may affect this offering.

Korean securities registration statement

Separately, under the Financial Investment Services and Capital Markets Act of Korea, where a Korean listed company holds an interest of 20% or more in a company to be listed on an overseas exchange, and no restriction is in place that would prevent Korean residents from acquiring the shares, the company to be listed must file a securities registration statement with, and have it accepted by, the Financial Supervisory Service of Korea. This requirement applies even though no shares are being offered or sold in Korea.

Each of MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd. holds an indirect interest in us in excess of that threshold. We will accordingly file a securities registration statement in Korea in connection with this offering. No shares are being offered to, and no offer is being made to, residents of Korea, and the underwriters will not conduct any underwriting or offering activity in Korea.

Under the Korean capital markets law, in an offering such as this one, which involves both an issuance of new shares and a sale of existing shares, a securities registration statement becomes effective 15 business days after the date on which it is accepted by the Financial Supervisory Service. The Korean financial authorities have stated in a press release that the shareholder protection obligations of a parent company also apply to listings on overseas exchanges such as this one, and the newly revised form of securities registration statement requires disclosure of whether a parent company has performed those obligations. Accordingly, until our parent companies have completed the performance of their shareholder protection obligations, the Financial Supervisory Service may refuse to accept our securities registration statement and may request amendments to it. If we were to close this offering before an amended securities registration statement has been accepted by the Financial Supervisory Service and the 15-business-day effectiveness period has run, a question could arise as to whether we have violated the Financial Investment Services and Capital Markets Act. Therefore, performance by our parent companies of their shareholder protection obligations and the acceptance of our securities registration statement by the Korean financial authorities may affect this offering.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering of our securities, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds US$700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Implications of Being a Controlled Company

SIMWON TECH INC will own approximately 80.54% of the voting power of our Common Stock following this offering (or approximately 78.54% if the underwriters in full exercise their option to purchase additional Common Stock) and we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any such exemptions, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our Common Stock to look less attractive to certain investors or otherwise harm the trading price of the Common Stock. Please see “Risk Factors — Following this offering, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Although we do not currently intend to rely on the exemptions from certain corporate governance requirements afforded to a “controlled company” under the Nasdaq Listing Rules, we could potentially seek to rely on such exemptions in the future.”

THE OFFERING

Issuer	Simwon America Corp.
Common Stock Offered by us	1,500,000 shares offered by the Company.
Common Stock Offered by Selling Stockholders	1,000,000 shares offered by the Selling Stockholders.
Assumed initial public offering price	US$20.00 (the midpoint of the price range set forth on the cover page of this prospectus) per share of Common Stock.
Common Stock to be outstanding immediately after this offering	14,750,000 shares (15,125,000 shares if the Underwriter exercises its Over-allotment Option to purchase additional shares in full).
Underwriter’s Over-allotment Option to Purchase Additional Shares

We have granted the underwriter an option, exercisable one or more times in whole or in part, to purchase up to 375,000 additional shares, or 15% of the securities being offering, from us at the initial public offering price less the underwriting discount within 45 days from the date of this prospectus.

Underwriter’s Warrant

We have agreed to issue a warrant to the underwriter in an amount equal 5% of the total number of shares of Common Stock sold in this offering with an exercise price equal to 120% of the initial public offering price.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$23.9 million, or approximately US$30.7 million if the underwriter exercise its option to purchase additional common Stock, based on an assumed initial public offering price of US$20.00 per share, which is the midpoint of the range set forth on the cover page of the prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•   approximately 25% for the acquisition of a company on the East Coast to support the expansion of our business;

•   approximately 25% for market expansion initiatives targeting the Mexican and Canadian markets;

•   approximately 10% for the establishment of an independent research and development team to drive technological innovation and product optimization; and

•   approximately 40% for general working capital needs.

See “Use of Proceeds” for additional information. We will not receive any proceeds from sales of Common Stock Shares by the Selling Stockholders.

Lock-up

Prior to the completion of this offering, we, each of our directors and officers, and existing stockholders, have agreed, subject to certain exceptions, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any units, shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, except that the aforementioned lock-up does not include the 1,000,000 Common Stock Shares offered by the Selling Stockholders in this Offering for a period of 180 days after the closing of this offering. See “Underwriting” for additional information.

Risk Factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.
Controlled Company

Following this offering, Simwon Tech Inc., our parent, will own approximately 80.54% of our Common Stock (assuming no exercise of the Underwriter’s Over-allotment Option to purchase 375,000 additional shares of our Common Stock in this offering). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq and will qualify for certain exemptions from Nasdaq’s corporate governance requirements.

Nasdaq symbol for our Common Stock	SWA
Pre-IPO Investors	Collectively, First MVG Fund, a Korea organized investment partnership, J&J Holdings Limited, a Hong Kong corporation, and Jade Technology Enterprise Limited, a BVI corporation.
Pre-IPO Subscription Agreements

Those certain subscription agreements dated November 25, 2025, entered into by and between the Company and each of the Pre-IPO Investors, pursuant to which the Company issued and sold an aggregate of 1,038,461 shares of Common Stock for an aggregate consideration of US$9,000,000.

Listing

We have applied to list our Common Stock Shares on the Nasdaq under the symbol “SWA”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Common Stock Shares will be trading on Nasdaq.

Transfer Agent and Registrar	VStock Transfer, LLC

RISK FACTORS

An investment in shares of our Common Stock involves risks and uncertainties. In addition to the other information in this prospectus, you should carefully consider the factors below before making an investment decision to purchase shares of our Common Stock. You should be aware that it is not possible to predict or identify all of these factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, our business, financial condition, results of operations, cash flows or prospects could be adversely affected, potentially in a material way, which could result in a partial or complete loss of your investment.

Risks Related to Our Business, Industry and Operations

We have a limited operating history which makes evaluating our business and future prospects difficult.

SIMWON was originally incorporated in the State of California, on June 28, 2016. We have a very limited operating history on which investors can base an evaluation of our business, prospects, financial condition and operating results. You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition and operating results may be materially and adversely affected. We intend to derive our revenue from the sale of our products and services. There are no assurances that we will be able to retain existing or secure future business with customers.

Our business strategy may not be successfully implemented, which could negatively impact our financial results and stock price.

The success of our strategy depends on several factors, including our ability to introduce new products that meet customer needs and preferences, expand into new markets and geographies, attract and retain qualified personnel, manage our expenses and costs, implement new production lines and increase the capacity of existing ones, and respond to changes in market conditions, industry trends, and customer demand. However, there can be no assurance that we will be able to effectively execute our strategy, which could adversely affect our business, financial condition, and results of operations. Any delays, cost overruns, or other issues associated with implementing the strategy could negatively impact our financial results and its ability to attract and retain investors.

Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance or correctly anticipate regulatory changes.

The global automobile internal body parts supply industry is highly competitive. Our future growth rate depends upon a number of factors, including our ability to: (i) expand manufacturing footprint to support strategic accounts; (ii) optimize operational efficiency and drive margin expansion; (iii) increase content per vehicle through integrated sub-assembly; (iv) secure contracts for next-generation vehicle architectures.

Intense competition in the industry may lead to pricing pressures, loss of customers, or reduced profit margins. Our competitors may have greater financial resources, more established customer relationships, larger production capacities, or superior technological capabilities, which could make it difficult for us to compete effectively. Additionally, the shift towards electric vehicles and autonomous driving technologies may require significant investments in research and development, and if we fail to keep pace with these changes, our market position could be negatively impacted.

We have experienced and may in the future experience significant delays in the design, manufacturing of our products.

There are often delays in the design, development, manufacturing and release of new products, and to the extent we delay the launch or manufacture of our products, our growth prospects could be adversely affected. These delays can stem from a variety of factors, including but not limited to technical challenges in achieving desired performance specifications, unforeseen complexities in integrating new technologies, shortages or disruptions in the supply chain for critical components, difficulties in scaling up manufacturing processes to meet quality and volume requirements, and compliance with evolving regulatory standards that may necessitate design modifications. Such delays not only prevent us from capitalizing on market opportunities in a timely manner but also increase our research and development expenses, as we may need to allocate additional resources to address the underlying problems. Furthermore, prolonged delays can lead to increased competition from rival companies that may introduce similar products earlier, thereby eroding our potential market share and pricing power. Additionally, if we are unable to manage these delays effectively, it could damage our reputation with customers, distributors, and investors, who may lose confidence in our ability to deliver products on schedule and meet their expectations.

Any delay in the design, development, manufacturing and release of our products could materially damage our brand, business, prospects, financial condition and operating results.

We have limited ability to accurately make plans for our production, which may result in carrying excess and obsolete raw material inventory.

We generally make decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on estimates made in light of certain production and sales forecasts, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates or plans. If the final purchase orders substantially differ from our estimates, we may have excess raw material inventory or material shortages. Excess inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Expediting additional material to make up for any shortages within a short time frame could result in unprofitable sales or cause us to adjust delivery dates. In either case, our results of operation would fluctuate from period to period.

Failures or delays in the design, validation, and implementation of complex tooling for new or refreshed vehicle models could disrupt our production and harm our relationship with our major customer.

Manufacturing our safety-critical body structures, such as monolithic Door Rings, requires the design and deployment of highly specialized and complex tooling, particularly for our Hot Press Forming and Cold Stamping lines. These dies and fixtures must meet extreme precision standards to ensure the dimensional accuracy required for automated assembly.

As our major customer, Tesla, frequently updates its vehicle lineup, we are required to rapidly retool our facilities to accommodate new specifications. If we fail to successfully design, install, or validate this new tooling on time, or if the tooling fails to produce parts that meet strict quality standards, we may be unable to ramp up production volumes as planned. Given our “JIT” supply arrangement, we maintain limited finished goods inventory. Therefore, any significant tooling failure or delay would not only halt our own manufacturing but could also disrupt our customer’s assembly lines. Such disruptions could result in:

•        substantial contractual penalties or chargebacks from our customer;

•        expensive expedited shipping costs to mitigate delays;

•        significant remediation costs to repair or replace defective dies; and

•        reputational damage that could jeopardize our status as a strategic Top-Tier supplier.

Any of these consequences could have a material adverse effect on our business, financial condition, and results of operations.

We rely on a limited number of suppliers, including significant reliance on our parent company and affiliates, for critical raw materials. Any disruption in this concentrated supply chain could materially and adversely affect our production and business operations.

We rely on a strictly limited group of third-party and related-party suppliers for the provision of key components and raw materials. For the fiscal year ended June 30, 2025, our top five suppliers accounted for approximately 99.6% of our total procurement, with our parent company, Simwon Tech Inc. and a key third-party steel manufacturer representing a substantial majority of these purchases.

While we strive to maintain diverse supply channels, the specialized nature of our products requires raw materials that meet stringent technical specifications validated by our major customer, Tesla. Consequently, we are often required to source specific materials from single or single-source suppliers. Replacing these suppliers is not immediately feasible due to the lengthy engineering validation and qualification periods required by our customer. If our key suppliers fail to meet performance specifications, lose their certified status, or are unable to scale production to meet our demand, we may be unable to manufacture our products in accordance with our customer’s Just-In-Time schedules. We also derive a significant portion of our supply chain stability from our affiliated entities, including Simwon Tech Inc. and Simwon NA, Corp. If these related parties experience financial difficulties, operational disruptions, or strategic shifts that deprioritize our orders, we may not be able to secure replacement materials on favorable terms, or at all, in the short term.

Generally, if we are unable to obtain components and raw materials from these concentrated sources, or if global steel and aluminum prices fluctuate significantly, our business could be adversely affected. Any delay or interruption in supply could force us to halt production, leading to severe penalties for failure to deliver to our customer, damage to our reputation, and a material adverse effect on our business, prospects, financial condition, and operating results.

We rely on a major customer for substantially all of our revenue. The loss of this customer, or any significant reduction in their order volume, would have a material adverse effect on our business, financial condition, and results of operations.

We currently derive substantially all of our revenue from Tesla. For the fiscal year ended June 30, 2025, sales to Tesla accounted for approximately 99.49% of our total revenue. For the fiscal year ended June 30, 2026, sales to Tesla accounted for approximately 99.02% of our total revenue. We expect this concentration to continue for the foreseeable future. Consequently, our financial performance depends almost entirely on Tesla’s business performance, production schedules, and continued demand for its vehicles.

Although we have an established supply relationship with Tesla, our arrangements with Tesla generally do not guarantee minimum purchase volumes. Orders are typically placed based on their production needs and market demand for their electric vehicles. If Tesla experiences a decline in sales, faces production disruptions, or decides to reduce their inventory levels, they may reduce or cancel orders for our components with limited notice.

Any adverse change in our relationship with Tesla could cause our revenue to decline precipitously. The specific risks include:

•        If Tesla were to terminate our relationship or switch to alternative suppliers for future vehicle programs;

•        If Tesla decides to manufacture the body structure components that we currently supply entirely using their own facilities;

•        If Tesla exerts significant pressure on us to reduce prices, which would compress our margins; or

•        If consumer demand for the specific models we support fails to meet expectations.

Because our manufacturing facilities and equipment are specialized and dedicated to serving Tesla, we would be unable to replace this lost revenue with other customers in the short term. This would result in a material adverse effect on our ability to continue operations.

If we fail to continue to establish, maintain and strengthen our unique brand, and our brand and reputation could be harmed by negative publicity regarding our products.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen our unique brand. Developing, maintaining and strengthening our brand will likely depend significantly on our ability to provide high-quality products and engage with our customers as intended. However, we have limited experience in these areas. Our target customers may be reluctant to acquire products from a new and unproven company. Furthermore, our novel technology and design may not align with target customer preferences. If we do not continue to develop and maintain a strong brand, we may lose the opportunity to keep our current customers and our business, prospects, financial condition and operating results will be materially and adversely impacted.

In addition, if negative incidents relating to our products occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ products.

If we fail to manage our growth effectively, we may not be able to further design, develop, manufacture and market our products successfully.

Our operations are subject to all the risks inherent in growing business enterprises. To grow effectively, we must continue to be able to launch new products and increase our production capacity to meet changing consumer preferences and demands in a timely and cost-effective manner. We intend to expand our operations significantly and our future expansions include:

•        expanding the management team;

•        hiring and training new personnel;

•        leveraging consultants to assist with company growth and development;

•        expanding our product offering;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding design, research and development, manufacturing and sales capabilities;

•        implementing and enhancing administrative infrastructure, systems and processes; and

•        expanding into new markets.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition.

We may be subject to product liability claims and warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The automobile industry in particular experiences significant product liability claims and warranty claims. Because our products are internal parts of the automobiles, we face inherent risk of exposure to claims in the event our products do not perform or are claimed to not have performed as expected. Product liability claims, even those without merit or those that do not involve our products, could harm our business, prospects, financial condition and operating results. Additionally, product liability claims that affect our competitors or suppliers may also cause indirect adverse publicity for us and our products. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our products and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

Warranty reserves will include our management team’s best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly in light of our limited operating history and the limited field data available to us. Despite having accurately estimated our reserves for expenses related to our warranty programs, changes to such estimates based on real-world observations may cause material changes to our warranty reserves in the future. If our reserves become inadequate to cover future maintenance requirements on its vehicles, our business, prospects, financial condition and results of operations could be materially and adversely affected. We may become subject to significant and unexpected expenses as well as claims from our customers. There can be no assurances that then-existing reserves will be sufficient to cover all claims.

If we are unable to attract and retain key personnel and hire qualified management, technical personnel, our ability to compete could be materially and adversely affected.

Our success depends to a significant extent on the continued service of our key management, technical, and other personnel, including our executive officers and senior managers. The loss of the services of any of these key personnel could have a material adverse effect on our business, financial condition, and results of operations.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel, such as key engineering personnel, scientists and executive officers. Experienced and highly skilled personnel are in high demand and competition for such personnel can be intense, and our ability to hire, attract and retain them depends in part on our ability to provide competitive compensation. We may unable to attract, develop or retain qualified personnel in the future, and a failure to do so could adversely affect our business. In addition, any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

If we fail to increase productivity through sustainable operational improvements, as well as unable to successfully execute repositioning projects or effectively manage our workforce, our profitability may be reduced.

Our profitability and margin growth are dependent upon our ability to drive sustainable improvements. In addition, we seek productivity and cost savings benefits through repositioning actions and projects, such as consolidation of manufacturing facilities, transitions to cost-competitive regions, workforce reductions, asset impairments, product line rationalizations and other cost-saving initiatives. Risks associated with these actions include delays in execution of the planned initiatives, additional unexpected costs, realization of fewer than estimated productivity improvements and adverse effects on employee morale. We may not realize the full operational or financial benefits we expect, the recognition of these benefits may be delayed and these actions may potentially disrupt our operations. Additionally, organizational changes, attrition, labor relations difficulties, or workforce stoppage could have a material adverse effect on our business, reputation, financial position and results of operations.

We have entered and may continue to enter into agreements and non-binding purchase orders, letters of intent and memorandums of understanding or similar agreements for sales of our products, which are cancellable at the option of our customers.

We have entered and may continue to enter into agreements, purchase orders, letters of intent and memorandums of understanding or similar agreements for the sale of our products that include various modification and/or cancellation rights in favor of the customer. For example, we have entered into binding purchase agreements with our major customer Tesla for their purchase; however, they are subject to the further entry into a definitive agreement with final pricing, warranty coverage and other terms. These purchase obligations may also be canceled by the customer with six months’ written notice. As a result, we cannot assure that we will be able to enter into a definitive agreement or that our customers will not exercise their cancellation rights. Any of these adverse actions related to these agreements, purchase orders, letters of intent, memorandums of understanding or any future customer contracts could harm our business, prospects, financial condition and operating results.

We may incur material losses and costs as a result of warranty claims, including product recalls, and product liability actions that may be brought against us.

In the future, in the event that any of our products fails to perform as expected, we may face direct exposure to warranty and product liability claims or may be required to participate in a government or self-imposed recall involving such products. Our customers that are not end users, such as auto manufacturers, may face similar claims or be obliged to conduct recalls of their own, and in such circumstances, they may seek contribution from us. Our agreements with our customers do not always include limitation of liability clauses or, in certain situations or legal jurisdictions, such limitation of liability clauses may not be fully valid. If any such claims or contribution requests exceed our available insurance, or if there is a product recall, there could be a material adverse impact on our results of operations.

If a large number of products are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to deploy recalled products for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our products and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, and could adversely affect our brand image, as well as our business, prospects, financial condition and operating results.

Risks Related to our Financial Condition

We will require significant capital to develop and grow our business, and we may be unable to adequately control the costs associated with our operations.

We have incurred significant expenses on and will require additional capital to develop and grow our business, including upgrading and improving our products, establishing or expanding design, funding ongoing research and development (“R&D”) activities, satisfying regulatory and environmental compliance obligations, building our brand and meeting general working capital needs. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our products to meet projected performance metrics, identify and investigate new areas of demand and successfully market our products, but also our ability to sell or lease products at prices needed to achieve our expected margins and control our costs. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our products, our margins, profitability and prospects may be materially and adversely affected.

Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.

Our financing agreements that we may enter into from time to time, contain certain affirmative, negative, and financial covenants, and other customary events of default. Certain covenants in our financing agreements are subject to important exceptions, qualifications, and cure rights. If we fail to comply with such covenants, if any other events of default occur for which no waiver or amendment is obtained, or if we are unable to timely refinance the debt obligations subject to such covenants or take other mitigating actions, the holders of our indebtedness could, among other things, declare outstanding amounts immediately due and payable, and, subject to the terms of relevant financing agreements, repossess or foreclose on collateral, including certain of our assets used in our business. The acceleration of significant indebtedness, or actions to repossess or foreclose on collateral may cause us to renegotiate, repay, or refinance the affected obligations, and there is no assurance that such efforts would be successful or on terms we deem attractive. In addition, any acceleration or actions to repossess or foreclose on collateral under our financing agreements could result in a downgrade of any credit ratings then applicable to us, which could result in additional events of default or limit our ability to obtain additional financing.

Risks related to Laws and Regulations

If we, our partners or our suppliers fail to comply with substantial regulation, these regulations could substantially harm our business and operating results.

We, as well as our third-party partners and our suppliers, are or will be subject to substantial regulation under foreign, federal, state and local laws. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service automotive components for vehicles in any of these jurisdictions. If we, our third-party partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other authorizations necessary to carry out our operations in the jurisdictions in which we currently operate, or those jurisdictions in which we plan to operate, our business, prospects, financial condition and operating results could be materially and adversely affected. We have incurred, and expect to continue to incur, significant costs in complying with these regulations.

Changes in legislation or government regulations or policies may have a significant impact on demand for our products and our results of operations.

The sales and margins of our business are directly impacted by government regulations, including safety, performance and product certification regulations. To the extent the laws change, new laws are introduced, or if we introduce new products in the future, some or all of our products may not comply with applicable foreign, federal, state or local laws. Further, certain industry standards currently regulate automotive components. Compliance with these standards could be burdensome, time-consuming, and expensive. There can be no assurance that we will be able to maintain our profitability by offsetting any increased compliance costs.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Furthermore, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation known as the Tax Cuts and Jobs Act of 2017 (“TCJA”), the Coronavirus Aid, Relief, and Economic Security Act and the Inflation Reduction Act of 2022 enacted many significant changes to the U.S. tax laws. Further guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to federal tax laws. Future tax reform legislation could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense.

Changes in international trade policies, tariffs and treaties could adversely affect our business, prospects, financial condition and operating results.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our cost of production, supply chain and ability to export our products. Recently, the U.S. has implemented a range of tariffs and increases to existing tariffs on foreign goods, such as steel and select automotive parts. In response to these tariffs, a number of U.S. trading partners have imposed, are considering imposing, retaliatory tariffs on a wide range of U.S. products, which make it more costly for us to export our products to those countries. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, or if demand for our exported products decreases due to the higher cost, our operating results could be materially and adversely affected.

While we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have an adverse impact on demand for our sales and clients and affect the economies of the United States and various countries, having an adverse effect on our business, financial condition and results of operations.

We are subject to various environmental laws and regulations that could impose substantial costs and our operations expose us to the risk of material environmental liabilities.

Our operations are and will be subject to foreign, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage and disposal of, and human exposure to, hazardous materials and substances. We are also subject to potentially material liabilities related to the compliance of our operations with the requirements of these laws and regulations. Environmental and health and safety laws and regulations can be complex, and we have limited experience in compliance. Moreover, we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.

As of the date of this prospectus, we are party to a wage and hour class action lawsuit, alleging non-compliance with meal period requirements for temporary warehouse employees provided by a staffing agency, based on a theory that we and the staffing agency are joint employers. We have reached a tentative settlement agreement with respect to this matter in the aggregate amount of approximately US$1.2 million, of which our estimated share is approximately US$0.6 million. The settlement remains subject to court approval, and any payment thereunder is not expected to be made until late 2026 or early 2027. We had not accrued any liability with respect to this matter as of June 30, 2025. As of June 30, 2026, we had accrued approximately US$0.6 million for our estimated share of the settlement obligation, although the settlement had not received final court approval as of such date. From time to time, we may be involved in lawsuits, investigations and other proceedings arising in the ordinary course of our current and historical business operation, including matters relating to commercial transactions, product liability, employment, employee benefits plans, intellectual property, import and export compliance, environmental, health and safety matters, securities litigation, tax proceedings and litigation related to our indebtedness. Some of these matters may involve substantial claims for damages or other relief. Any adverse outcome in such proceedings could result in significant monetary damages, penalties, fines, injunctive relief, reputational harm or changes to our business practices, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For additional information regarding our pending legal proceedings, see “Regulations and Legal Proceedings”. We cannot predict with certainty the outcome of legal proceedings or contingencies. The costs incurred in litigation can be substantial and result in the diversion of management’s attention and resources.

We may also make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements, and we may become subject to or be required to pay damage awards or settlements that could have a material adverse effect on our results of operations, cash flows and financial condition. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition and results of operations. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. The incurrence of significant liabilities for which there is no or insufficient insurance coverage could adversely affect our results of operations, cash flows, liquidity and financial condition.

Because we have officers and directors who live outside of the United States, you may have no effective recourse against them for misconduct and may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our directors and officers.

We have officers and directors who live outside of the United States. As a result, it may be difficult for investors to enforce within the U.S. any judgments obtained against those officers and directors or obtain judgments against them outside of the U.S. that are based on the civil liability provisions of the federal or state securities laws of the U.S. Investors may not be able to receive compensation for damages to the value of their investment caused by wrongful actions by our directors and officers.

Our Korean listed parent companies must complete a regulatory process in Korea before this offering can proceed, and that process is not complete.

Amendments to the Korea Exchange listing and disclosure regulations that took effect on August 3, 2026 require each of MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd., our indirect parent companies listed in Korea, to complete a prescribed board process before our listing proceeds, including an assessment of the impact on their shareholders, the adoption of shareholder protection measures, confirmation of shareholder views, a board resolution and staged public disclosure, each reviewed in advance by an independent special committee. See “Regulations — Korean regulation of subsidiary listings by Korean listed companies.”

As of the date of this prospectus, neither parent has completed this process. Each intends to complete it before the effectiveness of the registration statement of which this prospectus forms a part. We do not control our parent companies and cannot direct the conduct or timing of their boards, their special committees or their shareholder engagement. If either parent does not complete the process, or does not complete it on the timetable we anticipate, this offering may be delayed or may not be completed, and we may be required to update or supplement this prospectus. Any such delay would also require us to update the financial statements included in this prospectus, which would increase the cost of this offering.

The outcome of the Korea Exchange’s review is uncertain, and there is no precedent for the application of these regulations to a listing on a U.S. exchange.

Each of our Korean listed parents has concluded that it is not able to obtain shareholder approval by the standard that would give rise to a presumption of compliance, and each intends instead to satisfy its obligation through shareholder engagement and to proceed by way of review by the Korea Exchange on a case-by-case basis.

That review is discretionary and its outcome is not assured. The regulations took effect on August 3, 2026 and, as of the date of this prospectus, no listing on an exchange outside Korea has been reviewed under them. There is accordingly no precedent on which our parents or we can rely, and the Korea Exchange may take a different view of the sufficiency of the shareholder engagement undertaken, of the shareholder protection measures adopted, or of the justification for the listing. Korean regulators have publicly indicated that shareholder approval obtained at a general meeting is the preferred route. An adverse or delayed outcome could delay this offering or prevent it from being completed.

Commitments our parent companies make to their own shareholders in connection with the Korean process may restrict us.

In connection with the process described above, each of MS Autotech Co., Ltd. and Myoung Shin Industry Co., Ltd. is required to adopt measures to protect its own shareholders, and to specify the timing and conditions on which those measures will be performed. Those measures may include undertakings as to the retention of shares in us, restrictions on further spin-offs or listings within the group, restrictions on the application of the proceeds of this offering, and commitments relating to dividends.

These measures are adopted by our parent companies for the benefit of their own shareholders, whose interests may differ from those of holders of our Common Stock. To the extent they restrict our ability to issue additional equity, to use the proceeds of this offering as we would otherwise determine, to pursue acquisitions using our shares as consideration, or to set our own dividend policy, our financial flexibility may be reduced and our business, prospects, financial condition and operating results could be materially and adversely affected.

Sanctions imposed on our parent companies under the Korean regulations could adversely affect us.

A Korean listed company that fails to comply with these regulations may be subject to a contractual penalty and suspension of trading in its own shares, and monetary sanctions and penalty points for disclosure failures. In addition, shareholders of our parent companies may challenge the Korean process, and any resulting proceeding could delay or disrupt this offering.

We are required to file a securities registration statement in Korea, and our ability to complete this offering depends in part on that filing.

Because our Korean listed parent companies hold an indirect interest of 20% or more in us, and no restriction is in place that would prevent residents of Korea from acquiring shares of our Common Stock following this offering, we are required under Korean law to file a securities registration statement with, and have it accepted by, the Financial Supervisory Service of Korea. This requirement applies notwithstanding that no shares are being offered or sold in Korea.

We have not yet made that filing. Under the Korean capital markets law, in an offering such as this one, which involves both an issuance of new shares and a sale of existing shares, a securities registration statement becomes effective 15 business days after the date on which it is accepted by the Financial Supervisory Service. The Korean financial authorities have stated in a press release that the shareholder protection obligations of a parent company also apply to listings on overseas exchanges such as this one, and the newly revised form of securities registration statement requires disclosure of whether a parent company has performed those obligations. Accordingly, until our parent companies have completed the performance of their shareholder protection obligations, the Financial Supervisory Service may refuse to accept our securities registration statement and may request amendments to it. If we were to close this offering before an amended securities registration statement has been accepted by the Financial Supervisory Service and the 15-business-day effectiveness period has run, a question could arise as to whether we have violated the Financial Investment Services and Capital Markets Act and it could result in sanctions under Korean law. Therefore, performance by our parent companies of their shareholder protection obligations and the acceptance of our securities registration statement by the Korean financial authorities may affect this offering.

Risks Related to our Intellectual Property

We currently do not own any intellectual property, as all designs and development are undertaken based on customer requirements, creating a risk of limited proprietary advantage and potential client dependence.

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, or similar intellectual property. Regardless of the type of our services, as discovery, system design, platform development, and deployment are developed under the specific narratives, requirements, and standards of our customers, the intellectual property, including patents, associated with such designs is owned by our parent company Simwon Tech Inc. This business model means that our core competencies are embedded within our ability to execute on client specifications. Consequently, we may have limited ability to leverage our development work for proprietary offerings or to build a defensible competitive moat based on our own unique intellectual assets. This also creates a potential for increased client dependence, as their continued engagement may be tied to the proprietary nature of the solutions we develop for them. While we aim to build strong client relationships through our expertise and service delivery, the absence of owned intellectual property presents a unique risk profile that could affect our long-term value proposition and strategic independence.

We rely significantly on our parent company for critical intellectual property, technical support, and research and development. If we lose access to these resources, our business would be materially and adversely affected.

Our manufacturing operations are heavily dependent on proprietary technology, brand assets, and R&D support licensed or provided by our parent company, Simwon Tech Inc., and its affiliates. We do not currently own the core intellectual property related to our HPF technology or our corporate trademarks; instead, we access these essential assets through specific technical license agreement and trademark license agreement. Additionally, we rely on our parent company’s mature R&D infrastructure for the initial design and engineering of new vehicle programs.

Our reliance on parent company’s R&D support exposes us to risks associated with supply dependency, communication challenges, and potential intellectual property vulnerabilities. Since we do not possess independent ownership of these key assets, any termination, non-renewal, or modification of these agreements on terms less favorable to us could sever our access to the critical technology required for our production. We may be unable to replace these resources in a timely or cost-effective manner, which could force us to suspend the manufacturing of our key products, thereby materially and adversely affecting our ability to fulfill customer orders and our overall financial condition.

We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming, expensive and adversely affect our business.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our products, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties’ trade secrets or other proprietary rights. Although we are not aware of any present infringement of our products, services or technology on the intellectual property rights of others, we cannot be certain that our products and technologies do not or in the future will not infringe on the valid intellectual property rights held by third parties.

In recent years, there has been a significant amount of litigation in the U.S. involving patents and other intellectual property rights. In the future, we may be a party to litigation as a result of an alleged infringement of others’ intellectual property. Successful infringement claims against us could result in substantial monetary liability, require us to enter into royalty or licensing arrangements, or otherwise materially disrupt the conduct of our business. In addition, even if we prevail on these claims, this litigation could be time-consuming and expensive to defend or settle, and could result in the diversion of our time and attention and of operational resources, which could materially and adversely affect our business. In response to a determination that we have infringed upon or misappropriated a third party’s rights of intellectual property, we may be required to do one or more of the following:

•        cease development, sales or use of our products that incorporate the asserted intellectual property;

•        pay substantial damages;

•        obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

•        one or more aspects or systems of our products that use the technology.

A successful claim of infringement or misappropriation against us could materially and adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Risks Related to This Offering and Ownership of our Common Stock

The market price of our Common Stock may fluctuate widely, and you could lose all or part of your investment.

The market price of our Common Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•        actual or anticipated fluctuations in our quarterly or annual operating results;

•        publication of research reports by securities analysts about us or our competitors or our industry;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•        additions and departures of key personnel;

•        strategic decisions by us or our competitors, such as acquisitions, spin-offs, joint ventures, strategic investments or changes in business strategy;

•        the passage of legislation or other regulatory developments affecting us or our industry;

•        speculation in the press or investment community;

•        changes in accounting principles;

•        terrorist acts, acts of war or periods of widespread civil unrest;

•        natural disasters and other calamities; and

•        changes in general market and economic conditions.

Our ability to raise capital in the future may be limited.

In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both because our business and operations may consume resources faster than we anticipate. Additional financing may not be available on favorable terms or at all. If adequate funds are not available, we may not be able to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our Common Stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our Common Stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot estimate the amount, timing or nature of our future offerings and their impact on the market price of our Common Stock.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our Common Stock.

After listing, if we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our Common Stock. Such a de-listing would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We have no current plans to pay dividends on our Common Stock for the foreseeable future and, consequently you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We have no current plans to pay any cash dividends for the foreseeable future. We intend to retain future earnings, if any, for future operations, expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, any future indebtedness and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we incur, including our credit facility. As a result, you may not receive any return on an investment in our Common Stock unless you sell our Common Stock for a price greater than that which you paid for it. While we may change this policy at some point in the future, we cannot assure you that we will make such a change.

Our management will have broad discretion in how we use the net proceeds of this offering.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We are an “emerging growth company” as defined under the Securities Act and may take advantage of certain reduced disclosure requirements.

As our total revenues for the most recently completed fiscal year were less than US$1.235 billion, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we may take advantage of certain reduced reporting and other requirements that apply to public companies, including, among others: exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002; and the ability to delay adoption of new or revised accounting standards until those standards would otherwise apply to private companies. As a result, if we choose not to comply with certain reporting and other requirements, including the auditor attestation requirement, investors may not have access to information that they may deem important.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised financial accounting standards. This means that an emerging growth company can delay the adoption of certain accounting standards until those standards are applicable to private companies. We have elected to take advantage of this extended transition period. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for such accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Your percentage ownership of our Common Stock may be diluted by the future issuance of additional Common Stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

Your percentage ownership of our Common Stock may be diluted in the future because of equity issuances pursuant to capital market transactions or otherwise. We may grant Non-statutory Stock Options and Restricted Stock to employees and consultants. Incentive Stock Options may be granted only to employees. Awards made under such plans will have a dilutive effect on our earnings per share, which could adversely affect the market price of our Common Stock.

From time to time in the future, we may also issue additional shares of our Common Stock or securities convertible into Common Stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our Common Stock or securities convertible into our Common Stock would dilute the percentage ownership of the Company held by holders of our Common Stock and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Common Stock, including investors who purchase Common Stock in this offering.

No public market for our Common Stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price for our Common Stock will be determined through negotiations with the Underwriter. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of Common Stock following this offering. Although we have applied to list our Common Stock on Nasdaq, we may not get approved and even if we are approved an active trading market for our shares may never develop or, if developed, be maintained following this offering. If an active market for our Common Stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market also may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The lack of an active market also may reduce the fair market value of your shares of Common Stock.

We expect to incur significant costs and devote substantial management time as a result of operating as a public company.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, and Nasdaq, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

Following this offering, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Although we do not currently intend to rely on the exemptions from certain corporate governance requirements afforded to a “controlled company” under the Nasdaq Listing Rules, we could potentially seek to rely on such exemptions in the future.

Upon the completion of this offering, Simwon Tech Inc., our parent, will own approximately 80.54% of our Common Stock (assuming no exercise of the underwriter’s option to purchase 375,000 additional shares of our Common Stock in this offering). As a result, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. We do not currently intend to rely on those exemptions afforded to a “controlled company.” Nonetheless, in the future, we could potentially seek to rely on certain of those exemptions afforded to a “controlled company,” and in such case, you would not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our Common Stock price could decline.

The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Furthermore, if one or more of the analysts who cover our company issues adverse or misleading research or reports regarding us, our business model, our stock performance or our market, or if our operating results do not meet their expectations, our stock price could decline.

California law and the provisions of our articles of incorporation and amended and restated bylaws may have an anti-takeover effect.

California corporate law and provisions of our articles of incorporation, as amended, and our amended and restated bylaws, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our stockholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors must comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Collectively, provisions of our articles of incorporation and amended and restated bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our common stock.

General Risk Factors

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Common Stocks may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel resources. Furthermore, prior to this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects and may not provide our management with as much or as accurate or timely information. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Common Stocks.

We have been and may continue to be impacted by macroeconomic conditions, rising inflation rates, uncertain credit, global financial market and industry conditions.

In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. Economic uncertainty and associated macroeconomic conditions, including high volatility and uncertainty in the capital markets including as a result of inflation and interest rate spikes and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, supply chain disruption and geopolitical events, such as the war between Russia and Ukraine, make it difficult for our customers and us to accurately forecast and plan future business activities. Furthermore, during uncertain economic times our customers may face issues gaining timely access to sufficient funding, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results could be negatively impacted. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. In addition, there is a risk that our current or future suppliers, manufacturers or other partners may not survive such difficult economic times, which would directly affect our ability to attain our operating goals on schedule and on budget.

The global political and other conditions, including geopolitical risks such as the current conflict between Russia and Ukraine and related sanctions, may adversely affect our business and results of operations in ways we cannot foresee at the outset or at this point. War and economic dislocations may spur recessions, economic downturns, slowing economic growth and social and political instability; commodity shortages, supply chain risks and price increases; instability in U.S. and global capital and credit markets which could impact us, our suppliers and customers; and currency exchange rate fluctuations among other impacts that adversely affect our business or results of operations.

We are dependent on the continued growth, viability and financial stability of our customers. A substantial portion of our customers are from automobile industry. This industry is subject to rapid technological change often driven by regulatory changes, vigorous competition, short product life cycles and cyclical and reduced consumer demand patterns. In addition to general economic conditions, automotive sales and automotive vehicle production also depend on other factors, such as supplier stability, factory transitions, capacity constraints, the costs and availability of consumer credit, consumer confidence and consumer preferences. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products. Economic declines and corresponding reductions in automotive sales and production by our customers, have in the past had, and may in the future have, a significant adverse effect on our business, results of operations and financial condition.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or in any industry. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and operating results could be adversely affected.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are not able to comply with the requirements of Section 404, the market price of our Common Stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources and costs. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$23.9 million (or approximately US$30.7 million if the Underwriter exercises in full their Over-allotment Option to purchase up to 375,000 additional shares of Common Stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from sales of Common Stock Shares by the Selling Stockholders.

We intend to use the net proceeds of this offering as follows:

•        approximately 25%, or approximately US$5.97 million (or approximately US$7.69 million if the underwriters exercise the over-allotment option in full), of net proceeds of this offering for the acquisition of a company on the East Coast to support the expansion of our business.

•        approximately 25%, or approximately US$5.97 million (or approximately US$7.69 million if the underwriters exercise the over-allotment option in full), of net proceeds of this offering for market expansion initiatives targeting the Mexican and Canadian markets.

•        approximately 10%, or approximately US$2.39 million (or approximately US$3.07 million if the underwriters exercise the over-allotment option in full), of net proceeds of this offering for the establishment of an independent research and development team to drive technological innovation and product optimization.

•        approximately 40%, or approximately US$9.55 million (or approximately US$12.3 million if the underwriters exercise the over-allotment option in full), of net proceeds of this offering for general working capital needs.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

When evaluating potential acquisition targets in the future, our primary focus will be on companies that possess specialized manufacturing capabilities and/or established client networks that can be synergistically integrated into our business. The key factors we will consider include: (i) the complementarity of the target’s manufacturing capabilities and technology to our current operations; (ii) the target’s existing customer base; (iii) valuation and purchase price; and (iv) our management’s capacity to effectively integrate the acquired business. Currently, we have no commitments or active negotiations with respect to any such acquisitions. Approximately 25% of the net proceeds from this offering will be used for acquisitions, and the shortfall amount (if any) will be funded internally.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2026:

•        on an actual basis; and

•        on a pro forma basis to give effect to the issuance and sale by us of 1,500,000 shares of Common Stock at a public offering price of US$20.00 per share, after deducting underwriting discounts, fees and estimated offering expenses payable by us.

The following table assumes no exercise by the underwriter of its warrant to purchase 125,000 shares of Common Stock. The pro forma information below is only for illustrative purposes and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus. The information presented in the capitalization table has been adjusted to reflect the effect of this current offering.

As of June 30, 2026
	Actual (in US$)	Pro Forma (in US$)	Pro Forma as Adjusted(1) (in US$)
Indebtedness	9,000,000	9,000,000	9,000,000
Common stock(2)	1,325	1,475	1,512
Additional paid-in capital	17,599,496	41,483,053	48,345,516
Retained earning(2)	81,734,693	81,734,693	81,734,693
Total stockholders’ equity	99,335,514	123,219,221	130,081,721
Total capitalization	108,335,514	132,219,221	139,081,721

____________

(1)      Pro Forma as Adjusted assume the full exercise of the underwriters’ over-allotment option to purchase 375,000 additional shares of Common Stock from us.

(2)      For the purpose of this table only, common stock is presented after giving effect to a share capitalization the Company intends to complete prior to the effectiveness of this registration statement, pursuant to which 3,211,539 additional shares of common stock would be issued to existing stockholders on a pro rata basis for no consideration. The share capitalization will not change total stockholders’ equity. The financial statement included in this prospectus have not been recast to reflect the share capitalization, which has not been completed.

DILUTION

If you invest in our Common Stock, your interest will be immediately diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share of our Common Stock after this offering. Net tangible book value per share represents our net tangible book table (total net assets less deferred offering costs), divided by the number of shares of our Common Stock outstanding.

As of June 30, 2026, our net tangible book value was approximately US$98.7 million, or US$7.45 per share of Common Stock, based on 13,250,000 shares of Common Stock outstanding immediately prior to the completion of the offering.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of our Common Stock immediately after this offering. After giving effect to the sale of 1,500,000 shares of Common Stock at a public offering price per share of Common Stock of US$20.00, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, as adjusted net tangible book value as of June 30, 2026 would have been approximately US$122.6 million, or approximately US$8.31 per share. This represents an immediate increase in net tangible book value to existing Stockholders of US$0.86 per share and an immediate dilution in as adjusted net tangible book value of US$11.69 per share of our Common Stock to the investors purchasing securities in this offering.

The following table illustrates this per share dilution to the new investors purchasing shares of Common Stock in this offering:

As of June 30, 2026 (in US$)
Assumed initial public offering price per Common Stock Share	20.00
Net tangible book value per share as of June 30, 2026	7.45
Increase in net tangible book value per share attributable to existing Stockholders	0.86
Pro forma as adjusted net tangible book value per share after this offering	8.31
Dilution per share to new investors	11.69

A US$1.00 increase (decrease) in the assumed initial public offering price of US$20.00 per share would increase (decrease) the amount of proceeds to us from this offering available by approximately US$1.36 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. If the underwriter exercises its over-allotment option, in full, the as adjusted net tangible book value after this offering would be US$8.56 per share, the increase in pro forma net tangible book value per share would be US$1.11 and the dilution per share to new investors would be US$11.44 per share, in each case assuming an initial public offering price of US$20.00 per share.

The following table sets forth, on a pro forma as adjusted basis as of June 30, 2026, the difference between the number of Common Stock purchased from us and the Selling Stockholders, the total cash consideration paid, and the average price per share paid by our existing Stockholders and by new public investors before deducting estimated Underwriter’s discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of US$20.00 per Common Stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus:

	Shares Purchased		Total Cash Consideration		Average Price Per Share (US$)
	Number	Percent	Amount (US$)	Percent
Existing stockholders	12,250,000	83.05%	11,433,959	18.61%	0.93
New investors from public offering	2,500,000	16.95%	50,000,000	81.39%	20.00
Total	14,750,000	100.00%	61,433,959	100.00%	4.17

DIVIDEND POLICY

We have never declared or paid cash dividends on our Common Stock. We intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, cash requirements, contractual restrictions, any future indebtedness future prospects and restrictions imposed by applicable law and other factors our board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of and for the fiscal years ended June 30, 2026 and 2025, our audited financial statements as of and for the fiscal years ended June 30, 2025 and 2024, and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Our fiscal year ends on June 30. The discussion below compares our results for the fiscal years ended June 30, 2026 and 2025 and the fiscal years ended June 30, 2025 and 2024, unless otherwise indicated.

Overview

Company Background

Simwon America Corp. (“SAC,” “we,” “us,” or “our”) is a manufacturer of precision automotive body-in-white structural components and operates as a Tier 1 supplier to the electric vehicle industry. Established in 2016, we are a majority-owned subsidiary of Simwon Tech, Inc. and operate manufacturing facilities in Lathrop, California that supply structural components to customers in North America.

We manufacture high-strength body-in-white structural components primarily for Tesla, Inc., including door ring assemblies, B-pillars, and side structures used principally in Tesla Model 3 and Model Y vehicles. We also historically supplied components for Model S and Model X vehicles; production relating to those programs was substantially completed during fiscal year 2026 following Tesla’s decision to discontinue those vehicle programs. Substantially all of our revenue is derived from sales to this customer.

Manufacturing Capabilities

Our manufacturing operations utilize advanced forming and joining technologies, including hot-stamping, laser trimming and cutting, and tailor-welded blank (“TWB”) processes, to produce ultra-high-strength body-in-white structural components. We operate two adjacent leased manufacturing facilities in Lathrop, California that support press forming, welding, inspection, warehousing, and administrative functions. In addition, we lease a nearby warehouse facility used primarily for raw material storage and logistics support. In total, our facilities comprise approximately 567,791 rentable square feet.

Facility	Address	Use	Square Footage
Plant 1	400D’ Arcy Parkway, Lathrop, CA	Office, warehousing, distribution, manufacturing	277,208
Plant 2	18231 Murphy Parkway, Lathrop, CA	Office, warehousing, manufacturing	198,183
Warehouse	619 Tesla Drive, Lathrop, CA	Warehouse	92,400
Total			567,791

Our manufacturing operations utilize automated forming and assembly processes to produce body-in-white structural components. Depending on product requirements, production may include hot press forming (“HPF”) lines that integrate press automation furnaces to heat and form ultra-high-strength steel components, followed by precision laser trimming and cutting processes.

Certain components are subsequently transferred to robotic assembly and welding lines for structural joining, while other components are produced primarily through robotic assembly and welding processes without HPF forming.

Quality inspection and control procedures are performed throughout the production process using computer measuring machines (“CMM”) and optical inspection systems to verify dimensional accuracy and compliance with customer specifications.

Product Portfolio

Our manufacturing activities are primarily focused on the production of body-in-white structural components for electric vehicles and are supported by two complementary core manufacturing capabilities: precision metal stamping and robotic welding and sub-assembly.

•        Precision Metal Stamping.    We operate high-tonnage press lines capable of processing advanced high-strength steel (“AHSS”) to produce structural automotive components requiring high dimensional accuracy and repeatable mechanical performance. These components include door ring assemblies, pillar structures, and side body reinforcements supplied for electric vehicle platforms.

•        Welding and Sub-Assembly.    Using robotic welding cells and automated assembly systems, we manufacture structural sub-assemblies that integrate stamped components into larger body-in-white modules. Depending on product requirements, these processes support the production of reinforced structural assemblies used in vehicle side structures and related safety-critical applications. While our current production is concentrated on body-in-white structural components, our welding and assembly capabilities are also adaptable to additional structural applications, including battery enclosure-related components for electric vehicles.

Quality Management Systems

We maintain IATF 16949:2016 certification across our manufacturing operations and implement structured quality control procedures throughout the production process. Statistical process control (“SPC”) methodologies are applied to support dimensional accuracy and process stability. We also utilize manufacturing execution and supply chain management systems to support production tracking, inventory management, and quality documentation across our operations.

Competitive Strengths

We believe our competitive position is strengthened by:

•        Strategic Customer Relationship:    Long-term supply relationship with Tesla, Inc., characterized by early involvement in customer design processes and multi-year production agreements.

•        Technological Specialization:    Proprietary expertise in high-strength material forming, mixed-material joining techniques for aluminium-to-steel applications, complex progressive die designs, and lightweighting solutions.

•        Operational Excellence:    Lean manufacturing principles, vertical integration of tooling maintenance capabilities, flexible production scheduling to accommodate just-in-sequence delivery requirements, and an integrated Smart Factory System providing real-time production tracking.

•        Certified Quality Systems and Production Control:    IATF 16949-certified manufacturing operations supported by statistical process control methodologies and integrated production tracking systems that support consistent quality and delivery performance.

Factors Affecting Our Performance

Our results of operations are influenced by several key factors, many of which reflect broader industry dynamics:

Demand from Key Customer

Substantially all of our revenue is derived from a single customer, Tesla, Inc. (“Tesla”), a major U.S.-based electric vehicle manufacturer. Our business and results of operations are significantly dependent on maintaining this relationship and meeting the customer’s quality, pricing, and delivery requirements. Any reduction in orders from this customer, or loss of this customer, would materially and adversely affect our business. While our relationship with Tesla is long-standing, this concentration exposes us to significant customer-specific risk.

Customer Program Developments

In April 2026, Tesla formally notified us of the planned discontinuation of the Model S and Model X vehicle programs. Production relating to these programs was substantially completed by May 2026 following the customer’s production schedule.

Revenue attributable to the Model S and Model X programs represented approximately 1.2%, 0.9% and 1.5% of our total revenue for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Based on their limited historical contribution to our total revenue, we do not expect the discontinuation, by itself, to have a material adverse effect on our overall results of operations, financial condition or liquidity.

In connection with the discontinuation, we evaluated inventories associated with the affected programs for recoverability as of June 30, 2026. We recognized an additional inventory allowance of approximately US$0.3 million during fiscal year 2026, primarily related to discontinued Model S and Model X inventory. The related charge was included in cost of goods sold.

We also evaluated program-specific production equipment and other long-lived assets associated with the affected programs. Because the relevant equipment remained usable for other existing or future production programs, no impairment charge was recognized as of June 30, 2026.

Because the affected programs represented a limited portion of our historical revenue and utilized only a limited portion of our overall manufacturing capacity, we believe the related capacity may be available to support other existing or future customer programs.

The Electric Vehicle Transition

The global automotive industry is undergoing a fundamental transformation toward vehicle electrification. Industry analysis indicates that battery electric vehicle (BEV) component content per vehicle is 30% to 50% higher than that of a comparable internal combustion engine vehicle. Battery enclosure systems represent a high-growth segment projected to grow at a 25-28% CAGR through 2030, and we are actively pursuing opportunities in this category.

However, the industry is also experiencing technological disruption, including the emergence of gigacasting and other integrated casting technologies, which may reduce demand for certain stamped structural components used in vehicle body structures. The material transition to aluminium requires new tooling and process expertise, and EV platform consolidation may decrease part design diversity.

Raw Material Costs and Supply Chain

Our cost of goods sold consists primarily of steel and other raw materials. We are exposed to price fluctuations for advanced high-strength steel and aluminium alloys, which are influenced by global commodity markets, trade policies, and supply-demand dynamics. A substantial portion of our raw materials are imported from our parent company and affiliates in South Korea. Fluctuations in global steel prices, tariffs, and our ability to pass these costs through to our customer directly impact our margins.

We maintain safety-stock levels based on sourcing characteristics and customer requirements. For CKD raw materials sourced from Simwon Tech, Inc. safety-stock levels are typically maintained at approximately 4 weeks. For domestically sourced materials within the United States and Canada, safety stock levels are generally maintained at approximately 10 to 12 days.

Finished goods inventory levels are typically maintained at approximately 2.5 to 3.5 days of production, depending on customer delivery requirements. Our supply chain management includes formal receiving controls under which all material receipts are matched against commercial invoices and bills of lading, with verification of receiving documentation prior to recording in the system.

Parent Company Relationships

Simwon America Corp. is a majority-owned subsidiary of Simwon Tech, Inc., which is wholly owned by Myoung Shin Industry Co., Ltd. Simwon America Corp. is a majority-owned subsidiary of Simwon Tech, Inc., which is wholly owned by Myoung Shin Industry Co., Ltd.

Our operations are integrated within the broader group’s manufacturing and supply chain structure, and a significant portion of our raw materials is sourced from affiliated entities within the group. As a result, changes in our relationships with these affiliates or in the financial condition of these parent companies could materially affect our operations and financial condition.

Regulatory Environment

We operate within a complex regulatory framework that directly influences our operations and customer demand:

•        Inflation Reduction Act (IRA):    The IRA establishes sourcing requirements for battery components and critical minerals applicable to certain electric vehicle tax credit eligibility criteria. These requirements may influence customer localization strategies within North American electric vehicle supply chains.

•        USMCA Rules of Origin:    The United States-Mexico-Canada Agreement (USMCA) includes regional value content requirements for automotive goods, which may support demand for regionally sourced automotive components within North America.

•        Trade Policies:    U.S. trade policies, including tariffs affecting imported steel, aluminium and other materials, may affect our raw material costs and supply chain dynamics. Certain imported materials currently benefit from tariff relief through Tesla’s importer-of-record and related tariff programs, which reduces a portion of our tariff exposure.

•        Workplace Safety:    We are subject to regulations enforced by the Occupational Safety and Health Administration (OSHA). Our ability to maintain a safe workplace and comply with all applicable regulations is critical to our operational stability and reputation.

Industry Cyclicality

The automotive components industry exhibits cyclical characteristics correlated with broader economic conditions, consumer confidence, and vehicle purchase cycles. Industry revenues have historically demonstrated sensitivity to changes in interest rates, credit availability, and overall economic growth rates, with a typical lag of one to two quarters following changes in economic conditions. As our revenue is derived entirely from EV production, which has shown stronger growth than the broader automotive market, we have experienced some insulation from traditional industry cyclicality, though this may not continue.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2026 and 2025, and fiscal year ended June 30, 2025 and 2024.

Revenue.    Revenue for the fiscal year ended June 30, 2026 was US$323,854,938, compared to US$373,257,752 for the fiscal year ended June 30, 2025, representing a decrease of US$49,402,814, or 13.2%. The decrease was primarily driven by lower revenue from manufactured components and merchandise sales. During the fiscal year ended June 30, 2026, growth in the electric vehicle market moderated compared to prior periods, and our primary customer placed increased emphasis on cost-reduction initiatives. As a result, average revenue per vehicle program decreased across certain product lines, including through program-specific pricing adjustments. These pricing adjustments were generally accompanied by changes in underlying raw material costs and manufacturing processes, which helped mitigate the impact of lower selling prices on gross margin. In addition, production volume was temporarily reduced during January and February 2026 due to production line automation activities. Production volume began to gradually normalize in March 2026.

Revenue for the fiscal year ended June 30, 2025 was US$373,257,752, compared to US$413,132,675 for the fiscal year ended June 30, 2024, representing a decrease of US$39,874,923, or 9.7%. The decrease was primarily attributable to lower average selling prices across major body-in-white structural components, including door ring assemblies. During fiscal year 2024, demand in the electric vehicle market remained strong, and certain suppliers of tailor welded blank (“TWB”) materials experienced manufacturing capacity constraints. As a result, we purchased certain materials at higher prices, which were reflected in higher customer selling prices under our pricing arrangements.

These temporary higher sales unit prices, combined with higher customer production demand during fiscal year 2024, contributed to higher revenue in that period. In addition, fiscal year 2024 included approximately US$2.7 million of temporary packaging-related revenue associated with the customer’s reimbursement of packaging materials, which did not recur in fiscal year 2025.

Substantially all of our revenue is derived from Tesla under a continuous supply arrangement governed by a semi-annual pricing framework that is updated in January and July. Pricing under this framework reflects changes in underlying production conditions, including raw material pricing and program-specific factors. Customer orders are communicated through structured forecasting and ordering processes, including weekly Electronic Data Interchange (EDI) forecasts and daily Replenishment Orders (RO), which support production planning and shipment scheduling.

We recognize revenue at a point in time when control of goods transfers to the customer. Depending on the applicable shipping terms, control generally transfers upon delivery to and receipt at the customer’s facility under Delivered-at-Place (“DAP”) arrangements or upon handoff to the customer’s designated carrier under Free Carrier (“FCA”) arrangements, as evidenced by shipping documentation such as Advanced Shipping Notices (ASN), Bills of Lading, and delivery confirmations. The transaction price consists of the applicable unit price under the pricing framework and may include variable consideration and other pricing adjustments based on the terms of the applicable arrangement.

Cost of Revenue and Gross Profit.    Cost of revenue for the fiscal year ended June 30, 2026 was US$289,393,647, compared to US$343,059,881 for the fiscal year ended June 30, 2025, representing a decrease of US$53,666,234, or 15.6%. Gross profit was US$34,461,291 for fiscal year 2026, compared to US$30,197,871 for fiscal year 2025, representing an increase of US$4,263,420, or 14.1%. Gross margin increased to 10.64% for fiscal year 2026 from 8.09% for fiscal year 2025.

The improvement in gross profit and gross margin was primarily attributable to improvements in our manufacturing cost structure, including increased direct production of certain door ring components following the ramp-up of additional production capacity, which reduced reliance on higher-cost semi-finished components purchased from suppliers. Gross margin also benefited from lower technical royalty expense following the non-renewal of the technical license agreement with Simwon Tech, Inc. after December 31, 2025. These factors caused cost of revenue to decline at a greater rate than revenue during fiscal year 2026.

These improvements were partially offset by customs duty costs incurred during fiscal year 2026 and the temporary reduction in production volume during January and February 2026 due to production line automation activities. The impact of customs duties was partially mitigated by tariff recoveries associated with the PSC process with U.S. Customs and Border Protection (“CBP”) under Tesla’s importer-of-record/license framework. As of June 30, 2026, we recognized approximately US$4.1 million of tariff-related receivables, with the corresponding amount recorded as a reduction of cost of revenue.

Cost of revenue for the fiscal year ended June 30, 2025 was US$343,059,881, compared to US$377,880,351 for the fiscal year ended June 30, 2024, representing a decrease of US$34,820,470, or 9.2%. Gross profit was US$30,197,871 for fiscal year 2025, compared to US$35,252,324 for fiscal year 2024, representing a decrease of US$5,054,453, or 14.3%. Gross margin decreased to 8.09% for fiscal year 2025 from 8.53% for fiscal year 2024.

The decrease in cost of revenue for fiscal year 2025 compared to fiscal year 2024 was primarily attributable to lower raw material costs, which were reflected in corresponding reductions in customer pricing under our semi-annual pricing framework. During fiscal year 2024, higher electric vehicle production demand and capacity constraints at certain suppliers of tailor welded blank (“TWB”) materials resulted in higher material purchase prices, which were reflected in higher customer selling prices. As those temporary conditions normalized in fiscal year 2025, both revenue and cost of revenue decreased. These decreases were partially offset by higher depreciation expense of approximately US$1.7 million associated with manufacturing equipment investments and an increase in utility costs of approximately US$0.5 million compared to the prior fiscal year. Cost of revenue also includes fixed manufacturing overhead costs such as facility-related operating lease expenses for our production plants and warehouse operations.

The decrease in gross profit and gross margin primarily reflected the normalization of temporary pricing and customer production conditions experienced during fiscal year 2024, together with higher depreciation and utility costs in fiscal year 2025. In addition, fiscal year 2024 included approximately US$2.7 million of temporary packaging-related revenue associated with the customer’s reimbursement of packaging materials, which did not recur in fiscal year 2025.

Operating Expenses.    Operating expenses consist primarily of selling, general and administrative expenses, including personnel costs, facility-related expenses, and professional fees. For the fiscal year ended June 30, 2026, operating expenses were US$15,420,036, compared to US$16,665,771 for the fiscal year ended June 30, 2025, representing a decrease of US$1,245,735, or 7.5%. The decrease was primarily attributable to lower payroll and staffing costs and lower operating support expenses, including shipping and logistics, repairs and maintenance, and supplies. These decreases were partially offset by higher professional fees associated with legal, audit, consulting and other public company readiness activities, as well as approximately US$0.6 million of expense recognized in connection with the settlement of a wage and hour class action matter.

Operating expenses also benefited from lower trademark royalty expense following the non-renewal of the related license agreement after December 31, 2025.

For the fiscal year ended June 30, 2025, operating expenses were US$16,665,771, compared to US$16,899,438 for the fiscal year ended June 30, 2024, representing a decrease of US$233,668, or 1.4%. The decrease was primarily attributable to reductions in packaging-related expenses and certain labor costs, partially offset by the recognition of approximately US$0.84 million of trademark royalty expense in fiscal year 2025.

Operating Income.    As a result of the foregoing, operating income was US$19,041,255 for fiscal year 2026, compared to US$13,532,100 for fiscal year 2025, representing an increase of US$5,509,155, or 40.7%. The increase was primarily attributable to higher gross profit and lower operating expenses, as discussed above. Operating income was US$13,532,100 for fiscal year 2025, compared to US$18,352,886 for fiscal year 2024 representing a decrease of US$4,820,786, or 26.3%.

Interest and Other Expense (Income), Net

Other income (expense), net was income of US$2,017,060 for the fiscal year ended June 30, 2026, compared to income of US$570,842 for the fiscal year ended June 30, 2025, representing a favorable change of US$1,446,218. The favorable change was primarily attributable to higher interest income, lower interest expense and higher miscellaneous gain, net. Interest income increased primarily due to higher average cash balances during fiscal year 2026. Interest expense decreased primarily due to the maturity and repayment of the Company’s equipment financing loans, including the repayment of the remaining equipment financing loan in August 2025.

Other income (expense), net was income of US$570,842 for the fiscal year ended June 30, 2025, compared to expense of US$37,986 for the fiscal year ended June 30, 2024, representing a favorable change of US$608,828. The favorable change was primarily attributable to higher interest income and lower interest expense due to the maturity and repayment of equipment financing loans, partially offset by decreases in miscellaneous gain, net.

The following table presents the components of other income (expense), net for the periods indicated:

(in thousands)	For the year ended June 30, 2026		For the year ended June 30, 2025		For the year ended June 30, 2024
Interest income	US$	989	US$	714	US$	215
Interest expense, including accretion expense		(796)		(1,527)		(1,798)
Miscellaneous gain, net		1,824		1,384		1,545
Total other income (expense), net	US$	2,017	US$	571	US$	(38)

Miscellaneous Gain (Loss), Net

Miscellaneous gain, net was approximately US$1.8 million for the fiscal year ended June 30, 2026, compared to approximately US$1.4 million for the fiscal year ended June 30, 2025. The increase was primarily attributable to higher scrap income and higher other miscellaneous gains, partially offset by higher miscellaneous expenses and lower quality charge income.

Other miscellaneous gains during fiscal year 2026 included approximately US$0.4 million of reimbursement from Tesla related to obsolete inventory and disposal costs resulting from a Model Y design change, approximately US$0.2 million related to the resolution of a disputed repair-cost matter for which the Company determined that payment was no longer required, and approximately US$0.1 million of workers’ compensation insurance audit refunds. These items were non-recurring in nature. Scrap income also increased during fiscal year 2026 compared to fiscal year 2025, primarily due to higher realized scrap pricing during the period.

Miscellaneous gain, net was US$1.4 million for the fiscal year ended June 30, 2025, compared to US$1.5 million for the fiscal year ended June 30, 2024. Miscellaneous gain, net primarily consisted of scrap income, quality charge income, other miscellaneous gains and other miscellaneous expenses.

Scrap income represents proceeds from the sale of scrap materials generated in the ordinary course of our manufacturing operations, including trimmed metal scrap, steel, copper, aluminium and cardboard. Scrap income decreased slightly for fiscal year 2025 compared to fiscal year 2024, primarily due to changes in scrap volume and market prices for scrap materials.

Quality charge income represents amounts charged to suppliers or other parties in connection with quality-related matters. Quality charge income decreased for fiscal year 2025 compared to fiscal year 2024, primarily because fiscal year 2024 included a higher level of non-recurring quality-related charges associated with a customer model design-change period, while fiscal year 2025 reflected a more normalized level of quality charge income. This decrease was partially offset by an increase in other miscellaneous gains, including miscellaneous non-operating income items, employee training-related reimbursements and tax refunds.

Income Tax Expense.    Income tax expense was US$4,129,797 for fiscal year 2026, compared to US$2,835,413 for fiscal year 2025, representing an increase of US$1,294,384, or 45.7%. Our effective tax rate was 19.6% for fiscal year 2026, compared to 20.1% for fiscal year 2025. The increase in income tax expense was primarily attributable to higher income before income tax expense, while the effective tax rate remained relatively stable, reflecting the impact of state income taxes, prior-year adjustments, and related-party net operating losses under the applicable unitary filing framework.

Income tax expense was US$2,835,413 for fiscal year 2025, compared to US$4,606,739 for fiscal year 2024. Our effective tax rate was 20.1% for fiscal year 2025, compared to 25.2% for fiscal year 2024. The decrease in the effective tax rate was primarily attributable to changes in state income tax apportionment and the impact of related-party net operating losses under the applicable unitary filing framework.

Net Income.    As a result of the foregoing, net income was US$16,928,518 for fiscal year 2026, compared to US$11,267,529 for fiscal year 2025, representing an increase of US$5,660,989, or 50.2%. The increase was primarily attributable to higher gross profit, lower operating expenses and higher other income, partially offset by higher income tax expense.

Net income was US$11,267,529 for fiscal year 2025, compared to US$13,708,162 for fiscal year 2024, representing a decrease of US$2,440,633, or 17.8%.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations and financing arrangements supporting investments in manufacturing equipment. Our primary cash requirements include purchases of raw materials, employee compensation, facility-related expenses, lease obligations, and capital expenditures required to support production programs.

As of June 30, 2026 and June 30, 2025, we had cash and cash equivalents of US$39,430,946 and US$13,374,538, respectively. In addition, we had restricted cash of US$7,085,400 and US$2,085,400, respectively. The increase in restricted cash was primarily due to a US$5.0 million standby letter of credit issued to support our increased customs-related importer bond requirement. Management believes that cash flows from operations, together with available financing resources, are sufficient to meet our working capital requirements, capital expenditures, and contractual obligations for at least the next twelve months.

Cash Flows

The following table summarizes our cashflow for the periods indicated:

(in thousands)	Fiscal Year Ended June 30,
	2026		2025		2024
Net cash provided by (used in):
Operating activities	US$	32,352	US$	6,481	US$	22,181
Investing activities	US$	(4,151)	US$	(7,705)	US$	(19,233)
Financing activities	US$	2,855	US$	(8,531)	US$	(3,604)

Operating Activities.    Net cash provided by operating activities was US$32,352,351 for fiscal year 2026, compared to US$6,481,430 for fiscal year 2025. The increase was primarily attributable to higher net income and favorable changes in working capital, including decreases in accounts receivable and inventories and an increase in income taxes payable.

Accounts receivable decreased primarily due to the timing of customer collections around the respective fiscal year-ends. Approximately US$7.0 million of customer receivables outstanding as of June 30, 2025 were collected on July 1, 2025. Inventories decreased by approximately US$12.5 million, primarily due to lower raw material inventory resulting from tighter management of purchasing and safety stock levels, together with lower tariff-related carrying costs for certain materials as the customer’s IAO program became effective in May 2026 and reduced the tariff costs borne by the Company. Income taxes payable increased primarily because the Company’s fiscal year 2026 current federal income tax liability exceeded available estimated tax payments and prior-year tax credits, resulting in approximately US$3.6 million of federal income taxes payable as of June 30, 2026.

These favorable working capital effects were partially offset by an increase in other receivables and decreases in accounts payable and accounts payable to related parties. Because substantially all of our revenue is derived from a single customer, operating cash flows may fluctuate from period to period depending on shipment timing, customer collection cycles, inventory procurement and safety stock requirements, production schedules, tariff-related costs, the timing of income tax payments, and settlements with affiliated and third-party suppliers.

Net cash provided by operating activities was US$6,481,430 for fiscal year 2025, compared to US$22,181,200 for fiscal year 2024. The decrease was primarily due to changes in working capital, particularly accounts receivable. During fiscal year 2024, cash collections benefited from the timing of customer receipts, including the collection of amounts that otherwise would have been collected in the following period. This timing benefit did not recur to the same extent in fiscal year 2025, resulting in a higher accounts receivable balance as of June 30, 2025 and a corresponding use of cash from operating activities. In addition, lower revenue and lower raw material purchase price levels reduced the overall level of operating activity compared to fiscal year 2024.

Because substantially all of our revenue is derived from a single customer, operating cash flows may fluctuate from period to period depending on shipment timing, customer collection cycles, inventory procurement levels, production schedules, and the timing of settlements with affiliated and third-party suppliers.

Investing Activities.    Net cash used in investing activities was US$(4,151,246) for fiscal year 2026, compared to US$(7,704,922) for fiscal year 2025. Net cash used in investing activities consisted primarily of capital expenditures for machinery, equipment and manufacturing-related improvements. The decrease in investing cash outflows was primarily attributable to lower capital expenditures following significant production capacity and automation investments made in prior periods. Capital expenditures during fiscal year 2026 primarily related to automation projects for certain assembly lines at Plant 1 and Plant 2, equipment upgrades and other manufacturing-related investments.

Net cash used in investing activities was US$(7,704,922) for fiscal year 2025, compared to US$(19,232,759) for fiscal year 2024. Net cash used in investing activities consisted primarily of capital expenditures for machinery, equipment, and facility improvements supporting our production programs. The decrease in investing cash outflows in fiscal year 2025 compared to fiscal year 2024 was primarily due to lower capital expenditures. Capital expenditures in fiscal year 2025 primarily consisted of remaining payments related to the second hot press forming production line and investments in laser line automation, which were lower in amount than the capital expenditures incurred in fiscal year 2024. Fiscal year 2024 included significant investments related to the installation of the second hot press forming production line.

Financing Activities.    Net cash provided by financing activities was US$2,855,303 for fiscal year 2026, compared to net cash used in financing activities of US$(8,530,827) for fiscal year 2025. Financing activities during fiscal year 2026 primarily reflected US$8.6 million of net proceeds from the issuance of common stock in connection with the pre-IPO capital raise, partially offset by the repayment of the remaining equipment financing loan of approximately US$5.5 million and payments of finance lease liabilities. The remaining equipment financing loan matured and was fully repaid in August 2025.

Net cash used in financing activities was US$(8,530,827) for fiscal 2025, compared to US$(3,603,717) for fiscal 2024. Net cash used in financing activities during fiscal year 2025 primarily reflected scheduled repayments of equipment financing borrowings and payments of lease liabilities. The increase in financing cash outflows compared to fiscal year 2024 was mainly attributable to higher levels of debt amortization associated with prior-year equipment investments due to maturity of Equipment financing loan in FY2025.

Capital Expenditures

Our capital expenditures were US$4,151,246, US$7,704,922 and US$19,232,759 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. This expenditure primarily related to purchases of machinery, equipment and leasehold improvements supporting our manufacturing operations.

Capital expenditures decreased in fiscal year 2026 compared to fiscal year 2025 primarily because major investments related to the second hot press forming production line and certain laser automation projects had been substantially completed in prior periods. Capital expenditures in fiscal year 2026 primarily related to automation projects, equipment upgrades and other manufacturing-related investments.

As of June 30, 2025, our gross property, plant and equipment balance was US$88,584,504, with accumulated depreciation of US$25,690,547, resulting in a net book value of US$62,893,957. The major components of our PPE are as follows:

PPE Category	Gross Cost		Accumulated Depreciation		Net Book Value
Buildings	US$	832,937	US$	33,961	US$	798,976
Furniture, Fixtures & Equipment	US$	3,040,760	US$	1,487,761	US$	1,552,999
IT Facilities & Equipment	US$	768,515	US$	607,122	US$	161,393
Land	US$	289,740	US$	0	US$	289,740
Leasehold Improvements	US$	23,100,183	US$	5,870,156	US$	17,230,027
Machinery	US$	55,642,257	US$	17,502,978	US$	38,139,279
Office Equipment	US$	9,507	US$	9,507	US$	0
Vehicles	US$	182,036	US$	54,971	US$	127,065
ARO-related leasehold improvements	US$	344,912	US$	124,091	US$	220,821
Construction in progress	US$	4,373,657	US$	0	US$	4,373,657
Total	US$	88,584,504	US$	25,690,547	US$	62,893,957

Depreciation expense related to property, plant and equipment for the fiscal year ended June 30, 2025 was approximately US$7,402,180, primarily reflecting recent investments in manufacturing equipment placed into service in prior periods. Depreciation expense is primarily attributable to manufacturing machinery supporting production operations.

As of June 30, 2026, our gross property, plant and equipment balance was US$92,735,750, with accumulated depreciation of US$33,719,021, resulting in a net book value of US$59,016,729. The major components of our PPE are as follows:

PPE Category	Gross Cost		Accumulated Depreciation		Net Book Value
Buildings	US$	1,148,707	US$	75,732	US$	1,072,975
Furniture, Fixtures & Equipment	US$	3,335,044	US$	2,058,128	US$	1,276,916
IT Facilities & Equipment	US$	1,164,779	US$	772,605	US$	392,174
Land	US$	367,143	US$	0	US$	367,143
Leasehold Improvements	US$	23,100,183	US$	7,722,846	US$	15,377,337
Machinery	US$	56,468,306	US$	22,847,347	US$	33,620,959
Office Equipment	US$	9,507	US$	9,507	US$	0
Vehicles	US$	182,036	US$	87,233	US$	94,803
ARO-related leasehold improvements	US$	344,912	US$	145,622	US$	199,290
Construction in progress	US$	6,615,132	US$	0	US$	6,615,132
Total	US$	92,735,750	US$	33,719,021	US$	59,016,729

Depreciation expense related to property, plant and equipment for the fiscal year ended June 30, 2026 was approximately US$8,453,868, primarily reflecting manufacturing equipment placed into service in prior periods. Depreciation expense is primarily attributable to manufacturing machinery supporting production operations.

We anticipate future capital expenditures will focus on automation, capacity expansion, and maintenance to support our growth. Capital expenditure levels for automotive suppliers may vary significantly depending on program launches and equipment investment cycles.

Working Capital

Our working capital requirements are influenced by production schedules and standard payment terms with our primary customer and suppliers. We typically collect receivables from our primary customer within approximately 30 days, while payment terms for raw material suppliers generally range from 30 to 60 days and other operating vendors are typically approximately 30 days.

Because substantially all of our revenue is derived from a single customer operating under a structured production scheduling framework, changes in working capital are primarily driven by shipment timing, raw material procurement cycles, and settlement timing with affiliated and third-party suppliers rather than customer credit risk.

As a result, our working capital levels are generally aligned with customer production schedules, although working capital may fluctuate from period to period depending on the timing of customer receipts, inventory purchases, and payments to affiliated and third-party suppliers.

Inventory Management

Inventories consist of raw materials, work-in-process, and finished goods and are stated at the lower of cost or net realizable value, with cost determined using a moving average method that approximates FIFO cost flow assumption per footnote. Our inventory levels are closely aligned with customer production schedules and procurement planning.

We maintain safety stock levels of approximately four weeks for CKD raw materials sourced from affiliated overseas suppliers, approximately 10 to 12 days for domestically sourced raw materials from U.S. and Canadian suppliers, and approximately 2.5 to 3.5 days for finished goods based on customer delivery requirements. Raw material inventory levels are designed to mitigate supply chain variability associated with international logistics lead times, while finished goods inventory is maintained at minimal levels due to the just-in-time delivery requirements of our primary customer.

Because production volumes are primarily driven by customer forecasts and release schedules, our inventory levels generally remain predictable and closely correlated with customer demand.

Inventory movements are tracked through our integrated Smart Factory System and Manufacturing Execution System (MES), which provide real-time visibility into production output, material consumption, and inventory balances across manufacturing processes.

Our production process utilizes real-time tracking via our Smart Factory System, with all material movements scanned and recorded at each production stage (Hot Stamping, Laser Cutting/Welding, Assembly). Shift output, inventory produced, scrap, and downtime are recorded in real-time via the Manufacturing Execution System (MES).

Related Party Transactions

We are party to various transactions with Simwon Tech, Inc. our immediate parent company, MS Autotech Co., Ltd., our ultimate parent company, and other affiliates. A significant portion of our raw materials are purchased from Simwon Tech Co., Ltd. and Simwon North America Corp. in the ordinary course of business.

In addition, the Company historically paid technical license royalties to Simwon Tech, Inc. which are included in cost of goods sold, and trademark license royalties to MS Autotech Co., Ltd., which are included in general and administrative expenses. These royalties are calculated as a percentage of net sales. The technical license agreement with Simwon Tech, Inc. and the trademark license agreement with MS Autotech Co., Ltd. were not renewed after December 31, 2025. Accordingly, royalty expense for the fiscal year ended June 30, 2026 reflects amounts incurred through December 31, 2025.

For further information, see Note 6 to our audited financial statements included elsewhere in this prospectus.

Contractual Obligations and Commitments

Our principal contractual obligations consist primarily of operating lease commitments for our Lathrop facilities and finance lease obligations related to certain equipment, including forklifts. In addition, we maintain a short-term working capital borrowing arrangement with The Export-Import Bank of Korea, and we maintained equipment financing loans during the periods presented, which were fully repaid as of June 30, 2026.

The Company purchases raw materials from related parties in the ordinary course of business; however, these arrangements do not include fixed minimum purchase commitments. The Company did not have intercompany loan obligations as of June 30, 2026 and June 30, 2025.

As of June 30, 2026, our lease liabilities were as follows:

(in thousands)	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
Operating lease liabilities	US$	17,742	US$	3,123	US$	2,342	US$	2,738	US$	9,539
Finance lease obligations	US$	527	US$	244	US$	283	US$	—	US$	—
Total lease obligations	US$	18,269	US$	3,367	US$	2,625	US$	2,738	US$	9,539

Right-of-use assets, net, for operating leases, excluding ARO-related lease restoration assets, as of June 30, 2026 were US$15,885,511.

As of June 30, 2025, our lease liabilities were as follows:

(in thousands)	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
Operating lease liabilities	US$	20,675	US$	2,934	US$	4,277	US$	2,494	US$	10,970
Finance lease obligations	US$	753	US$	224	US$	506	US$	23	US$	—
Total lease obligations	US$	21,428	US$	3,158	US$	4,783	US$	2,517	US$	10,970

Right-of-use assets, net, for operating leases, excluding ARO-related lease restoration assets, as of June 30, 2025 were US$18,771,437.

Our material lease portfolio consists of four primary operating leases:

Address	Use	Commencement Date	Term End Date	Annual Fixed Payment (FY2026)
400 D’Arcy Parkway, Lathrop, CA	Office, warehousing, distribution, manufacturing	February 23, 2017	May 22, 2027	US$	1,435,359
18231 Murphy Parkway, Lathrop, CA	Office, warehousing, manufacturing	January 1, 2020	July 31, 2036	US$	1,003,404
18231 Murphy Parkway, Lathrop, CA (additional space)	Manufacturing	August 03, 2021	July 31, 2036	US$	681,031
619 Tesla Drive, Lathrop, CA	Warehouse	July 1, 2022	July 31, 2027	US$	860,542

We account for leases in accordance with ASC 842 and recognize right-of-use assets and corresponding lease liabilities for leases with terms greater than twelve months. Lease liabilities are measured as the present value of future lease payments using our incremental borrowing rate at lease commencement.

Cash paid for amounts included in operating lease liabilities was approximately US$3,980,337 for the fiscal year ended June 30, 2026 and approximately US$3,867,166 for the fiscal year ended June 30, 2025.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We consider the following policies to be the most critical in understanding the judgments involved in preparing our financial statements:

Revenue Recognition (ASC 606)

We recognize revenue from the sale of automotive components to Tesla at a point in time when control of the goods transfers to the customer in accordance with ASC 606, Revenue from Contracts with Customers.

The Company applies the following five-step model to determine the timing and amount of revenue recognition:

1.      Identify the contract with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

•        Performance Obligations.    Our performance obligations consist of the delivery of specified automotive components manufactured for Tesla Each shipment represents a distinct performance obligation, as the components are separately identifiable and provide independent benefit to the customer. Standard warranties do not represent separate performance obligations.

•        Timing of Recognition.    Revenue is recognized at a point in time when control of the goods transfers to the customer. Depending on the applicable shipping terms, control generally transfers upon delivery to and receipt at Tesla’s facility under Delivered-at-Place (“DAP”) arrangements or upon handoff to Tesla’s designated carrier under Free Carrier (“FCA”) arrangements, as evidenced by applicable shipping and delivery documentation, including the Bill of Lading and Advanced Shipping Notice (“ASN”).

•        Transaction Price.    The transaction price consists of a base price established under a semi-annual pricing framework and variable consideration estimated based on historical experience and known conditions.

Variable consideration primarily includes customer chargebacks for specific non-conformances, such as scrap, quality issues, and packaging non-compliance, which are applied based on defined customer evaluation criteria.

Variable consideration may also include adjustments related to engineering support activities, trial part production, or design changes requested by the customer.

In addition, certain tooling-related costs are recovered through negotiated pricing arrangements.

•        Principal vs. Agent.    We are the principal in our arrangement with Tesla and recognize revenue on a gross basis. This conclusion is supported by our control over finished goods prior to transfer, primary responsibility for manufacturing and fulfillment, and significant inventory risk. An exception exists for certain pass-through transactions, such as steel coil purchases coordinated by our parent company where we assume no inventory risk or margin; for these specific transactions, we act as an agent and record revenue on a net basis.

Inventory (ASC 330)

Inventories, consisting of raw materials, work-in-process, and finished goods, are stated at the lower of cost or net realizable value (“LCNRV”). Cost is determined using the moving average cost method, which approximates actual cost under the FIFO flow assumption, and includes direct materials, direct labor, and an allocated portion of manufacturing overhead.

Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We periodically evaluate inventory quantities for excess or obsolescence based on forecasted demand, technological changes, and physical inventory condition.

As a Tier-1 automotive supplier operating primarily under a built-to-order production model, we generally maintain limited finished goods inventory and procure raw materials based on customer production schedules. A primary indicator of potential obsolescence is a formal customer cancellation of a part or production program. Upon such events, related raw materials and finished goods are evaluated for reusability, return-to-supplier options, potential recovery through customer compensation arrangements, or scrap value. Because many of our components are customized for specific customer vehicle platforms, alternative marketability of such inventory is typically limited.

Property, Plant and Equipment (ASC 360)

Property, plant, and equipment are recorded at historical cost less accumulated depreciation. The Company capitalizes assets with an individual cost of US$5,000 or more and an estimated useful life exceeding one year, except where multiple components operate together as a single functional asset unit, in which case such components may be capitalized collectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets beginning when the assets are ready for their intended use. Estimated useful lives are based on management’s evaluation of manufacturer specifications, historical operating experience, expected utilization levels, and industry practice, and are reviewed periodically for changes in circumstances.

Asset Category	Useful Life
Commercial/Industrial Buildings	30 years
Residential Buildings	27.5 years
Building Improvements/Building Systems	15 years (or lease term, whichever is shorter)
Leasehold Improvements	15 years (or lease term, whichever is shorter)
Machinery and Equipment:
– Press Machines	25 years
– Robots & Welding Machines	10 years
– Furnaces/Heating Equipment	10 years
– Laser Equipment	10 years
– Jigs (general-purpose)	10 years
– Jigs (dedicated)	5 years
Tools & Instruments	5 years
Molds	5 years
Furniture & Fixtures	5 years
Vehicles	5 years
IT Facilities & Equipment	5 years
Office Equipment	5 years

Construction-in-progress includes capitalized costs for assets that are not yet ready for their intended use. Assets are transferred from construction-in-progress to property, plant, and equipment when installation is complete, functionality testing has been successfully performed, and the assets are available for production use as confirmed by the engineering and operations teams.

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Potential impairment indicators include significant declines in production volumes, program cancellations by customers, technological changes, or shutdown of production lines.

When such indicators exist, the Company compares the carrying value of the asset group to the estimated undiscounted future cashflows expected to result from the use and eventual disposition of the asset group. If the carrying value exceeds those cash flows, an impairment loss is recognized based on the excess of carrying value over fair value.

Leases (ASC 842)

We account for leases in accordance with ASC 842, Leases. At the commencement date, we recognize a right-of-use (“ROU”) asset and a corresponding lease liability for all leases with a term greater than 12 months. The lease liability is measured as the present value of future lease payments discounted using our incremental borrowing rate (“IBR”). The ROU asset is initially measured based on the lease liability adjusted for initial direct costs, prepaid lease payments, and lease incentives received.

Key judgments include:

•        Lease Term:    Lease terms include the non-cancellable period of the lease together with renewal option periods only when we determine it is reasonably certain that such options will be exercised. For our significant facility leases, renewal options were evaluated but generally not included in the initial lease term based on our assessment of contractual enforceability and operational flexibility at lease commencement.

•        Discount Rate:    Because our leases do not provide an implicit rate, we estimate the incremental borrowing rate based on observable market data, including relevant corporate yield indices and borrowing conditions applicable at lease commencement.

•        Lease and Non-Lease Components:    For all asset classes, we elected the practical expedient to account for lease and related non-lease components as a single lease component.

•        Classification of Lease Expense:    Operating lease expense is recognized on a straight-line basis over the lease term and is recorded within cost of revenue or selling, general and administrative expenses depending on the functional use of the leased asset.

Accounts Receivable and Credit Losses (ASC 326)

Accounts receivables are stated at net realizable value. We maintain an allowance for expected credit losses in accordance with ASC 326, Financial Instruments — Credit Losses. The allowance is estimated using a historical loss-rate methodology adjusted for current conditions and reasonable forecasts, considering the aging of receivables, specific customer credit risk, and payment history.

Substantially all of our accounts receivable is derived from sales to Tesla, a large original equipment manufacturer with a strong credit profile and consistent payment history. Based on our historical experience of no material credit losses, the short-term nature of receivables, and ongoing monitoring of customer credit risk, the allowance for expected credit losses has not been material.

Income Taxes (ASC 740)

We account for income taxes using the asset and liability method under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates expected to apply in the periods in which those temporary differences are realized or settled.

The most significant judgment in accounting for income taxes involves assessing the realizability of deferred tax assets and the need for a valuation allowance. This assessment considers historical profitability, forecasted future taxable income, the timing of reversal of temporary differences, and the feasibility of available tax planning strategies, as well as state income tax apportionment factors that may affect the utilization of deferred tax assets.

For a complete discussion of our significant accounting policies, see Note 2 to our audited financial statements included elsewhere in this prospectus.

Common Stock Valuation — Pre-IPO Capital Raise

The pre-IPO capital raise consisted of the issuance of 1,038,461 shares of common stock for aggregate cash consideration of US$9,000,000.

Because these transactions were conducted at arm’s length with unrelated, sophisticated third-party investors for cash consideration, the Company determined the fair value of the common stock issued to be equal to the cash consideration received per share, consistent with ASC 820. The Company evaluated the terms of each transaction and determined that no unstated rights, privileges, or other arrangements existed that would indicate the stated transaction price was not reflective of fair value. Accordingly, no independent retrospective valuation was performed, as the observable transaction price represents the most reliable measure of fair value under the ASC 820 hierarchy.

Based on this assessment, the Company concluded that the contemporaneous cash transaction price represented the most directly observable and reliable evidence of the fair value of the common stock at the issuance date.

Share Capitalization

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to complete a share capitalization pursuant to which we will issue 3,211,539 additional shares of Common Stock to all existing stockholders on a pro rata basis. Following the share capitalization, 13,250,000 shares of Common Stock will be outstanding immediately prior to this offering, compared with 10,038,461 shares outstanding as of June 30, 2026.

The share capitalization will be a non-cash distribution. No cash or other consideration will be received, and no stockholder’s relative economic ownership will change. The share capitalization is not a new priced financing, a compensatory grant, or a fair value remeasurement event.

Because the additional shares represent approximately 32% of the shares outstanding immediately before the capitalization, we will account for the transaction as a stock split-type recapitalization under ASC 505-20, Stock Dividends and Stock Splits, rather than as a small stock dividend measured at fair value. We will not recognize compensation expense or other income or expense in connection with the share capitalization. Our Common Stock has no par value, and total stockholders’ equity will be unchanged.

Once the share capitalization is completed, and if that completion occurs before the effective date of this registration statement, we will give retroactive effect to the increased share count in our historical financial statements and throughout this prospectus for all periods presented, including share and per-share amounts, earnings per share, net tangible book value per share and the related capitalization and dilution disclosures. Until the share capitalization is completed, certain prospectus tables present the capitalization on a pro forma or as-adjusted basis as described under “Capitalization” and “Dilution.”

Recently Issued Accounting Pronouncements

We have reviewed recently issued accounting standards and interpretive guidance issued by the Financial Accounting Standards Board (“FASB”). Other than the standard discussed below, we do not expect any recently issued accounting pronouncements to have a material impact on our financial statements.

Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance in this update is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted this pronouncement for the fiscal year beginning July 1, 2024, which did not result in a material impact on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets by requiring an allowance to be recorded as an offset to the amortized cost of such assets.

The standard primarily impacts the measurement of expected credit losses on financial assets measured at amortized cost, including trade receivables. The Company adopted this standard, which did not result in a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid. The Company adopted this guidance during the fiscal year ended June 30, 2026. The adoption did not have a material impact on the Company’s financial position or results of operations but resulted in enhanced income tax disclosures.

Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires public companies to disaggregate key expense categories such as inventory purchases, employee compensation, and depreciation in their financial statements. Further, in January 2025, the FASB issued ASU 2025-01, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, which clarifies the effective date of ASU 2024-03. The guidance is effective for all public entities with fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact that adoption of this provision may have on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including:

•        Foreign Currency Risk.    Our functional currency is the U.S. dollar. Substantially all of our revenues and purchases, including transactions with related parties, are denominated in U.S. dollars. As a result, we do not have significant exposure to foreign currency exchange rate risk and do not currently engage in hedging activities to manage foreign currency risk.

•        Raw Material Price Risk.    We are subject to price fluctuations for advanced high-strength steel and aluminium alloys. Increases in raw material costs could adversely affect our gross margins if we are unable to pass such increases through to our customer. Certain customer agreements include raw material price adjustment mechanisms to mitigate this exposure.

•        Interest Rate Risk.    We are exposed to interest rate risk primarily through our variable-rate short-term working capital borrowing arrangement with The Export-Import Bank of Korea and any future borrowings under our revolving line of credit. Changes in interest rates could affect our interest expense on variable-rate borrowings. In addition, we use incremental borrowing rates to measure lease liabilities under ASC 842; however, changes in market interest rates generally do not affect lease liabilities already measured at lease commencement unless a lease is modified or remeasured. As of June 30, 2026, no equipment financing loans remained outstanding.

Future Outlook and Growth Strategy

Strategic Priorities

We are actively pursuing growth opportunities aligned with industry trends:

•        Electric Vehicle Platform Expansion.    We are focused on expanding our presence within the electric vehicle segment, targeting battery enclosure and structural component applications, lightweighting solutions to extend EV range capabilities, thermal management components for battery and power electronics systems, and development of aluminium-intensive manufacturing processes suited to EV architectures.

•        Product Portfolio Enhancement.    We plan to enhance our value proposition through vertical integration into higher-level sub-assembly modules, expansion into adjacent component categories within existing customer platforms, development of proprietary manufacturing processes for next-generation materials, and increased engineering content and design collaboration with customers.

•        Operational Excellence.    We will continue to pursue automation to offset labor cost inflation and improve consistency, implement lean manufacturing principles to enhance flexibility and reduce waste, and develop closed-loop material recycling to improve sustainability and cost profiles.

Industry Outlook

The global automotive components industry is projected to grow from approximately US$2.2 trillion in 2024 to about US$2.7 trillion by 2032, representing a compound annual growth rate (CAGR) of nearly 2.4%. The structural components segment, in which we operate, represents approximately 25-30% of this market. The U.S. market specifically presents strategic advantages for specialized manufacturers like Simwon, including protected market access through USMCA rules of origin, investment incentives through federal and state programs, customer proximity reducing logistics costs, and technology collaboration opportunities with leading OEMs.

The medium to long-term outlook remains favorable, supported by accelerating EV adoption (projected to comprise 30 – 40% of global light vehicle production by 2030), increasing vehicle content growth through advanced safety and connectivity features, and a stable aftermarket supported by an aging global vehicle fleet.

Risks to Outlook

Our future performance is subject to risks and uncertainties, including:

•        Uncertainty around the pace of consumer EV adoption

•        Rapid technological disruption in battery and vehicle architecture

•        High capital intensity required to build EV capabilities

•        Customer concentration risk

•        Raw material price volatility

•        Potential changes in trade policies and tariff regimes

•        Labor relations challenges in the automotive industry

Summary of Annual Key Financial and Operational Metrics

The following table summarizes selected annual financial and operational metrics that management uses to evaluate performance for the fiscal years ended June 30, 2026, 2025 and 2024:

Metric	Fiscal 2026		Fiscal 2025		Fiscal 2024
Revenue	US$	323,854,938	US$	373,257,752	US$	413,132,675
Gross Profit	US$	34,461,291	US$	30,197,871	US$	35,252,324
Operating Income	US$	19,041,255	US$	13,532,100	US$	18,352,886
Net Income	US$	16,928,518	US$	11,267,529	US$	13,708,162
EBITDA (non-GAAP)(1)	US$	30,308,372	US$	23,032,144	US$	25,823,702
Capital Expenditure	US$	4,151,246	US$	7,704,922	US$	19,232,759
Gross Margin		10.64%		8.09%		8.53%
Operating Margin		5.88%		3.63%		4.44%
Net Income Margin (GAAP)(1)		5.23%		3.02%		3.32%
EBITDA Margin (non-GAAP)(1)		9.36%		6.17%		6.25%
Capital Expenditure/Revenue		1.28%		2.06%		4.66%
Inventory Turns		13.46x		12.29x		12.49x
Depreciation Expense	US$	8,453,868	US$	7,402,180	US$	5,710,994
Employee Count		55		63		64

____________

(1)      EBITDA and EBITDA margin are non-GAAP financial measures. EBITDA is calculated as net income before income tax expense, interest expense, including accretion expense, and depreciation and amortization. EBITDA margin is calculated as EBITDA divided by revenue. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of EBITDA and EBITDA margin to net income and net income margin, the most directly comparable GAAP measures, and for a discussion of the usefulness and limitations of these non-GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures

EBITDA and EBITDA margin are non-GAAP financial measures. EBITDA is calculated as net income before income tax expense, interest expense, including accretion expense, and depreciation and amortization. EBITDA margin is calculated as EBITDA divided by revenue.

The following table reconciles EBITDA and EBITDA margin to net income and net income margin, the most directly comparable GAAP measures, for the fiscal years ended June 30, 2026, 2025 and 2024:

Metric	Fiscal Year Ended June 30,
	Fiscal 2026		Fiscal 2025		Fiscal 2024
Net income (GAAP)	US$	16,928,518	US$	11,267,529	US$	13,708,162
Add back:
Interest expense, including accretion expense	US$	796,189	US$	1,527,022	US$	1,797,807
Income tax expense	US$	4,129,797	US$	2,835,413	US$	4,606,739
Depreciation expense	US$	8,453,868	US$	7,402,180	US$	5,710,994
EBITDA (non-GAAP)	US$	30,308,372	US$	23,032,144	US$	25,823,702
Revenue	US$	323,854,938	US$	373,257,752	US$	413,132,675
Net income margin (GAAP)		5.23%		3.02%		3.32%
EBITDA margin (non-GAAP)		9.36%		6.17%		6.25%

Usefulness and Limitations of EBITDA and EBITDA Margin

The Company believes that EBITDA and EBITDA margin, which are non-GAAP financial measures, provide useful supplemental information to investors for the following reasons:

•        Operating Performance Assessment.    EBITDA and EBITDA margin exclude the effects of interest expense, income tax expense, and depreciation and amortization, which are influenced by the Company’s capital structure, tax position, and historical asset base. By excluding these items, EBITDA and EBITDA margin allow investors to evaluate the Company’s operating performance on a more comparable basis across periods.

•        Capital-Intensive Manufacturing Business.    As a Tier 1 automotive supplier operating a capital-intensive manufacturing business, the Company incurs significant depreciation and amortization expenses. EBITDA and EBITDA margin provide investors with supplemental information regarding the Company’s operating performance before the impact of these non-cash charges.

•        Management’s Performance Evaluation.    Management uses EBITDA and EBITDA margin as supplemental measures to evaluate operating performance, compare profitability across periods, allocate resources, and assess performance relative to internal budgets.

Limitations of EBITDA and EBITDA Margin.

EBITDA and EBITDA margin are not measures of financial performance under GAAP and should not be considered as alternatives to net income, net income margin, operating income, or any other measure of financial performance calculated in accordance with GAAP.

EBITDA and EBITDA margin have limitations as analytical tools, including that they do not reflect interest expense, income tax expense, capital expenditures, working capital requirements, or the cost of replacing or maintaining long-lived assets. In addition, other companies may calculate EBITDA and EBITDA margin differently, which may limit their usefulness as comparative measures. Investors should review EBITDA and EBITDA margin together with the reconciliation provided above and the Company’s GAAP financial measures.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control framework is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Key controls over our financial reporting include:

•        Inventory Management:    Formal receiving controls with document verification, real-time production tracking via Smart Factory System and MES, periodic reconciliations between Warehouse, Production Control, and Accounting departments, and annual physical inventory counts supplemented by cycle counts.

•        Lease Accounting:    Centralized lease registry maintained by the Corporate Controller, review and authorization of all lease agreements by Department Head, Director, and CEO, monthly recording of lease payments based on amortization schedules with supervisory review, and monthly reconciliation of ROU asset and lease liability accounts.

•        Property, Plant & Equipment:    Capital expenditure approval requirements for all purchases exceeding US$5,000, detailed fixed asset register with asset description, identification number, location, cost, acquisition date, accumulated depreciation, and useful life, annual physical verification of fixed assets, and formal written authorization for asset disposals or retirements.

•        Revenue Recognition:    Structured ordering process through EDI and daily Replenishment Orders, verification of transfer of control based on applicable shipping terms and supporting shipping and delivery documentation, and estimation of variable consideration based on historical experience.

•        Journal Entry Controls:    Segregation of duties where the individual who prepares a journal entry cannot approve it for posting, supported by role assignment and supervisory review with audit trail monitoring.

INDUSTRY OVERVIEW

INTRODUCTION AND SCOPE

This industry overview provides a detailed analysis of the macroeconomic, industrial, and competitive environment relevant to Tier 1 automotive systems suppliers operating within the global automotive supply chain. The analysis is based on data from recognized industry sources, including S&P Global Mobility, BloombergNEF, McKinsey & Company, and other authoritative market research publications. This overview is intended to provide management and stakeholders with material context concerning the markets in which such suppliers operate, the key drivers of demand for integrated systems and major assemblies, and the competitive landscape they face, with particular emphasis on the ongoing transformation driven by vehicle electrification, supply chain regionalization, and evolving material requirements.

I.       Global and US Automotive Components Manufacturing Sector

The global automotive components manufacturing industry is a critical sector within the automotive ecosystem, encompassing the production of parts essential for vehicle assembly. This sector features a multinational competitive landscape with leading corporations such as Bosch (Germany), DENSO (Japan), Magna (Canada), and U.S.-based firms like BorgWarner and Lear. These companies operate within a multi-tiered global supply chain supporting both original equipment manufacturers (OEMs) and the aftermarket.

1.      Market Size and Growth Dynamics

The global market represented aggregate revenues exceeding US$1.8 trillion in 2023. Projected growth from approximately US$2.2 trillion in 2024 to US$2.7 trillion by 2032 reflects a compound annual growth rate (CAGR) of 2.4%, driven by emerging market expansion. The United States is one of the world’s largest national markets, comprising roughly 5,000 companies with combined annual revenues near US$300 billion. This domestic industry serves a significant North American vehicle production base and a deep aftermarket, adapting to technological shifts toward electrification and connectivity.

2.      Production and Demand Drivers

•        Vehicle Manufacturing Base:    The U.S. maintains a substantial production base, with 2024 output estimated between 10.8 and 11.2 million units. A defining trend is the accelerating adoption of electrified vehicles. U.S. electric vehicle (EV) production is projected to reach 1.1 to 1.3 million units in 2024 (10-12% of output), fundamentally reshaping component demand away from internal combustion engine (ICE) parts toward battery systems and power electronics.

•        Aftermarket Demand:    The automotive aftermarket is a resilient demand pillar, supported by an aging vehicle fleet (average age 12.5 years) and high annual miles driven. This replacement parts market is valued at an estimated US$78 to US$82 billion in 2024, offering a more defensive revenue stream compared to the cyclical new vehicle market.

3.      Industry Segmentation and Value Chain Structure

The industry operates through a well-established tiered supply chain:

•        Tier 1 Suppliers:    Engage directly with OEMs, providing complete systems (e.g., Bosch, Magna).

•        Tier 2 Suppliers:    Manufacture specific components or sub-assemblies for Tier 1 suppliers, often specializing in particular processes (typical revenues: US$200M - US$2B).

•        Tier 3 Suppliers:    Provide basic materials and standard parts; this is the most fragmented segment.

Global Automotive Components Market Segmentation (2024)

8.0%
18.0%
12.0%
15.0%
22.0%
24.3%
Chassis & Suspension
Electrical & Electronics
Powertrain & Drivetrain
Interior Components
Exterior & Body
Others

Source: S&P Global Mobility, Q3 2024 Global Automotive Components Market Update, HIS Markit, Global Automotive Production & Components Quarterly Q3 2024

____________

*        Market Sizing uses production-weighted average component values across 25 major markets. Data adjusted for inflation and currency conversion based on average 2024 exchange rates.

Global Automotive Components Market Size and Growth (2024)

500
450
400
350
300
250
200
150
100
50
0
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
336
436
462
283
227
154
3.70%
10.10%
2.70%
4.80%
5.10%
6.90%
Chassis & Suspension
Electrical & Electronics
Powertrain & Drivetrain
Interior Components
Exterior & Body
Others
Market Size (US$ Billion)
Growth 2023-2024

Source: S&P Global Mobility, Q3 2024 Global Automotive Components Market Update, HIS Markit, Global Automotive Production & Components Quarterly Q3 2024

____________

*        Market Sizing uses production-weighted average component values across 25 major markets. Data adjusted for inflation and currency conversion based on average 2024 exchange rates.

4.      Key Industry Trends and Technological Developments

The industry is being reshaped by several transformative megatrends:

•        Electrification:    This is the dominant trend, shifting demand from ICE components to battery systems, power electronics, and electric motors. For Tier 1 suppliers, BEV content per vehicle is estimated to be 30-50% higher than for ICE vehicles, offering a significant opportunity to increase average revenue per unit.

•        ADAS and Autonomy:    The proliferation of Advanced Driver Assistance Systems is generating robust demand for sensors, cameras, and electronic control units, a segment projected to grow at a CAGR exceeding 15% through 2030. Tier 1 suppliers are increasingly positioned as system integrators for these complex electronic architectures.

•        Lightweighting:    Stricter fuel economy standards are accelerating the adoption of advanced high-strength steels, aluminum alloys, and composites. Tier 1 suppliers are driving innovation in mixed-material joining and multi-material system design.

•        Supply Chain Regionalization:    In response to geopolitical shifts and incentives like the Inflation Reduction Act (IRA), the industry is reshoring. Over US$128 billion in EV battery manufacturing investments have been announced, with supplier parks forming around new EV “megasites” in the U.S. South and Midwest. Tier 1 suppliers are leading this localization effort, establishing large-scale facilities adjacent to OEM assembly plants.

5.      Impact of the Electric Vehicle Transition

The EV transition is fundamentally realigning demand. Growth is concentrated in battery systems, power electronics, and electric motors. Conversely, suppliers focused on ICE components face structural decline. Tier 1 suppliers are aggressively pivoting their product portfolios, with leading firms targeting 40-50% of revenue from electrification-related products by 2030. Other categories like braking and suspension require redesign for EV architectures, creating innovation opportunities. This transformation is reshaping North American manufacturing geography, creating a «Battery Belt» across states like Georgia, Michigan, Tennessee, and Kentucky, while traditional automotive centers like Michigan and Ohio continue to excel in body and chassis manufacturing.

Electric Vehicle Adoption Forecast (2020-2030)

45
40
35
30
25
20
15
10
5
0
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
4.20%
8.30%
12.80%
15.60%
18.20%
22.50%
27.00%
31.50%
35.50%
39.00%
42.30%
3.2
6.8
10.5
13.6
16.1
20.1
24.3
28.8
33.2
37.3
41.5
2020
2021
2022
2023
2024E
2025F
2026F
2027F
2028F
2029F
2030F
Annual Production (Millions)
EV Share of Global Vehicle Production (%)

Sources: Historical Data (2020-2024): International Energy Agency (IEA), “Global EV Outlook 2024 — Mid-Year Update,” September 2024, Page 9; Projections (2024-2030): BloombergNEF, “Electric Vehicle Outlook Q4 2024,” November 2024, Revised Base Case; Production Data: LMC Automotive, “Global Light Vehicle Production Forecast,” October 2024, EV-specific projections

6.      Competitive Landscape

The competitive landscape is transforming, with technology content capturing greater vehicle value. Demand is driven by new vehicle sales (sensitive to interest rates) and a robust aftermarket. The U.S. market is concentrated, with the 50 largest firms generating over half of industry revenue. Tier 1 suppliers pursue divergent strategies: some leverage scale as diversified global systems integrators, while others pursue focused specialization in high-growth domains such as electrification or ADAS. Competition hinges on systems integration capability, technology leadership, program management excellence, cost efficiency, and delivery reliability. Substantial barriers to entry include significant capital requirements, long-standing OEM relationships, stringent IATF 16949 certification, and extended qualification cycles that can span 2-3 years from initial nomination to production launch.

7.      Regulatory Environment

Manufacturers operate within a complex regulatory framework:

•        CAFE Standards:    Targeting 49 mpg for the 2026 model year.

•        Inflation Reduction Act (IRA):    Establishes critical mineral and battery component sourcing requirements for EV tax credits, accelerating North American localization.

•        USMCA Rules of Origin:    Mandating 75% regional value content for automotive goods.

•        Safety & Quality:    Compliance with NHTSA safety standards and IATF 16949 quality management systems is mandatory.

•        CHIPS and Science Act:    Supports domestic semiconductor manufacturing critical for automotive electronics.

These policies directly influence component demand, favoring suppliers that can localize production and comply with domestic content requirements. For Tier 1 suppliers, compliance with these regulations is a critical competitive differentiator, as OEMs increasingly require full supply chain traceability and localization documentation.

8.      Cyclicality and Financial Characteristics

The industry is cyclical, correlated with economic conditions. However, the aftermarket segment offers a more defensive profile. Representative financial metrics for publicly traded suppliers are as follows:

Tier 1 Supplier Financial Benchmarks

Metric	Tier 1 Average	Tier 2 Average	Aftermarket Average
Gross Margin	18-22%	15-22%	28-35%
EBITDA Margin	12-15%	10-15%	15-22%
R&D/Sales	5-8%	2-4%	1-2%
Capex/Sales	5-7%	4-6%	3-5%
Inventory Turns	10-12x	6-8x	4-6x

____________

*Note:     Tier 1 averages reflect higher R&D intensity due to systems integration responsibilities and greater scale efficiencies in inventory management.*

9.      Raw Materials and Supply Chain Considerations

Automotive manufacturing utilizes steel, aluminium, copper, and plastics. Price volatility is managed via hedging and adjustment mechanisms. The semiconductor shortage of 2021-2023 highlighted supply chain vulnerabilities, leading to increased inventory buffers and supplier diversification. Tier 1 suppliers have since assumed greater responsibility for sub-tier supply chain visibility, often mandating digital tracking and dual sourcing strategies from their Tier 2 and Tier 3 partners.

10.    Sustainability and Circular Economy Initiatives

Manufacturers face pressure to advance sustainability. Key initiatives include expanding closed-loop recycling systems for aluminium and steel, prioritizing lightweighting to reduce emissions, and investing in renewable energy at manufacturing facilities. Leading Tier 1 suppliers are establishing net-zero manufacturing roadmaps and requiring Tier 2 partners to report carbon emissions, extending sustainability requirements throughout the supply chain. These efforts are becoming integral to competitive strategy and operational resilience.

11.    Industry Outlook, Risks and Opportunities

•        Growth Outlook:    The market is forecast to grow at a 3.8-4.5% CAGR (2024-2027), with the EV components subsegment expanding at an 18-22% CAGR. The aftermarket is expected to see steady 2.5-3.5% annual growth. For Tier 1 suppliers, electrification-related revenues are expected to grow at 20-25% CAGR through 2030, outpacing broader market averages.

•        Risk Factors:    Key risks include cyclicality (beta 1.4-1.8), high customer concentration, labor relations challenges, and uncertainty around EV adoption rates. Tier 1 suppliers face additional risks related to platform consolidation, where the loss of a single major vehicle program can materially impact revenue.

•        Opportunities:    Near-term opportunities include securing systems integration roles on next-generation EV platforms, localizing EV component production (battery systems, power electronics, electric drive units), and supplying integrated hardware-software solutions for software-defined vehicles.

Battery Enclosure Market: Size and Growth Rate (2021-2030)

Sources: Historical Data (2021-2024): Markets and Markets, “Electric Vehicle Battery Housing Market — Global Forecast to 2028,” Report AT 7473, December 2023; “Electric Vehicle Battery Housing Market Update Q4 2024”, November 2024, Mid-year revision; Projections (2024-2030): Goldman Sachs Research, “Auto Revolution: Battery & Materials,” March 2024, Base Case Model; Supporting Data: International Council on Clean Transportation (ICCT) EV battery production forecasts.

Battery Enclosure Market: Cumulative Production (2021-2030)

2030F
2029F
2028F
2027F
2026F
2025F
2024E
2023
2022
2021
2020
243
201.5
164.2
131
102.2
77.9
57.8
71.4
28.1
17.6
10.8
0
50
100
150
200
250
Cumulative EV Production (Million Units)

Sources: Cumulative Production: BNEF EV database, updated October 2024

Industry Position and Strategic Implications for Tier 1 Systems Suppliers

1.      Relevance to Tier 1 Automotive Systems Suppliers

This analysis establishes the context for Tier 1 suppliers that deliver integrated systems such as complete thermal management modules, electric drive units, battery systems, and chassis assemblies. These firms operate at the highest level of the supply chain, with direct OEM interfaces, platform-level program responsibilities, and significant engineering resources dedicated to co-development with customers.

2.      Strategic Positioning in the Electric Vehicle Transition

The electrification shift presents both challenges and opportunities for Tier 1 systems suppliers:

•        Challenges:

•        Portfolio Transformation:    Legacy ICE-focused product lines require significant restructuring or divestiture.

•        Margin Compression:    Early-stage EV programs often carry lower margins than mature ICE businesses due to upfront investment and scale ramp-up.

•        New Entrants:    EV-focused suppliers and vertically integrated OEMs (e.g., Tesla, BYD) are challenging traditional Tier 1 business models.

•        Opportunities:

•        Increased System Content:    EV architectures require entirely new systems — battery management, thermal management, power electronics — that Tier 1 suppliers are uniquely positioned to integrate.

•        Platform Consolidation:    OEMs are reducing complexity by awarding larger, full-system contracts to fewer Tier 1 partners, benefiting suppliers with broad capabilities.

•        Software-Defined Vehicles:    Tier 1 suppliers with strong software and electronics capabilities can capture recurring revenue through over-the-air updates and feature subscriptions.

3.      Competitive Imperatives and Growth Pathways

For a Tier 1 systems supplier, competitive advantage is derived from technology leadership, deep customer integration, global scale, and financial resilience. The U.S. market offers distinct strategic advantages:

•        Protected Market Access:    USMCA and IRA provisions create barriers to import competition and favor suppliers with localized production footprints.

•        Investment Incentives:    Federal and state-level incentives subsidize EV-related manufacturing upgrades, including Tier 1-scale facility expansions.

•        Customer Proximity:    Co-location with assembly plants reduces logistics costs and fosters collaboration on platform-level engineering programs.

Tier 1 Supplier Revenue Growth: ICE vs EV Components

Revenue index (2019 = 100) · Projected divergence driven by electrification shift
ICE Components (legacy powertrain, fuel systems, exhaust)
EV Components (battery systems, e-drive, power electronics, thermal)
Revenue Index (2019 = 100)
1700
1400
1200
1000
800
600
400
200
0
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Year

Sources: ICE Components Index: AutoForecast Solutions, “Global Automotive Supplier Performance Report Q3 2024,” October 2024, Table 4.3; EV Premium Analysis: McKinsey & Company, “The great rewire: Automotive suppliers in the EV transition,” September 2024, Exhibit 5.

Critical Strategic Imperatives for Tier 1 Suppliers:

•        Electrification Portfolio Management:    Aggressively rebalance product portfolios toward battery systems, power electronics, e-drives, and thermal management while managing decline of legacy ICE businesses.

•        Software and Electronics Capabilities:    Invest in in-house software development to capture value from software-defined vehicle architectures and secure recurring revenue streams.

•        Global Footprint Optimization:    Align manufacturing footprint with regionalization trends, establishing capacity in North America›s emerging «Battery Belt» while maintaining flexibility for global platform programs.

•        Supply Chain Resilience:    Build robust sub-tier visibility and dual sourcing strategies to mitigate semiconductor and other critical component risks.

Financial and Operational Benchmarks for Tier 1 Suppliers

Metric	Industry Range	Key Drivers
Gross Margin	18-22%	Systems complexity, vertical integration, platform scale
EBITDA Margin	12-15%	Operating leverage, R&D efficiency, program mix
Capital Expenditure	5-7% of revenue	Automation, electrification capacity expansion, Expenditure tooling for new platform wins
R&D Expenditure	5-8% of revenue	Software development, electrification technology, systems engineering
Working Capital Cycle	45-60 days	Customer payment terms, inventory optimization, Cycle supply chain financing programs

Automotive Supplier Financial Profile Comparison

Key Driver
Pricing Pressure
Mix Improvement
Material Costs
Initial Scale-up costs
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
50
0
-50
-100
-150
-200
18.20%
17.80%
16.80%
17.20%
10.10%
9.70%
28.50%
27%
-40
40
-40
-150
Tier 1 Systems Integrator
Tier 2 Component Specialist
Tier 3 Commodity Supplier
EV-Focused Technology Supplier
Gross Margin (%) 2023
Gross Margin (%) 2024E
Change (bps)

Sources: Margin Data: S&P Capital IQ, screening of 220+ automotive suppliers through Q3 2024 earnings; Trend Analysis: Goldman Sachs Equity Research, “Auto Parts & Equipment: Q3 2024 Margin Tracker,” October 2024; Driver Commentary: Supplier earnings call analysis from Bloomberg, October-November 2024.

Growth Pathways for Tier 1 Suppliers:

•        Organic Growth:    Win platform-level contracts on next-generation EV architectures; expand share of customer wallet through cross-selling of integrated systems.

•        Strategic Acquisitions:    Pursue bolt-on acquisitions to fill technology gaps in electrification, software, or adjacent systems; divest non-core ICE businesses.

•        Market Positioning:    Establish leadership in high-value, high-growth domains such as thermal management for EVs, power electronics, and integrated e-drive systems.

Structural Components Material Mix Evolution

60%
50%
40%
30%
20%
10%
0%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
55%
45%
2.10%
30%
38%
8.70%
11%
12%
6.30%
4%
5%
3.50%
Steel (AHSS)
Aluminum
Composites
Other Materials
2024 Market Share (%)
2030 Projected Share (%)
CAGR (2023-2030)

Sources: Market Share Shift: Ducker Carlisle, “2024 North American Automotive Materials Quarterly Update,” October 2024; Projections: Roland Berger, “Automotive Lightweighting 2030,” November 2023, Scenario Analysis, CAGR Calculations: Based on volume projections from LMC Automotive and material pricing data from World Steel Association and International Aluminum Institute.

4.      Risk Factors Specific to Tier 1 Systems Suppliers

In addition to general industry risks, Tier 1 suppliers face particular considerations:

•        Platform Concentration Risk:    A single vehicle platform can account for 10-20% of revenue; loss of a platform renewal presents significant financial exposure.

•        Program Development Costs:    Winning new platform business requires substantial upfront engineering investment (often US$50-100 million or more) with cost recovery dependent on successful program launch and volume achievement.

•        Warranty and Liability Exposure:    As systems integrators, Tier 1 suppliers bear significant warranty obligations for complex systems, with potential liability extending across entire vehicle populations.

•        Technological Obsolescence:    Investments in specific technology pathways (e.g., silicon carbide vs. IGBT power modules, 400V vs. 800V architectures) carry risk if customer adoption patterns diverge from forecasts.

II.     Conclusion and Strategic Implications

The global automotive components industry is undergoing a profound transformation. For Tier 1 systems suppliers, the current environment presents a complex landscape of compelling opportunities and substantial challenges. The U.S. market is experiencing its most significant reconfiguration in decades, requiring firms to strategically balance participation in the high-growth EV segment while managing the gradual decline of legacy ICE programs.

Successful navigation will require disciplined execution across four dimensions:

1.      Strategic Capital Allocation:    Deploying capital toward electrification and software capabilities while rationalizing legacy ICE investments.

2.      Operational Excellence:    Maintaining cost competitiveness through automation, lean principles, and global footprint optimization.

3.      Proactive Customer Management:    Securing roles in next-generation vehicle programs with both established OEMs and EV entrants as preferred systems integrators.

4.      Technological Adaptability:    Evolving systems architecture and software capabilities for new vehicle platforms and electrical architectures.

Companies that effectively execute these imperatives while maintaining financial discipline are positioned to capture disproportionate value during this period of industry transition. Conversely, manufacturers that fail to adapt face increasing margin compression and potential obsolescence risks. Nonetheless, the industry’s fundamental demand drivers — global mobility needs and advancing safety requirements — remain intact, ensuring continued long-term relevance for component manufacturers that successfully evolve with the changing automotive landscape.

SUMMARY AND INDUSTRY OUTLOOK

The global automotive components industry is undergoing a period of profound transformation, driven by the accelerating transition to electric vehicles, the regionalization of supply chains, and evolving material and technological requirements. For Tier 1 systems suppliers operating within the global automotive supply chain, the current environment presents a complex landscape of both significant opportunities and substantial challenges.

The U.S. market remains one of the largest and most dynamic automotive manufacturing bases globally, supported by robust vehicle production, a resilient aftermarket, and substantial policy incentives under the Inflation Reduction Act and USMCA. Within this context, Tier 1 suppliers are positioned to benefit from increased systems content per vehicle in EV architectures, particularly in high-growth areas such as battery management systems, power electronics, thermal management modules, and integrated e-drive systems.

While the industry faces material risks — including cyclical demand, platform concentration, raw material cost volatility, and intense competitive pressures — its long-term growth prospects remain fundamentally positive. Success for participants in this segment will depend on disciplined capital allocation toward electrification and software capabilities, operational excellence through automation and lean manufacturing, proactive customer engagement with both established OEMs and new EV entrants, and technological adaptability in systems architecture and software development.

Tier 1 suppliers that effectively execute these strategic imperatives while maintaining financial discipline are well-positioned to capture disproportionate value during this period of industry transition. Conversely, those that fail to adapt face increasing margin compression and potential obsolescence risks. Nonetheless, the industry›s fundamental demand drivers — global mobility needs, advancing safety and efficiency requirements, and the continued evolution of vehicle architectures — remain intact, ensuring continued long-term relevance for systems suppliers that successfully evolve with the changing automotive landscape.

BUSINESS

Our Mission

We are committed to advancing innovative automotive solutions through our advanced manufacturing capabilities and engineering expertise. We develop and manufacture critical structural components designed to enhance vehicle safety, durability and performance. Leveraging our technical know-how and operational capabilities, we seek to expand our customer base, strengthen long-term relationships with leading automotive manufacturers and increase our global market presence. Our long-term strategic objective is to become a leading global automotive parts supplier and, over time, position ourselves among the top-tier automotive component manufacturers worldwide.

Company Overview

Who We Are

We are a specialized automotive supplier dedicated to engineering the structural backbone of the electric vehicle market. Serving as a strategic partner to Tesla’s manufacturing hubs in Fremont and Austin, United States, we focus on the production of critical BIW components. Our operations integrate advanced welding automation with high-strength structural manufacturing technologies, allowing us to deliver the essential safety and integrity required for modern electric vehicles.

Since our inception in 2016, we have scaled our operations significantly to meet the mass-production demands of our major customer, Tesla. As of the date of this prospectus, we are powered by a dedicated workforce of approximately 256 staffing workers and 54 employees and have established a robust annual production capacity of 600,000 car sets. This production capacity positions us as a vital high-volume link in the global Electric Vehicle (the “EV”) supply chain.

Our core competency lies in the precise and efficient manufacturing of complex automotive body structures and chassis components. With a strategic manufacturing footprint across the United States, including established facilities in California, Texas (operated by a subcontractor which is our related party), and planned expansions on the East Coast, we are uniquely positioned to support the growing demand for localized automotive production and to mitigate supply chain uncertainties. Our integrated approach leverages advanced automation, including sophisticated welding and assembly technologies, and a substantial fleet of robots to ensure high-volume, high-quality production. This technical prowess, coupled with a diverse product portfolio catering to varied customer requirements, forms the bedrock of our competitive advantage.

Our Products and Technology

We strategically align our engineering capabilities with the world’s leading electric vehicle manufacturer, Tesla. We currently engineer and manufacture a comprehensive portfolio of 77 distinct structural solutions that support our customer’s entire passenger vehicle lineup: the Model 3, Model Y, Model S, and Model X. A cornerstone of our current operations is our deep integration into the new “Model 3 Highland” program, for which we supply 47 mission-critical components, ranging from complex side-body assemblies to essential internal reinforcements.

We differentiate ourselves through a proprietary manufacturing platform that transcends standard metal stamping. We leverage a suite of leading, hard-to-replicate technologies to solve the dual challenges of EV safety and range efficiency:

•        Hot Press Forming (HPF):    We utilize this advanced thermal process to manufacture the vehicle’s “safety cage”.

•        Cold Stamping:    This high-efficiency forming process shapes high-strength metal sheets at room temperature into complex structural and exterior components, delivering consistent precision, strong production scalability, and cost-effective mass manufacturing for vehicle body parts.

•        5-Axis Laser Cutting:    This technology enables us to execute intricate trims and hole patterns with micrometer-level precision, ensuring perfect dimensional accuracy for final assembly.

•        Aluminum spot welding:    This distinct capability allows us to manufacture lightweight, hybrid-material structures (steel-to-aluminum), a critical requirement for reducing vehicle weight and maximizing the driving range of modern electric vehicles.

Our Manufacturing Facilities

We operate an approximately 565,230-square-foot manufacturing campus in Lathrop, California, United States, strategically located just miles from our major customer’s assembly hub. This integrated cluster comprises two production facilities (Buildings #1 & #2) for heavy fabrication and assembly, supported by a dedicated logistics center (Building #3) that ensures seamless Just-In-Time (JIT) delivery.

Our Competitive Strengths

Our competitive advantages are deeply rooted in our advanced manufacturing capabilities, strategic market positioning, and robust operational framework. These strengths enable us to deliver superior value to our customers and maintain a leading position in the automotive parts manufacturing sector. We believe the following strengths differentiate us in the market and serve as the foundation for our continued success:

We differentiate ourselves through a high-capacity, automated manufacturing platform that integrates advanced welding, assembly, and proprietary forming technologies.

We possess a significant competitive edge through our mastery of advanced welding and assembly automation technologies. This is complemented by a substantial investment in cutting-edge production equipment and a robust, scalable manufacturing capacity. Our production capability is secured by a massive fleet of 166 specialized robots and state-of-the-art industrial equipment. This highly automated infrastructure does more than just ensure precision; it provides us with sufficient capacity to meet the rigorous high-volume demands of top-tier EV manufacturers. We leverage this automation to execute complex welding and assembly processes with exceptional speed and consistency. By combining our Hot Press Forming technology which creates ultra-strong “safety cage” components with specialized aluminum welding for lightweighting, we deliver superior body structures at mass-production scale. This combination of advanced machinery, robust capacity, and technical expertise positions us as a reliable, scalable partner for the modern electric vehicle industry. To manage these processes, our company operates an integrated ERP system for real-time monitoring of production, inventory, and process status. This system supports stable capacity management even during volume surges.

We execute lean operations and synchronized logistics, benefiting from our strategic proximity to our major customer.

Our operational campus in Lathrop, California, United States gives us a significant logistical advantage. Located just miles from our major customer’s main assembly hub in Fremont, we are perfectly positioned to execute Just-In-Time delivery, meaning we supply parts exactly when the assembly line needs them. Furthermore, we operate a “raw-to-ready” manufacturing model. Instead of moving parts between different factories for different steps, we handle everything, from processing raw materials to final sub-assembly, within our integrated campus. This lean approach minimizes shipping costs, reduces wasted time, and allows us to react instantly to our customer’s production schedules.

We provide comprehensive engineering support across multi-model EV manufacturers, offering both deep integration and product versatility.

Our ability to offer a diversified range of products is a key differentiator. We produce critical components for automotive bodies and chassis, including structural elements and underbody parts, catering to a wide spectrum of customer needs and vehicle models. We are not limited to a single vehicle model, instead, we currently support our major customer’s entire passenger vehicle lineup. We currently manufacture 77 distinct products for the Tesla Models. Our engineering adaptability is proven by our successful and rapid transition to the new “Model 3 Highland”, which now accounts for the majority of our production. Crucially, our manufacturing infrastructure provides a significant product diversification advantage. Because our press lines utilize interchangeable steel molds, we have the technical flexibility to rapidly switch production specifications. This allows us to not only produce customized parts for our current customers but also to easily adapt our lines to meet the diverse design requirements of other potential Original Equipment Manufacturers (the “OEMs”). With a total annual capacity of 600,000 car sets, we have the scale and technical flexibility to support our customer’s growth and new product launches for years to come. This product diversification allows us to adapt quickly to the evolving requirements of different automotive manufacturers, including both established players and emerging EV companies. Our ability to serve multiple vehicle platforms and customer segments mitigates risk and opens up broader market opportunities.

We are led by a visionary management team with deep technical expertise and a proven track record of operational execution.

Our strong management team provides strategic leadership and ensures the diligent implementation of our growth strategies. A cornerstone of our operational strength lies in our comprehensive internal control systems, which meticulously govern critical areas such as safety, quality control, and on-time delivery. These systems are rigorously applied across all our manufacturing facilities. Our senior management team possesses over 20 years of specialized know-how in HPF and automotive body manufacturing. This deep industry experience allowed us to demonstrate strategic foresight by actively establishing our manufacturing footprint in California early on, positioning us as a first-mover in the region’s high-growth electric vehicle ecosystem. Furthermore, our leadership is committed to operational excellence, evidenced by the successful implementation of our “Smart Factory” ERP system. This data-driven management approach optimizes our internal flow and inventory control, ensuring high production efficiency. We believe this combination of technical depth, strategic vision, and operational discipline positions us to effectively scale our business and drive long-term value.

We benefit from strong engineering capabilities and a dedicated production technology team.

Our dedicated Research and Development team is comprised of highly skilled engineers and material scientists who are constantly exploring new technologies, optimizing existing processes, and developing innovative solutions. This team is instrumental in driving our technological advancements, improving product performance, and ensuring that we remain at the forefront of manufacturing innovation. Their focus on advanced materials, automation, and process refinement is crucial for maintaining our competitive edge. Our engineers are responsible for refining manufacturing processes, improving line efficiency, and ensuring the seamless integration of new vehicle programs, such as the recent “Model 3 Highland”. We believe this collaborative framework combining global R&D expertise with local engineering execution allows us to maintain high quality standards while rapidly adapting to our customer’s evolving technical needs.

We capitalize on our strategic U.S. manufacturing footprint and first-mover advantage.

We have established a robust, localized manufacturing network across multiple U.S. regions, positioning us to capitalize on the strengthening of domestic manufacturing policies. By making early, significant investments in capital-intensive body structure facilities — which typically require extended lead times to build — we have secured a structural cost advantage over competitors who face high barriers to entry. This proactive localization allows us to mitigate tariff volatility and supply chain uncertainties, enabling us to offer competitive pricing and a stable supply framework. We believe this established infrastructure significantly enhances our ability to secure additional mass-production programs and long-term partnerships with a broad range of global OEMs.

Our Growth Strategy

We are committed to a phased expansion approach, a strong focus on technological advancement, and the continuous improvement of our operational and management capabilities. We intend to pursue the following strategies to grow our business and increase stockholder value:

Sales Channel Expansion: Expand manufacturing footprint to support strategic accounts.

To broaden our customer base and penetrate new markets, we are actively pursuing the expansion of our sales channels. This involves strengthening our sales force to build and nurture relationships with new and existing clients. Concurrently, we will explore strategic partnerships that can extend our reach into new geographical regions and customer segments. Our focus will be on identifying and pursuing mass production programs with a diverse range of automotive manufacturers, leveraging our established reputation for quality, reliability, and cost-effectiveness.

We plan to transform from a regional manufacturer into a nationwide Top-Tier supplier by executing a phased expansion strategy across North America. Building on our established foundation in the west coast (Lathrop, CA) and central U.S. (Texas), we have confirmed plans to establish a new east coast U.S. subsidiary by the end of 2026. This strategic roadmap is specifically designed to position our manufacturing capabilities in close proximity to major automotive hubs to support the commencement of parts supply to strategic customers. By aligning our new capacity with these legacy OEMs, we aim to aggressively diversify our customer portfolio beyond our current key partner.

Furthermore, we continue to monitor the broader automotive landscape to evaluate potential market-driven expansion opportunities into Canada and Mexico, ensuring sustainable long-term growth. This multi-pronged approach to sales channel expansion aims to broaden our customer portfolio, diversify our revenue streams, and capitalize on emerging opportunities within the North American and global automotive sectors.

Our sales and marketing strategy prioritizes quality control and strict adherence to delivery schedules, as quality is directly linked to vehicle safety. To address rapidly growing demand, we have made proactive and bold investments, contributing to our substantial growth alongside our major customer. Consequently, our company has solidified its position as a long-term strategic partner. While the long-life cycles of automotive models generally favor verified suppliers, we maintain our competitive edge through regular, direct communication to incorporate the “Voice of Customer” into our operations. Internally, we focus on rigorous cost management and active investment in capacity for new vehicle orders. Furthermore, based on our unrivaled technology and reliability in the Hot Press Forming (HPF) sector in the U.S., we are actively participating in upcoming model developments and expanding our network to identify new customers. Post-listing, we plan to further scale our company’s potential through collaborations with strategic partners and investors.

With full-scale robotaxi production anticipated to commence in 2026, we expect a significant increase in demand for our hot stamped body components. We believe this ramp up has the potential to meaningfully accelerate our growth, building on our established supply record across existing electric vehicle platforms. We are positioning ourselves to benefit from an additional growth driver through both robotaxi programs and Tesla’s next generation vehicle platforms. We intend to support this expansion through disciplined cost management, operational efficiency improvements, and continued enhancement of the value we deliver in each vehicle component we supply.

Enhancing Management Capabilities: Optimize operational efficiency and drive margin expansion.

We plan to enhance our profitability by executing a strategic automation upgrade across our manufacturing footprint. We have defined a specific roadmap for early 2026 to upgrade our core assembly hub, Building #1, into a more advanced “Smart Factory”. Our upcoming projects include bringing in automated material handling to reduce logistics expenses, upgrading robot software for quicker production cycles, and setting up inline quality inspections to cut down on defects rates. These targeted investments are meant to bring down our manufacturing cost per unit and steadily improve our gross margins.

Our growth strategy also involves the continuous strengthening of our management capabilities. This includes the ongoing optimization of our leadership team through regular training, professional development, and the strategic recruitment of top-tier talent. We are committed to fostering a culture of continuous learning and innovation within our management ranks. Furthermore, we are increasing our investment in technical personnel, ensuring that our engineering and operational teams are equipped with the skills and knowledge necessary to drive innovation and operational excellence. This also extends to the refinement of our internal control systems, encompassing safety, quality, and delivery performance, and the continuous improvement of our Enterprise Resource Planning (ERP) systems to ensure seamless integration and efficient management of all business operations. Building on the robust internal accounting control system of our Korean parent company, our company is establishing an internal control framework that meets U.S. public company standards. We maintain clear segregation of duties across major processes including finance, procurement, production, and HR. All major decisions regarding cost management and capital expenditure undergo a multi-stage review and approval process through our ERP-based data management to ensure consistency and integrity.

Technological Advancement Initiatives: Increase content per vehicle through integrated sub-assembly.

We remain committed to investing in and developing cutting-edge manufacturing technologies. This includes the ongoing enhancement of our advanced welding and assembly automation capabilities, the integration of new robotic technologies, and the exploration of novel material processing techniques. Our research and development efforts are focused on improving precision, increasing throughput, reducing cycle times, and developing new product applications that can further expand our addressable market and differentiate us from competitors. This also encompasses the continuous refinement of our quality control systems to ensure that every component meets the highest standards of accuracy and reliability.

We plan to capture greater value from each vehicle produced by evolving from a component manufacturer into a comprehensive system solution provider. By using the vertical integration of Building #2 which combines Hot Press Forming, Laser Cutting, and robotic welding under one roof, we will focus on delivering complex, ready-to-install, sub-assemblies, rather than discrete individual components. This strategic shift lets us raise the value of what we provide for each vehicle, thereby driving revenue growth and strengthens our position within the customer’s supply chain.

Our R&D efforts are strategically aligned with industry trends, particularly the evolving demands of the electric vehicle sector, ensuring our technological capabilities remain relevant and competitive. Our R&D team is systematically transitioning from relying on our Korean headquarters to building robust local engineering and R&D functions within the U.S. Currently, we independently manage most processes in the U.S. — including customer acquisition, technical process review, mold development coordination, and mass production preparation — and are nearing full self-sufficiency. While mold design is currently supported by the headquarters for strategic cost-efficiency, we plan to complete our internal R&D infrastructure by 2027 to independently perform all functions, including mold design and engineering operations. We are also evaluating the establishment of new R&D facilities in the U.S. and will ensure stable technology internalization through technical support agreements with the headquarters until full independence is achieved. For recent projects with new customers, the U.S. local team is already playing a leading role in the foundational research and engineering phases.

Optimizing Services for Tesla: Secure contracts for next-generation vehicle architectures.

We are dedicated to continuously optimizing the services we provide to Tesla, our foundational customer. This involves not only meeting their evolving global expansion needs with robust support but also relentlessly pursuing cost reductions and efficiency gains throughout our production processes. Our objective is to significantly enhance the value we deliver for each vehicle manufactured by Tesla, further solidifying our strategic partnership and ensuring we remain an indispensable supplier. This includes adapting to their production ramp-ups, quality requirements, and innovative manufacturing philosophies.

Building on our successful rapid transition to the “Model 3 Highland” (which now accounts for approximately 61% of our total product portfolio), we intend to actively bid for upcoming vehicle programs. Our revenue and operations are dependent on the production volumes, platform mix and purchasing decisions of our customer, and may fluctuate accordingly. We generated revenue of approximately US$323,854,938 and US$373,257,752 for the fiscal years ended June 30, 2026 and 2025, respectively. Revenue attributable to Model 3 Highland and Model Y combined accounted for approximately 98.5% and 98.8%, respectively, of our total revenue for the same periods. Our proven ability to adjust production setups rapidly and meet new engineering standards makes us a strong contender for future model updates, such as the Model Y, and for entirely new vehicle platforms. We intend to use this experience to secure long-term contracts and ensure a steady flow of future business.

While we continue to maintain a strong relationship with our major customer, we believe our proprietary technologies provide opportunities to expand our customer base. As OEMs increasingly pursue vehicle electrification strategies, we believe they value our expertise in hot press forming (“HPF”), tailor welded blanks (“TWB”), and aluminum joining technologies. We intend to leverage these technical capabilities to pursue additional business opportunities with electric vehicle (“EV”) manufacturers and established automotive OEMs in North America, with the objective of increasing our market presence and customer diversification.

Our Core Manufacturing Technologies Supporting Our Products

(1)    Hot Press Forming (HPF) Technology

Core Competency

Our manufacturing leadership is anchored by our proprietary Hot Press Forming technology. This technology serves as a strategic barrier to entry, enabling us to mass-produce complex, ultra-high strength structural components that are essential for the safety ratings and range efficiency of modern electric vehicles.

What is HPF

HPF is an advanced thermal manufacturing process designed to transform steel into a vehicle’s “safety cage.” Unlike traditional stamping, HPF involves heating boron steel to extreme temperatures (over 900°C) before stamping and rapidly cooling it within the die. This process creates components with ultra-high tensile strength (often exceeding 1,500 MPa), providing superior crash protection without the added weight of thicker steel. We utilize this technology to produce “one-piece” structures, most notably our Model Y Door Rings. By combining HPF with TWB, we can engineer a single part with variable strength zones — rigid where protection is needed, and lighter where possible — replacing multiple welded parts with one unified assembly.

HPF Manufacture Process

Our Hot Press Forming process executes a precise, three-step cycle that transforms standard steel into ultra-high-strength safety components:

•        Step 1: Heating

We begin by heating a specialized steel blank (typically boron steel) to extreme temperatures of approximately 900°C to 950°C. This intense heat makes the metal highly malleable, allowing it to be shaped into complex geometries without breaking.

•        Step 2: Forming & Quenching

The hot, pliable steel is rapidly transferred to a high-pressure press. Here, it is stamped into its final shape while simultaneously being cooled (quenched) within the die. This “press-hardening” technique ensures the part holds its precise shape.

•        Step 3: Hardening (microstructure transformation)

The rapid cooling instantly triggers a metallurgical transformation, turning the steel’s internal structure into Martensite. This phase change locks in exceptional hardness, creating a component with superior energy absorption capabilities which is vital for protecting the passenger cabin and battery pack during a crash.

The resulting material achieves extreme tensile strength (ranging from 1,500 to 2,000 MPa), a level of durability and dimensional stability that traditional cold stamping cannot match. By mastering this process, we deliver components that solve the EV industry’s dual challenge: maximizing vehicle safety while keeping weight low for better energy efficiency.

Strategic Value

The properties achieved through HPF directly address the three central challenges of modern EV manufacturing: range, efficiency, and cost.

•        Lightweighting & Range extension

HPF allows automakers to use significantly thinner steel sheets without compromising safety. This weight reduction is critical for offsetting the heavy mass of EV battery packs, directly contributing to improved energy efficiency and maximizing driving range.

•        Component integration

The HPF process enables the creation of complex, unified structures that would be impossible with cold stamping. A prime example is our Door Ring, which replaces 10 – 15 individual traditional parts into a single component. This consolidation simplifies the customer’s assembly process, reduces welding points, and provides superior structural rigidity.

•        Cost-effective performance

Compared to alternative lightweight materials like aluminum or carbon fiber, HPF steel offers a superior balance of strength and cost. It provides the high-performance properties required for premium EVs but at a price point that supports mass-market scalability, making it the preferred material for high-volume vehicle platforms.

(2)    Cold Stamping (COLD) Technology

Core Competency

While HPF provides the safety shield, our Cold Stamping capabilities act as the structural backbone of our products. We use a “hybrid approach” that combines super-strong safety parts (HPF) with standard structural foundation parts (Cold Stamping) for every vehicle model. This combination allows us to build a complete vehicle skeleton that is strong, accurate, and cost-effective.

What is Cold Stamping?

Cold Stamping is the standard method of shaping steel at room temperature using large, powerful presses. Unlike HPF, which requires extreme heat, this process uses pure physical force to shape steel sheets without heating them up. It is perfect for making parts that need smooth surfaces and precise shapes. We use this technique for components that need to be flexible or have complex curves, such as the large Rear Suspension Support and intricate connection brackets seen in our Model S and Model X supply.

COLD Manufacture Process

Unlike the complex thermal cycle of HPF, our COLD process is designed for speed and efficiency. It follows a streamlined three-step workflow that transforms standard steel sheets into finished, ready-to-install assemblies:

•        Step 1: Room temperature forming

The process begins by feeding steel blanks into high-tonnage mechanical presses at room temperature. Without the need for heating, the press uses pure physical force to stamp the steel into its final shape. This method is ideal for creating large components with smooth surfaces, such as wheel houses and floor panels.

•        Step 2: Mechanical trimming & piercing

Immediately after shaping, the component undergoes trimming (cutting off excess metal) and piercing (punching holes for screws or bolts). Unlike HPF parts which are too hard and require Laser Cutting, cold-stamped parts are soft enough to be trimmed quickly and cheaply using standard mechanical tools within the press line.

•        Step 3: Automated sub-assembly

This is where we add significant value. Instead of shipping loose stamped parts, we move them directly to our robotic welding cells. Here, utilizing our fleet of 166 robots, we weld brackets, nuts, and reinforcements onto the stamped part. This turns a simple piece of metal into a complex “sub-assembly” that is ready to be installed on our customer’s production line.

Strategic Value

Mastering both technologies allows us to put the “Right Material in the Right Place”:

•        Optimized performance

We use HPF technology to make the “safety cage” that protects passengers during a crash. At the same time, we use COLD technology for the rest of the car body where complex shapes and energy absorption are more important than extreme hardness.

•        Efficiency & lightweighting

This mix prevents us from using expensive, heavy materials where they aren’t needed. It allows us to keep the vehicle light — which is critical for maximizing EV driving range — without sacrificing the safety or strength of the car.

Our Products

Our product offerings are central to our ability to serve the evolving needs of the automotive industry, particularly within the burgeoning electric vehicle sector. We specialize in the production of the following two complementary product categories:

•        Precision Metal Stamping.    We operate high-tonnage press lines capable of processing advanced high-strength steel (AHSS) and aluminum alloys. This segment produces body structural components (pillar reinforcements, cross members, mounting brackets), chassis components (suspension arms, sub-frame elements), and safety-critical parts requiring tight dimensional tolerances and consistent material properties; and

•        Welding and Sub-Assembly.    Leveraging robotic welding cells and automated assembly systems, we transform stamped components into complex sub-assemblies, including seat frame structures and adjustment mechanisms, door intrusion beams and hinge reinforcements, engine cradle and suspension modules, and emerging applications in battery enclosure assemblies for electric vehicles.

We manufacture and supply a diversified portfolio of 77 distinct end items covering the full spectrum of our major customer’s vehicle platforms, including Model 3, Model Y, Model S and Model X. As of the date of this prospectus, 47 items, representing approximately 61% of our total product portfolio, relate to the “Model 3 Highland” platform. Our product mix may change from time to time based on our customer’s production schedules and program requirements. We conduct manufacturing operations at our facilities in the United States and also provide logistics support services for certain components.

•        In-line manufacturing (66%) — Approximately 66% (51 items) of our total product portfolio is manufactured at our U.S. facilities. These items include 38 assembly (“ASY”) units and 13 hardware welding (“H/W”) components, which we produce in accordance with customer specifications.

•        Logistics support (34%) — The remaining 34% (26 items) consist of completely knocked down (“CKD”) components that we manage through our supply chain and logistics arrangements.

Our revenue and operations are dependent on the production volumes, platform mix and purchasing decisions of our customer, and may fluctuate accordingly. We generated revenue of approximately US$323,854,938 and US$373,257,752 for the fiscal years ended June 30, 2026 and 2025, respectively. Revenue attributable to Model 3 Highland and Model Y combined accounted for approximately 98.5% and 98.8%, respectively, of our total revenue for the same periods.

Main Products in Model 3 Highland

The “Model 3 Highland” represents a core product program for our manufacturing operations. To ensure automotive-grade precision for this high-volume platform, our dedicated production line is equipped with advanced automation infrastructure. Key features of our “Model 3 Highland” production line include:

•        Automation: 61 specialized robots predominantly deployed for precise spot and CO₂ welding.

•        Quality assurance: 28 dedicated JIG sets to ensure geometric accuracy and repeatability.

•        Throughput: high-speed automated workflows designed to meet strict volume requirements.

Manufacturing

Production Process Flow

Process	Description

(1)    Sourcing high-quality Steel/Aluminum Coils from approved suppliers.

(2)    Utilizing our 800-2500 Ton Presses to stamp raw materials into precise component geometries.

(3)    Performing critical post-stamping operations such as Piercing, Flanging, and Trimming.

(4)    Employing sophisticated Robotic Welding systems, often with laser vision, to accurately join and assemble components into complex body structures.

(5)    Applying protective and aesthetic treatments such as Phosphating and E-coating (Electro-coating) to enhance durability and finish.

(6)    Implementing rigorous in-line and post-production quality checks using coordinate measuring machines (“CMM”) & Vision Systems to ensure adherence to strict specifications.

(7)    Preparing finished components for Just-in-Sequence (JIS) delivery, ensuring they arrive at the customer’s assembly line precisely when needed.

Production Capacity Utilization

The production of our advanced body structure components is a complex process that typically requires 2 weeks, depending on the complexity of the part and the specific product family. This lead time is influenced by the need for specialized tooling, precise process setup, and rigorous quality assurance.

We continuously monitor and manage our production capacity utilization to optimize output, minimize bottlenecks, and ensure we can meet both current demand and anticipated growth. Our ERP system provides real-time data to support these efforts, enabling us to scale efficiently.

With full scale robotaxi production anticipated to commence in 2026, we expect a significant increase in demand for our hot stamped body components. We believe this ramp up has the potential to meaningfully accelerate our growth, building on our established supply record across existing electric vehicle platforms. In anticipation of this increased demand, we expect that additional production capacity, equipment investment, and operational scaling initiatives will be required to support both robotaxi programs and Tesla’s next generation vehicle platforms.

We intend to address these requirements through proactive capacity planning, disciplined capital expenditures, cost management initiatives, and continued operational efficiency improvements to enhance the value we deliver in each vehicle component we supply.

Integrated Production and Quality Control Workflow

Our manufacturing execution is governed by a rigorous five-stage process flow that integrates real-time production control with stringent quality assurance at every step. This standardized workflow ensures consistency from raw material intake to final shipment. The figure below illustrates our standardized operational workflow:

Inspection Procedure

Our quality team is responsible for maintaining strict compliance with customer specifications, regulatory mandates, and internal safety standards throughout the entire manufacturing lifecycle. Given the safety-critical nature of our products, we execute a rigorous quality control framework that includes the following key activities:

____________

(1)      “PPAP” means Production part approval process

Facilities

As of the date of this prospectus, we operate multiple manufacturing facilities located in Lathrop, California, comprising three distinct facilities with an aggregate floor area of approximately 565,230 square feet, which collectively provide an aggregate designed annual production capacity of approximately 600,000 car sets, based on current equipment configuration, production lines and operating assumptions. Our production capacity is influenced by, among other factors, product specifications, automation levels, workforce availability, shift arrangements and planned maintenance schedules.

Our facilities primarily manufacture products for our major customer. As a result, our production levels and capacity utilization are directly affected by that customer’s production schedules, model mix, purchasing decisions and overall demand for its vehicles. The table below sets forth the capacity utilization rate as of the date of this prospectus. Actual output may vary from designed capacity due to changes in customer demand, supply chain conditions, labor availability, equipment downtime and other operational factors.

Vehicle	Capacity per year	Utilization
Model 3	250,000 Units per year	69%
Model Y	250,000 Units per year	87%
Model S, X, Others	100,000 Units per year	88%

Manufacturing and Assembly Facilities

Our core production capabilities are housed in two primary structures:

•        Building #1

As our flagship facility, this 277,208 sq. ft. plant is located at 400 D’Arcy Parkway, Lathrop, CA 95330, United States and it is dedicated to high-volume assembly operations. It features extensive loading dock infrastructure and a 30-foot (9 meters) clear height to optimize for expansive robotic welding lines, and to facilitate large-scale material handling and finished goods distribution.

•        Building #2

Spanning 198,183 sq. ft, this facility is located at 18231 Murphy Parkway, Lathrop, CA 95330, United States and serves as a dual-purpose hub containing our corporate administrative offices and specialized production lines. Notably, this facility is engineered with varying ceiling clearances up to 50 feet (15 meters), providing the necessary vertical infrastructure to accommodate heavy-duty and complex manufacturing equipment.

Logistics and Warehousing

•        Building #3

Situated at 619 Tesla Drive, Lathrop, CA95330, United States, Building #3 provides support for our manufacturing operations and encompasses 92,400 sq. ft. This warehouse facility is utilized for inventory management, raw material staging, and logistics coordination. The immediate proximity of all three facilities — located within the same industrial park — minimizes internal transit times and costs, facilitating a highly responsive JIT supply chain mechanism that aligns seamlessly with our major customer’s assembly schedules in nearby Fremont.

In the future, in order to address the potential needs of a broader customer base, we may seek to expand our production capacity through acquisitions of businesses or manufacturing facilities, or through the purchase or construction of additional production plants. Any such expansion would be subject to a number of factors, including customer demand forecasts, availability of financing, regulatory approvals, integration considerations and installation and commissioning schedules.

The timing, scope and terms of any expansion initiatives remain uncertain. There can be no assurance that we will be able to complete any such acquisitions or capacity expansions on commercially reasonable terms, or at all. In addition, there can be no assurance that any expanded capacity will be fully utilized or that anticipated demand from our key customer or prospective customers will be sustained at expected levels.

Our Suppliers

Our supply chain strategy is built on a select group of trusted partners to ensure the consistency required for high-precision manufacturing. For the fiscal period from July 1, 2024, to June 30, 2025, our top five suppliers represented approximately 99.2% of our total purchases. We generally secure these supplies through arrangement type: e.g., long-term framework agreements/rolling purchase orders.

We source the majority of our key materials directly through our own corporate family. Purchases from related parties represented approximately 61.6% and 55% of total purchases for the fiscal years ended June 30, 2026 and 2025, respectively. These related-party transactions are primarily conducted to support inter-company manufacturing workflows and are settled on pricing basis: e.g., an arm’s-length basis/a cost-plus margin basis. By sourcing through these related entities, we benefit from the Simwon Group’s global buying power and shared technical expertise, which helps us lower costs and streamline logistics.

Outside of our related parties, our significant third-party supplier is Supplier A, a global leader in steel manufacturing, which accounted for 26.2% of our procurement (approximately US$75.1 million). For the fiscal year ended June 30, 2026, supplier A accounted for 32.89% of our procurement (approximately US$71.5 million). This concentration among a limited number of key partners ensures the consistent quality and availability of the specialized steel and sub-components required for our manufacturing operations. Crucially, regarding our steel procurement, we operate under an arrangement where raw material prices are negotiated directly by our OEM customer, or we are able to pass through price fluctuations to our customer/we bear the risk of commodity price volatility.

The material terms of our purchase agreement are summarized as follows:

Principal term	Description
Product Description
Price & Payment

Net 30/60 days upon rail car loading. All costs related to damaged or non-conforming products (due to quality or delivery issues, regardless of cause) may be rejected and recovered from Supplier’s account.

Delivery Terms	As per the agreed delivery plan, products must be loaded on wooden pallets, securely packed to preserve quality and prevent damage. Incoterms: DAP.
Termination Rights	We reserve the right to reject non-conforming/ damaged products and recover related costs.

Our Customers

We currently derive substantially all of our revenue from a major customer. Revenue from Tesla represented substantially all of the Company’s revenue for the fiscal years ended June 30, 2026 and 2025. We conduct our business with Tesla primarily through contract type: e.g., a Master Supply Agreement combined with periodic purchase orders/specific program nominations.

We serve as a long-term supplier to Tesla, providing the BIW structures and components that support the safety and structural integrity of their vehicles.

The remainder of our revenue is primarily generated through sales to affiliated entities under common control, rather than external third-party customers. For the same three-year period, sales to Simwon NA Corp. accounted for approximately 1.6% of our total revenue (US$21.3 million). These transactions principally consist of the transfer of intermediate components (half-assembled parts) and raw materials (such as bolts and nuts) to support inter-company manufacturing workflows. Other minor revenue streams include sales to Simwon Tech Inc. and legacy transactions with Simwon Inc., which collectively represent less than 0.2% of total revenue. These inter-company sales are generally conducted on pricing basis: e.g., a cost-recovery basis/an arm’s-length basis.

The material terms of our sales agreement are summarized as follows:

Principal term	Description
Product Description	Covers production and service parts including ongoing supply during the production period and a 20-year subsequent service period, with compliance to agreed specifications and quality requirements.
Price & Payment

Unilateral price increases prohibited. purchase price variances (“PPVs”) only with prior written approval. The company provides credit limits for weekly deliveries; invoices directed to the purchasing entity. The company bears all required production investments.

Delivery Terms

Binding quantities and delivery dates set forth in POs/Releases. The company must meet delivery time, quantity and quality requirements. Alternative delivery locations may be agreed for service parts. The company must maintain supply agreements with suppliers and certify them quarterly upon request.

Termination Rights	Automatic renewal absent 12 months’ prior non-renewal notice from the company, with renewal on existing terms and capacity commitments.
Governing Law & Jurisdiction	Governed by the laws of the State of Texas.

Seasonality

We do not experience material seasonality in our business. Our production and sales volumes are primarily driven by the production schedules and platform launches of our OEM customers, rather than by seasonal consumer demand patterns. While the automotive industry may see fluctuations during the year, including inventory adjustments in the first quarter and higher production levels in the second and third quarters, these variations do not have a material impact on our operations.

Research and Development

A Collaborative and Evolving R&D Model

Our research and development strategy operates on a synergistic model that combines global expertise with localized process innovation. Historically, we have leveraged the deep R&D resources of our parent company, Simwon Tech Inc., for the initial design phase of new vehicle programs and steel mold development. This collaboration ensures we start with world-class engineering foundations.

As we expand our operations in the United States, we are taking steps to enhance our technical capabilities and operational autonomy. We have established a dedicated in-house production technology team at our California facilities, which operates separately from our parent company. This team focuses on process research and development, including optimizing automation, improving production cycle times, and enhancing manufacturing yields to support efficient scale-up from initial design to commercial production.

Focus on Process Innovation and Smart Manufacturing

Our local R&D initiatives are strategically directed toward enhancing production efficiency and effective capacity, especially given our capital-intensive automotive parts manufacturing operations where overall output is largely constrained by equipment performance, facility infrastructure, and workforce arrangements rather than R&D spending alone. By leveraging operational data and advanced robotics, we aim to reduce production costs and maximize throughput without compromising the structural integrity of safety-critical components. Our key R&D initiatives include:

•        We are engineering advanced material handling systems for our core assembly hub, Building #1. This R&D initiative is designed to eliminate manual bottlenecks. By programming robots to autonomously transfer parts between welding stations, we reduce human error, drastically lower work-in-progress inventory, and accelerate the entire production cycle. This process innovation directly supports our capacity.

•        Our engineering team continuously fine-tunes our manufacturing logic through sophisticated robot optimization programs. We analyze the motion paths of our 60+ welding robots in Building #1 to program the most efficient welding sequences. The goal is to maximize Overall Equipment Effectiveness (OEE) — making our capital-intensive equipment work harder and faster — to maintain competitive pricing while guaranteeing zero-defect weld quality.

Future Roadmap

Looking ahead to 2026, our strategic roadmap includes further investment in establishing a standalone R&D structure capable of initiating early-stage product discussions directly with our OEM customers. We will also focus on platform-based standardized processes and enhanced capability for rapid product changeovers to reduce setup times. These efforts will allow us to fully leverage regional advantages, proactively respond to customer new product needs, and solidify our position as a full-service Top-Tier partner.

Intellectual Property

As of the date of this prospectus, we do not own any significant intellectual property, such as patents, trademarks and copyrights, in the United States or other countries. However, we have taken measures to protect the confidentiality of our trade secrets, including, among others, entering into confidentiality agreements with our employees, independent contractors, our suppliers, and other third parties who may have access to our know-how, methods and processes, proprietary information and any of our trade secrets. These agreements provide that all inventions, ideas, discoveries, improvements, and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Licensed Agreements

We rely on proprietary technology and brand assets licensed from our corporate affiliates to support our manufacturing and commercial operations.

The Trademark License Agreement

On August 7, 2024, we entered into a Trademark License Agreement (the “Trademark Agreement”) with an affiliate. Under the terms of the Trademark Agreement, we were granted a non-exclusive, non-transferable license to utilize key corporate trademarks owned by the licensor in connection with our daily business operations. The scope of use includes commercial activities, corporate administrative documents, contracts, digital assets (websites and domain names), and employee materials.

During the term of the Trademark Agreement, we were obligated to pay a running royalty fee equal to 0.25% of our sales revenue (after deduction of internal trading amounts), calculated on a quarterly basis. The royalties payable under this agreement were calculated as a percentage of net sales and were included in selling, general and administrative expenses.

Under the Trademark Agreement, we assume sole responsibility for the quality of the products and services associated with the licensed trademarks. We have agreed to indemnify, defend, and hold harmless the licensor and its affiliates against any liabilities, damages, losses, or expenses (including legal fees) arising from our use of the trademarks, our business operations, or any claims related to product defects, environmental damages, or legal violations. The agreement explicitly provides that the licensor bears no liability for defects in the products we manufacture or sell using the licensed trademarks.

The Trademark Agreement had an initial term ending on December 31, 2024, and automatically renewed for successive one-year periods unless either party provided written notice of intent to terminate at least three months prior to the expiration of the then-current term. The agreement could be terminated immediately by the licensor upon the occurrence of certain events, including our insolvency, bankruptcy, or material breach of contract that remained uncured for 14 days. The trademark license agreement with MS Autotech Co., Ltd. was not renewed after December 31, 2025.

The table below sets forth the specific trademarks licensed to us under the Trademark Agreement:

No.	Registration No. of Trademark	Name of Trademark	Details of Trademark
1	2005-0012096	(No information given as to trademark name)
2	2005 -0006380	MS AUTOTECH
3	40-2024-0193937	(No information given as to trademark name)
4	40-2024-0193922	SIMWON

The Technical License and Assistance Agreement

We had a Technical License and Assistance Agreement (“technical royalty agreement”) with our parent company, Simwon Tech, Inc. Under the technical royalty agreement, we paid royalties for the use of manufacturing know-how, technical assistance, engineering support, and operational support provided by Simwon Tech, Inc. The arrangement was originally effective for a five-year term from January 1, 2021 through December 31, 2025. The royalties were calculated as a percentage of net sales and were included in cost of goods sold.

The technical royalty agreement with Simwon Tech, Inc. was not renewed after December 31, 2025, as the Company had developed sufficient internal manufacturing and operational capabilities and no longer required the same level of technical support under the agreement. Accordingly, technical royalty expense for the fiscal year ended June 30, 2026 reflects amounts incurred through December 31, 2025.

Real Property

As of the date of the date of this prospectus, we do not own any real property.

We have entered into lease agreements with independent third parties, the details of which are set out below:

Address	Gross Floor Area	Use of the Property	Lease Term
400 D’Arcy Parkway, Lathrop, CA 95330, United States	approximately 277,208 rentable sq. ft	Office, warehousing, distribution, manufacturing	February 23, 2017 – May 22, 2027
18231 Murphy Parkway, Lathrop, CA 95330, United States	approximately 118,056 rentable sq. ft	Office, warehousing, and manufacturing of automotive parts	January 01, 2020 – July 31, 2036
18231 Murphy Parkway, Lathrop, CA 95330, United States (additional space)	approximately 80,127 rentable sq. ft		August 03, 2021 – July 31, 2036
619 Tesla Drive, Lathrop, CA 95330, United States	approximately 92,400 rentable sq. ft	Warehouse	July 1, 2022 – July 31, 2027.

Insurance

Commercial Property and Business Interruption Coverage

We maintain commercial property insurance policies to protect our manufacturing assets and mitigate financial risks associated with operational disruptions. For our primary facility located at 400 D’Arcy Parkway, Lathrop, California, United States, we hold a policy issued by Travelers Property Casualty Company of America, a United States insurance company, effective from October 1, 2026 through October 1, 2027.

The policy provides coverage for direct physical loss, including protection against equipment breakdown and terrorism and the coverage limits are as follows:

•        We maintain approximately US$26.6 million in coverage for our machinery, robotics, inventory, and equipment. Crucially, we have elected to value this coverage on a Replacement Cost basis, ensuring we are reimbursed for the full cost to repair or replace our damaged assets without deduction for depreciation.

•        We carry approximately US$10.3 million in coverage, which we designed to cover our lost net income and continuing operating expenses in the event of a covered suspension of our operations.

This policy currently excludes coverage for earth movement (earthquake) and flood damage. We continually evaluate our insurance portfolio to ensure it remains consistent with customary industry practices for similarly situated manufacturing companies.

Commercial Liability and Risk Mitigation

We maintain comprehensive liability insurance policies to protect against third-party claims and mitigate legal risks associated with our manufacturing operations, product performance, and workforce. These policies are underwritten by Travelers Property Casualty Company of America and The Travelers Indemnity Company of Connecticut and are effective from October 1, 2026 through October 1, 2027.

The policies provide broad protection against bodily injury, property damage, and product-related liabilities. Key coverage limits include:

•        Commercial General Liability:    We hold coverage with limits of 1.0 million per occurrence and 2.0 million in the aggregate. Crucially, we have secured products-completed operations coverage to ensure we are protected against potential claims arising from product defects, which we consider essential given the safety-critical nature of our automotive components.

•        Umbrella Liability:    We carry an additional limit of US$5.0 million, which we designed to provide a financial safety net for catastrophic losses that exceed the limits of our primary liability coverage.

•        Workers’ Compensation & Automobile Liability:    We maintain statutory limits of US$1.0 million, utilizing these policies to cover risks related to our fleet of company vehicles and to ensure our full regulatory compliance for employee workplace injuries.

Consistent with standard practices for automotive Top-Tier suppliers, these policies are structured to address the specific liability exposures of high-volume manufacturing. We continually evaluate our liability limits to ensure they remain commensurate with our operational scale and risk profile.

Employees

As of the date of this prospectus, we have approximately 54 employees, of which approximately 2 are in management, 12 are in production engineering personnel, 12 are in production control, 4 are in accounting, 8 are in HR, 10 are in quality control and 6 are in production. None of our employees are represented by a union, and our relationship with our employees is satisfactory.

The following table shows the distribution of the company’s employees by department and corresponding number in each as of the date of this prospectus:

Departments	No.	%
Management	2	4%
Production engineering	12	22%
Production control	12	22%
Accounting	4	7%
HR/Administration	8	15%
Quality Control	10	19%
Production	6	11%
Total	54	100%

Regulations and Legal Proceedings

Regulations

Our business and products are also subject to numerous governmental regulations that vary among jurisdictions. Governmental regulations regarding the manufacture, sale and implementation of products and systems similar to ours are subject to future change. We cannot predict what impact, if any, such changes may have on our business.

Environmental regulation

We are subject to comprehensive and changing federal, state and local environmental requirements in the U.S., including those governing discharges to air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with releases of hazardous substances. We use hazardous substances in our operations and, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from any properties that we may own or operate, we may be held liable and may be required to pay the cost of remedying the condition. The amount of any resulting liability could be material.

Employment

We are subject to numerous foreign, federal, state and local government laws and regulations governing our relationships with our employees, including those relating to minimum wage, overtime, working conditions, hiring and firing, non-discrimination, work permits and employee benefits. We believe that our operations are conducted in compliance, in all material respects, with such laws and regulations. We never experienced a material work stoppage or disruption to our business relating to employee matters. We believe that our relationship with our employees is good.

Regulations related to export

Our products are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Asset Controls.

Export control and economic sanctions laws include prohibitions on the sale or supply of certain products and services to certain sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the import of certain products, through import permitting and licensing requirements, as well as customs, duties and similar charges, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation, and importation of our products, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products. Complying with export control and sanctions laws for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export, sanctions or import laws, may delay the introduction and sale of our product in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.

Legal proceedings

The Company is currently involved in a wage and hour class action lawsuit, Cirilo Lopez et al. v. Primacy Careers LLC et al., relating to alleged meal period compliance matters associated with temporary warehouse employees provided by a staffing agency. The Company and the staffing agency are alleged to share responsibility as joint employers for compliance with certain wage and hour requirements.

The parties have reached a tentative settlement agreement totaling approximately US$1.2 million, of which the Company’s expected share is approximately US$0.6 million. The settlement remains subject to court approval, and payment is not expected to occur until late 2026 or early 2027. No liability has been recorded as of June 30, 2026 and 2025 because the settlement had not yet received final approval as of those dates.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. For further risks, please refer to “Risk Factors — Risks related to Laws and Regulations — We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.” of this prospectus.

MANAGEMENT

Executive Officers and Directors

As of the date of this prospectus, the names of our executive officers and members of our board of directors, their ages and their positions are shown below:

Name	Age	Positions
Youngseok Park	51	Chief Executive Officer, Chief Financial Officer, Executive Director and Secretary
Jiyoun Lee	54	Executive Director
Terence Mak	39	Independent Director Nominee and Chairman of Audit Committee
Seokho Lee	49	Independent Director Nominee and Chairman of Compensation Committee
Chan Yui Kwan, Martin	31	Independent Director Nominee and Chairman of Nomination Committee

____________

(1)      The director nominees are expected to transition on to our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers and Directors

Mr. Youngseok Park currently serves as our Chief Executive Officer, Chief Financial Officer, Executive Director and Secretary, positions he has held since 2024. He graduated with a Bachelor of Science in Mechanical Engineering from the University of Yeungnam in February 2001. He joined the company immediately upon graduation and has been serving as its Chief Executive Officer since 2024. With over 20 years of extensive experience within the company, Mr. Park specializes in automotive quality management, plant operations, and global new vehicle development. He has a proven track record in establishing international quality standards, including IATF 16949 and ISO/TS 16949, and in leading strategic operations across the organization, demonstrating strong leadership and technical acumen in the automotive sector.

Ms. Jiyoun Lee currently serves as our Executive Director, as well as the Senior Managing Director of the global supply management office at Simwon Tech Inc., a position she has held since January 2024. Prior to this role, she served as Managing Director from January 2021 to December 2023 and as Director from January 2019 to December 2020 within the same department. Ms. Lee has over 18 years of experience at Simwon Tech Inc. and extensive experience in global supply chain management, overseas business development, strategic sourcing, procurement, and customer relationship management. She has played a key role in securing major overseas projects with global automotive OEMs and EV manufacturers, including Tesla, Rivian, Lucid, and AvtoVAZ, and has been involved in the establishment and development of overseas operations, including Simwon Shanghai Trading Co., Ltd. and Simwon America Corp.’s California manufacturing plant. Ms. Lee holds a Bachelor of Arts in English Language and Literature from Sungshin Women’s University.

Independent Director Nominees

Mr. Terence Mak will be our Independent Director and Chairman of the Audit Committee. He holds a Bachelor of Commerce, specializing in Commerce & Finance, from the University of Toronto and a Master of Accountancy from The Chinese University of Hong Kong. Mr. Mak has over 15 years of experience in corporate finance and investment banking in Hong Kong, including serving as Chief Financial Officer of J-Long Group Limited (NASDAQ: JL) and holding senior positions at Sprout Asset Management (Asia) Limited, China Ease Capital Limited, and Guoyuan Capital (Hong Kong) Limited. He has led multiple IPOs, mergers and acquisitions, and corporate finance transactions. Mr. Mak is a Certified Practising Accountant (CPA, Australia), a Chartered Secretary, a Chartered Governance Professional and an associate member of both The Chartered Governance Institute and The Hong Kong Chartered Governance Institute.

Mr. Seokho Lee will be our Independent Director and Chairman of the Compensation Committee. Mr. Seokho Lee is a prominent legal partner at King & Wood Mallesons (KWM), where he leads the Korean Practice Team based in Shanghai, extending his reach across other major cities in China. A member of the New York State Bar Association, Mr. Lee holds a B.A. in Law and Chinese Language (Double Major) from Korea University (2005)

and a Master’s Degree in Tax Law from Northwestern University School of Law (2007). He is currently pursuing his Ph.D. in Economic Law at Shanghai Jiaotong University. Mr. Lee joined KWM in 2012, bringing a wealth of experience from his previous roles at the International Corporate team of Daeryook & Aju Korean law firm in Seoul, and as an in-house lawyer at Rockingham Asset Management Company in Los Angeles, USA. He possesses extensive expertise in representing public and private companies across a wide spectrum of corporate matters in China, including M&A, foreign direct investment, corporate governance, and commercial contracts. Mr. Lee regularly provides general corporate legal advice to major Korean entities such as Samsung China, Beijing Hyundai Motors, and SK China. His impressive track record also includes representing Chinese companies in their overseas investments into Korea through significant acquisitions of both listed and non-listed Korean firms. His profound legal knowledge and cross-border transactional experience render him an invaluable advisor to his diverse clientele.

Chan Yui Kwan, Martin (“Mr. Martin”) will be our Independent Director and Chairman of Nomination Committee. Mr. Martin holds a Bachelor of Arts and a Bachelor of Laws from The University of Sydney, graduating in 2018 and 2019 respectively, and completed his Postgraduate Certificate in Laws (PCLL) at City University of Hong Kong School of Law from 2020 to 2021. He completed his trainee solicitor training at Robinsons Lawyers from 2021 to 2023. He then worked as Assistant Solicitor at Herman H. M. Hui & Co., Solicitors from March 2024 to May 2026. He also he served as Consultant with Robinsons Lawyers from January 2025 to May 2026, and he has served as a Consultant of Titus since May 2026. Mr. Martin has been a Hong Kong-qualified solicitor since March 2024 and became an Associate Member of CPA Australia in June 2026. He has extensive cross-border expertise covering US-listing pre-IPO counselling, VC/PE investments, fund and trust structuring, SFC-regulated entity compliance, AML/CTF and regulated-industry M&A across fintech, digital assets, aerospace, biotech and AI sectors. He also routinely advises on corporate governance disputes, unfair prejudice applications, director breach of duty claims and listed company regulatory proceedings, with practical experience matching audit committee and risk oversight requirements for US public issuers.

Family Relationships

There are no family relationships by between or among the members of the Board or other executive officers of the Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company Exemption

After the completion of this offering, Simwon Tech Inc., our parent, will own approximately 80.54% of the voting power of our outstanding Common Stock (assuming no exercise of the underwriter’s option to purchase 375,000 additional shares of our Common Stock in this offering). As a result, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including requirements that:

•        a majority of our board of directors consist of “independent directors” as defined under the Nasdaq Listing Rules;

•        our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

•        our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

We do not currently intend to rely on those exemptions afforded to a “controlled company;” nonetheless, we could potentially seek to rely on certain of those exemptions afforded to a “controlled company” in the future. See “Risk Factors — Following this offering, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Although we do not currently intend to rely on the exemptions from certain corporate governance requirements afforded to a “controlled company” under the Nasdaq Listing Rules, we could potentially seek to rely on such exemptions in the future.”

Corporate Governance

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, and other policies for the governance of our company. The Corporate Governance Guidelines set forth the practices our Board intends to follow with respect to board composition and selection including diversity, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation.

Independence of Directors

The listing rules of Nasdaq require that a majority of the members of a listed company’s Board be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s Board, that person does not have a material relationship with the company, either directly or as an officer, partner or stockholder of the company, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In addition, our audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board, or any other committee of the Board, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Based on the above, we believe that Terence Mak, Mr. Seokho Lee, and Mr. Martin, representing three of our five directors, are “independent directors” as defined under the applicable rules, regulations, and listing standards of Nasdaq and the applicable rules and regulations promulgated by the SEC. Our Board has also determined that all members of our audit committee, compensation committee and nominating and corporate governance committee satisfy the relevant independence requirements for service on such committees.

Committees of Our Board of Directors

Our Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

Our audit committee is composed of Terence Mak, who is the chair of our audit committee, and Mr. Seokho Lee and Mr. Martin. Each member of our audit committee is independent under the current Nasdaq and SEC rules and regulations. Each member of our audit committee is financially literate as required by the current Nasdaq listing standards. Our Board has also determined that Mr. Terence Mak is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations, or liabilities that are greater than those generally imposed on members of our audit committee and our Board. We have adopted an audit committee charter which outlines the principal functions of the audit committee, which include:

•        selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;

•        ensuring the independence of the independent registered public accounting firm, reviewing the qualifications and performance of the independent registered public accounting firm, and overseeing the rotation of the independent registered public accounting firm’s audit partners;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•        establishing procedures for employees to anonymously submit concerns about accounting, audit or other matters;

•        considering the adequacy of internal controls and the design, implementation, and performance of the internal audit function;

•        reviewing related party transactions that are material or otherwise implicate disclosure requirements; and

•        pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Mr. Seokho Lee, Mr. Terence Mak and Mr. Martin. Each member of our compensation committee is independent under the current Nasdaq and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. We have adopted a compensation committee charter which outlines the principal functions of the compensation committee, which include:

•        reviewing and approving, or recommending that the Board approve, the compensation, including the terms of any compensatory agreements, of our Chief Executive Officer and our other executive officers;

•        reviewing and recommending to the Board the compensation of its directors;

•        administering our stock and equity incentive plans;

•        reviewing and approving, or making recommendations to the Board with respect to, incentive compensation and equity plans;

•        establishing our overall compensation philosophy; and

•        such other functions as are required to comply with Nasdaq listing rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Mr. Martin, Mr. Terence Mak and Mr. Seokho Lee. Each member of our nominating and corporate governance committee is independent under the current Nasdaq and SEC rules and regulations. We have adopted a nominating and corporate governance committee charter which outlines the principal functions of the nominating and corporate governance committee, which include:

•        assist the Board by identifying qualified candidates for director nominees, and recommending to the board of directors the director nominees for the next annual meeting of Stockholders;

•        lead the Board in its annual review of its performance;

•        recommend to the board director nominees for each committee of the Board; and

•        develop and recommend to the Board corporate governance guidelines applicable to us.

Our Board of Directors’ Role in Risk Oversight

The Company’s Board will have extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to our Board by the audit committee. The audit committee represents our Board by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the Board all areas of risk and the appropriate mitigating factors. In addition, our Board receives periodic detailed operating performance reviews from management.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of the members of our Board, officers, and employees, and we expect our agents, representatives, consultants and contractors to conform to the standards of our Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is posted on our website, which is located at https://simwonamerica.com/. Any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the our securities by directors, officers and employees. Such policies are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards of Nasdaq. Our insider trading policy is filed as an exhibit hereto.

Clawback Policy

Our board of directors has adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Compensation of Directors and Key Employees

The following table summarizes all compensation received by our directors and our key employees during the years ended June 30, 2024, 2025 and 2026.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid.

Name and Position	Year	Aggregate Salary (USD)	Aggregate Compensation Paid Bonus (USD)	Aggregate Other Compensation (USD)	Aggregate amount of Salary, Compensation Paid Bonus and other Compensation (USD)
Youngseok Park, Chief Executive Officer, Chief Financial Officer, Executive Director and Secretary
	2026	202,408	0	0	202,408
	2025	175,349	0	0	175,349
	2024	192,915	0	0	192,915

Jiyoun Lee, Executive Director
	2026	0	0	0	0
	2025	0	0	0	0
	2024	0	0	0	0

____________

*        Independent directors to be appointed upon the effectiveness of the Registration Statement.

Independent Directors’ Agreements

Each of our independent directors will enter into a director’s agreement with the Company effective upon the effectiveness of the Registration Statement. The terms and conditions of the directors’ agreements are similar in all material aspects. Each director’s agreement will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual Stockholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the Stockholders holding more than 50% of the Company’s issued and outstanding Common Stock entitled to vote.

Under the directors’ agreements, the initial monthly director fees that will be payable to two of our independent directors (Mr. Seokho Lee and Mr. Martin) is USD US$2,500 and US$3,000 to Terence Mak. Such director fees are payable in cash on a monthly basis.

In addition, our independent directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with each of our executive directors, which were effective upon the effectiveness of the registration statement of which this prospectus forms a part. Each employment agreement will continue indefinitely subject to termination by either party upon 30 days’ written notice.

Employment Agreement between Mr. Youngseok Park and SIMWON

Effective as of the date of the closing of this offering, SIMWON entered into an Employment Agreement with Mr. Youngseok Park. The agreement provides for an annual base salary of US$176,000. Youngseok Park’s employment will continue indefinitely, subject to termination by either party to the agreement upon 30 days’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Youngseok Park shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Jiyoun Lee and SIMWON

Effective as of the date of the closing of this offering, SIMWON entered into an Employment Agreement with Ms. Jiyoun Lee. The agreement provides for an annual base salary of US$30,000. Ms. Jiyoun Lee’s employment will continue indefinitely, subject to termination by either party to the agreement upon 30 days’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Jiyoun Lee shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

2026 Stock Option Plan

Prior to the completion of this offering, our Stockholders and Board will adopt the 2026 Stock Option Plan, to motivate attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company’s business. Under the 2026 Stock Option Agreement, the maximum aggregate number of shares of Common Stock authorized for issuance pursuant to all awards under the plan is 1,200,000, representing approximately 8.28% of the 14,500,000 shares of the Company’s issued and outstanding Common Stock following the completion of the Offering (assuming the underwriter will not exercise of the over-allotment option). Pursuant to Rule 416(a) under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2026 Stock Option Agreement. Any Common Stock covered by an award granted under the 2026 Stock Option Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Common Stock that may be issued under the 2026 Stock Option Plan. As of the date of this prospectus, we have not granted any awards under the 2026 Stock Option Plan.

The following paragraphs summarize the principal terms of the 2026 Stock Option Agreement.

Types of awards.

The 2026 Stock Option Agreement permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration.

Our Board or the compensation committee administers the 2026 Stock Option Agreement. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.

Awards granted under the 2026 Stock Option Agreement are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.

We may grant Non-statutory Stock Options and Restricted Stock to employees and consultants. Incentive Stock Options may be granted only to employees.

Vesting schedule.

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.

The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Common Stock. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.

Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.

Unless terminated earlier, the 2026 Stock Option Plan has a term of ten (10) years. Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as disclosed herein, no director, executive officer, stockholder holding at least 5% of shares of our Common Stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since July 1, 2022, in which the amount involved in the transaction exceeds the lesser of US$120,000, or one percent of the average of our total assets at the year-end for the last two completed fiscal years.

The written charter of the Audit Committee authorizes, and Nasdaq rules require, the Audit Committee to review and approve related-party transactions. In reviewing related-party transactions, the Audit Committee applies the basic standard that transactions with affiliates should be made on terms no less favorable to us than could have been obtained from unaffiliated parties. Therefore, the Audit Committee reviews the benefits of the transactions, terms of the transactions and the terms available from unrelated third parties, as applicable. All transactions other than compensatory arrangements between us and our officers, directors, principal Stockholders and their affiliates will be approved by the Audit Committee or a majority of the disinterested directors and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

Certain Relationships and Related Person Transactions

The following related parties had transactions with Simwon America Corp. during the fiscal years ended June 30, 2026, 2025 and 2024:

Related Party	Relationship	Nature of Transactions
Simwon Tech Inc.	Immediate parent company	Raw material purchases, royalty payments, capital contributions, supply chain coordination
Simwon North America	Affiliate (sister company under common control)	Raw material purchases,
MS Autotech, Korea	Ultimate parent company	Royalty (trademark) payments
MST Co., Ltd.	Related party due to common ownership structure	Maintenance and repair services for production equipment

Royalties

The Company had a technical royalty agreement with its parent company, Simwon Tech, Inc. Under the technical royalty agreement, the Company paid royalties for the use of manufacturing know-how, technical assistance, engineering support, and operational support provided by Simwon Tech, Inc. The arrangement was originally effective for a five-year term from January 1, 2021 through December 31, 2025. The royalties were calculated as a percentage of net sales and were included in cost of goods sold.

The Company also had a trademark license agreement with MS Autotech Co., Ltd. Under the trademark license agreement, MS Autotech Co., Ltd. granted the Company a non-exclusive, non-transferable license to use certain trademarks in connection with the Company’s business operations, including the use of the company name and related branding in commercial activities. The royalties payable under this agreement were calculated as a percentage of net sales and were included in selling, general and administrative expenses.

The technical royalty agreement with Simwon Tech, Inc. and the trademark license agreement with MS Autotech Co., Ltd. were not renewed after December 31, 2025.

Royalties Paid to Parent

(in thousands)	2026		2025		2024
Royalty expense – Simwon Tech	US$	3,456	US$	7,435	US$	8,204
Royalty rate (% of net sales)		1.07%		2%		2%
Trademark expense – MS Autotech	US$	433	US$	844	US$	—
Trademark commission rate (% of net sales)		0.13%		0.25%		—

Purchases from Affiliates

(in thousands)	2026		2025		2024
Simwon Tech Inc.	US$	139,765	US$	170,131	US$	198,862
Simwon North America		9,815		34,273		70,654
MS Autotech, Korea		433		843		—
MST Co., Ltd.		29		7		—
Total related party purchases	US$	150,042	US$	205,254	US$	269,516

Accounts payable to related parties as of June 30, 2026, 2025, and 2024 were US$31,591,449, US$36,284,895 and US$43,805,033 respectively.

Accounts Payable to Related Parties

(in thousands)	June 30, 2026		June 30, 2025		June 30, 2024
Simwon Tech Inc.	US$	30,394	US$	33,772	US$	38,051
Simwon North America		1,190		2,276		5,655
MS Autotech, Korea		0		237		—
MST Co., Ltd.		7		0		99
Total accounts payable to related parties	US$	31,591	US$	36,285	US$	43,805

Policies and Procedures for Related Person Transactions

Our Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. The policy provides that officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with us without the prior consent of our audit committee or other independent members of our Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds US$120,000, must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our Common Stock as of June 30, 2026, and as adjusted to reflect the sale of Common Stock Shares offered by us and the Selling Stockholders in this offering for:

•        each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock;

•        each of our current named executive officers and directors;

•        each Selling Stockholders; and

•        all of our current executive officers and directors, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a share if he, she or it possesses sole or shared voting or investment power over that share, including options and warrants that are currently exercisable or exercisable within 60 days. For additional informnation regarding our capitalization, see “Capitalization”.

Subject to the paragraph above, percentage ownership of Company Common Stock and Voting Percentage is based on 13,250,000 Common Stock Shares issued and outstanding immediately prior to the Offering and 14,750,000 Common Stock Shares outstanding immediately after the Offering:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Owned Before this Offering	%	Number of Shares of Common Stock Owned After this Offering	%
Directors and Named Executive Officers:
Youngseok Park	0	0	0	0
Jiyoun Lee	0	0	0	0
Terence Mak	0	0	0	0
Seokho Lee	0	0	0	0
Chan Yui Kwan, Martin	0	0	0	0

All Directors and Executive Officers of the Company as a Group	—	—	—	—
Five Percent Holders:
Simwon Tech Inc.(1)	11,879,311	89.66	11,879,311	80.54

____________

(1)      As of this prospectus, Simwon Tech Inc., the wholly-owned subsidiary of Myoung Shin Industry Co., Ltd. (KOSPI: 009900), controls 89.66% of the total voting power. The ultimate parent of Myoung Shin Industry Co., Ltd. (KOSPI: 009900) is MS Autotech Co., Ltd. (KOSDAQ: 123040), a publicly listed company on the KOSDAQ exchange.

          On June 5, 2026, SONG HYESEUNG, LEE TAEKYU, LEE SOO YUEN, CHUNG BYUNG HYUN and LEE JUNG SOO (holding 18.26%, 8.37%, 7.61%, 6.11% and 5.64% shares of MS Autotech Co., Ltd. respectively) entered into an Acting in Concert Agreement, pursuant to which they agreed to act in concert in respect to all matters requiring the approval of the stockholders of MS Autotech Co., Ltd. (KOSDAQ: 123040). As a result of the Acting in Concert Agreement, LEE TAEKYU is deemed to collectively control 45.99% of the total voting power of MS Autotech Co., Ltd. MS Autotech Co., Ltd. holds a 45.4% equity interest of Myoung Shin Industry Co., Ltd. (KOSPI: 009900), and Simwon Tech Inc. is a wholly-owned subsidiary of Myoung Shin Industry Co., Ltd. Accordingly, through MS Autotech Co., Ltd.’s ownership interest in Myoung Shin Industry Co., Ltd. and arrangements described above, LEE TAEKYU is deemed to indirectly exercise control over Simwon Tech Inc.

SELLING STOCKHOLDERS

This prospectus covers the offering of 1,000,000 Common Stock Shares by the Selling Stockholders. This prospectus and any prospectus supplement will only permit the Selling Stockholders to sell the number of Common Stock Shares identified in the column “Number of Common Stock Shares to be Sold.” The Common Stock Shares owned by the Selling Stockholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Stockholders the opportunity to sell those Common Stock Shares in this Offering.

The following table sets forth the name of the Selling Stockholders, the number and percentage of Common Stock Shares beneficially owned by the Selling Stockholders, the number of Common Stock Shares sold in this Offering and the number and percentage of Common Stock Shares the Selling Stockholders will own after the Offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Stockholders. We will not receive any proceeds from the sale of the Common Stock Shares by the Selling Stockholders.

Name of Selling Stockholders	Common Stock Shares Beneficially Owned Prior to Offering	Percentage Ownership of Common Stock Shares Prior to Offering(1)	Number of Common Stock Shares Sold	Number of Common Stock Shares Owned After Offering	Percentage Ownership of Common Stock Shares After Offering(1)
First MVG Fund(2)	152,299	1.15	111,112	41,187	0.28
J&J Holdings Limited(3)	609,195	4.60	444,444	164,751	1.12
Jade Technology Enterprise Limited(4)	609,195	4.60	444,444	164,751	1.12

____________

Notes:

(1)      Based on 13,250,000 Common Stock Shares issued and outstanding immediately prior to the Offering and 14,750,000 Common Stock Shares outstanding immediately after the Offering.

(2)      First MVG Fund is a investment partnership organized under the laws of Republic of Korea. MVG INVESTMENT Co., Ltd. serves as the general partner of First MVG Fund and, in such capacity, may be deemed to exercise voting and investment power over the 115,385 shares of Common Stock held by First MVG Fund pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder. The registered address of First MVG Fund is #609, Duil Bldg. 9, Yeouidaebang-ro 67 gil, Yeongdeungpo-gu, Seoul, Republic of Korea.

(3)      J&J Holdings Limited, a business company incorporated under the laws of Hong Kong, is controlled by Kwok,Po Yin Sammy. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Kwok,Po Yin Sammy may be deemed to have voting and investment power with respect to the 461,538 Common Stock held by J&J Holdings Limited. The registered address of J&J Holdings Limited is Unit 1703 17/F Cheong Tai Commercial Building Nos 287-289, Reclamation Street, Mong Kok, Kowloon Hong Kong.

(4)      Jade Technology Enterprise Limited, a business company incorporated under the laws of the British Virgin Islands, is controlled by HONG Sang Joon. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, HONG Sang Joon may be deemed to have voting and investment power with respect to the 461,538 Common Stock held by Jade Technology Enterprise Limited. The registered address of Jade Technology Enterprise Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section summarizes certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Common Stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative rulings and judicial decisions, all as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the U.S. Internal Revenue Service (the “IRS”), might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of Common Stock could differ from those described below.

The following discussion is a summary only and applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are receiving our securities in this offering. The discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Code), including but not limited to:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies;

•        real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own 5% or more of our voting shares;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

•        persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and

•        tax-exempt entities.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Common Stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Common Stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY U.S. FEDERAL NON-INCOME TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Certain U.S. Federal Income Tax Considerations for U.S. Holders of Common Stock

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Dividends on our Common Stock

We do not expect to declare or pay any distributions on our Common Stock in the foreseeable future. If we do make any distributions on shares of our Common Stock, however, such distributions will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the holder’s tax basis in its Common Stock and then as gain from the sale or exchange of the Common Stock. Under current law, if certain requirements are met, a preferential U.S. federal income tax rate will apply to any dividends paid to a holder of Common Stock who is a U.S. individual.

Distributions to U.S. holders that are corporate stockholders, constituting dividends for U.S. federal income tax purposes, may qualify for the dividends received deduction, or DRD, which is generally available to corporate stockholders. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied.

Sale of Common Stock

A U.S. holder of Common Stock will generally recognize gain or loss on the taxable sale, exchange, or other taxable disposition of such stock in an amount equal to the difference between such U.S. holder’s amount realized on the sale and its adjusted tax basis in the Common Stock sold. A U.S. holder’s amount realized should equal the amount of cash and the fair market value of any property received in consideration of its stock. The gain or loss should be capital gain or loss and should be long-term capital gain or loss if the Common Stock is held for more than one year at the time of disposition. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Under current law, long-term capital gain recognized by an individual U.S. holder is generally eligible for a preferential U.S. federal income tax rate.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on shares of Common Stock and to the proceeds of a sale of Common Stock unless a U.S. holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if a U.S. holder fails to provide its correct taxpayer identification number and certification of exempt status, or fails to report in full dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain U.S. Federal Income Tax Considerations for Non- U.S. Holders of Common Stock

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of a share of Common Stock that is (i) a foreign corporation, (ii) a nonresident alien individual, or (iii) a foreign estate or trust that in each case is not subject to U.S. federal income tax on a net-income basis on income or gain from a share of Common Stock.

In addition, this discussion assumes that the Non-U.S. Holder holds our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, the discussion below is based upon the provisions of the Code, Treasury regulations promulgated thereunder, rulings and judicial decisions, in each case as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

Persons considering the purchase of our Common Stock pursuant to this offering should consult their tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our Common Stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences.

Distributions

Distributions, if any, made on our Common Stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. federal income tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or the applicable withholding agent with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty and, in certain circumstances, providing such Non-U.S. Holder’s U.S. taxpayer identification number and/or foreign tax identifying number. This certification must be provided prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant income tax treaty provide rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds our Common Stock through a financial institution or other agent acting on its behalf, it will be required to provide appropriate documentation to such agent, which will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If the Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, it may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

We and other applicable withholding agents are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that it maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent prior to the payment of such dividends. In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. Persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock.

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Common Stock unless:

(a)     the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States),

(b)    the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

(c)     we are or have been a “United States real property holding corporation,” or USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period.

In general, we would be a USRPHC if the aggregate fair market value of our “United States real property interests” (within the meaning of Code Section 897(c)(1)) (“USRPIs”), equaled or exceeded fifty percent (50%) of the combined fair market value of our USRPIs, our non-U.S. real property interests and our other business assets. We believe that we have not been and are not, and do not anticipate becoming, a USRPHC. Even if we are or were to become a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our Common Stock will not be subject to U.S. federal income tax under the provisions applicable to USRPIs so long as our Common Stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market. There can be no assurance that we are not or will not become a USRPHC or that our Common Stock will qualify as regularly traded on an established securities market.

Non-U.S. Holders described in (a) above will be required to pay tax on the gain derived from the sale or other taxable disposition at regular U.S. federal income tax rates applicable to U.S. Persons, and corporate Non-U.S. Holders described in (a) above may, in addition, be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as adjusted for certain items. A Non-U.S. Holder described in (b) above will be subject to U.S. federal income tax at a flat 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on gain realized upon the sale or other taxable disposition, which gain may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding.

Generally, we or an applicable withholding agent will be required to report information to the IRS with respect to any distributions we pay on our Common Stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Distributions to a Non-U.S. Holder that are classified as dividends paid by us may also be subject to U.S. backup withholding currently at a rate of 24%. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the applicable payor has actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. Person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or other taxable disposition of our Common Stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise meets documentary evidence requirements for establishing non-U.S. Person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the payor has actual knowledge, or reason to know, that the Non-U.S. Holder is, in fact, a U.S. Person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. payors.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. federal income tax liability of a Non-U.S. Holder subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code and the related Treasury regulations, together with other U.S. Treasury and IRS guidance issued thereunder and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a “foreign financial institution” (as defined in the Code) which does not provide the withholding agent with sufficient documentation evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity (as defined in the Code) which does not provide the withholding agent with sufficient documentation evidencing either (x) an exemption from FATCA or (y) either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from FATCA. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Common Stock.

The withholding provisions described above generally apply to payments of dividends. Under proposed Treasury regulations, the preamble to which states that taxpayers may rely on them until final Treasury regulations are issued, this withholding tax does not apply to payments of gross proceeds from a sale or other disposition of Common Stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Certificate of Incorporation, which are attached as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

General

As of this prospectus, the Company had 17,000,000 shares authorized and 13,250,000 shares issued and outstanding.

Common Stock

The following summarizes the rights of holders of our Common Stock:

•        each holder of Common Stock is entitled to one vote per share on all matters to be voted upon generally by the stockholders;

•        subject to preferences that may apply to shares of preferred stock that may be issued and outstanding, the holders of Common Stock are entitled to receive lawful dividends as may be declared by our board of directors;

•        upon our liquidation, dissolution or winding up, the holders of our shares of Common Stock are entitled to receive a pro rata portion of all of our assets remaining for distribution after satisfaction of all its liabilities and the payment of any liquidation preference of any then outstanding preferred stock;

•        there are no redemption or sinking fund provisions applicable to our Common Stock; and

•        there are no preemptive or conversion rights applicable to our Common Stock.

Warrants and Options

We have not issued any warrants to purchase or options exercisable for our capital stock.

Anti-Takeover Provisions

Provisions of our articles of incorporation and amended and restated bylaws, and California Corporations Code (the “CCC”) and federal regulations applicable to us, may be deemed to have anti-takeover effects and may delay, defer or prevent a change of control of the Company and/or limit the price that certain investors may be willing to pay in the future for shares of our common stock. See the sections entitled “Supervision and Regulation — Change in Bank Control” for a description of the federal regulations applicable to us that may be deemed to have anti-takeover effects.

Authorized but Unissued Shares.    The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability of our board of directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our board of directors to sell shares to individuals or groups who the board of directors perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the stockholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

Preferred Stock.    Our articles of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Board Size and Vacancies.    Our amended and restated bylaws enable our board of directors to increase the size of the board of directors between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors.

Special Meetings of stockholders.    A special meeting of the stockholders may be called at any time by the board of directors, or by the chairman of the board, the president or by the chief executive officer, or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting. For a special stockholders’ meeting to be called by one or more stockholder(s), our amended and restated bylaws require such request to be in writing, specifying the time and business of the meeting according to our bylaws and shall deliver such request in person or by registered or certified mail to our board of directors or designated officers.

Advance Notice Procedures for Director Nominations and stockholder Proposals.    Our amended and restated bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of stockholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our stockholders and us.

Amending our Bylaws.    Our board of directors may amend our amended and restated bylaws, other than a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa, without stockholder approval.

Approval of Merger.    Under the CCC, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles of incorporation or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. Our articles of incorporation and amended and restated bylaws do not set higher limits.

California Law and Federal Laws.    We are subject to the provisions of Section 1203 of the CCC, which contains provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control in which our stockholders could receive a premium for their shares or other changes in our management. First, if an “interested party” makes an offer to purchase the shares of some or all of our existing stockholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls our company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our executive officers or directors holds a material financial interest. If, after receiving an offer from such an “interested person,” we receive a subsequent offer from a neutral third party at least 10 days prior to the date for acceptance of the tendered shares or the vote or notice of stockholder approval of the offer from such an “interested person,” then we must notify our stockholders of such third party offer and afford each of them the opportunity to withdraw their vote, consent or proxy previously given to the “interested party” offer before such vote, consent or proxy becomes effective.

We are also subject to other provisions of the CCC, which include voting requirements that may also have the effect of deterring hostile takeovers, disposing of our assets or delaying or preventing changes in control of our management. Under Section 1101 of the CCC, except in (i) a short-form merger or (ii) a merger of a corporation into a subsidiary in which it owns at least 90% of the outstanding shares of each class, if a single entity or constituent corporation owns more than 50% of any class of our capital stock and attempts to merge our Company into itself or other constituent corporation, the Company’s non-redeemable securities may only be exchanged for non-redeemable securities of the surviving entity, unless all of the stockholders of the applicable class of non-redeemable securities consent to the transaction or the terms of the transaction are approved and determined to be fair by the DFPI. Section 1001(d) of the CCC provides that any proposed sale or disposition of all or substantially all of our assets to any other corporation that we are controlled by or under common control with must be consented to by our stockholders holding at least 90% of the voting power of our capital stock or approved and determined fair by the DFPI, provided, however, that this restriction does not apply if the disposition is to a domestic or foreign corporation or other business entity in consideration of the nonredeemable common shares or nonredeemable equity securities of the acquiring party or its parent. Sections 1101 and 1001 of the CCC could make it significantly more difficult for a third party to acquire control of our Company by preventing a possible acquirer from cashing out minority stockholders or selling substantially all of our assets to a related party and therefore could discourage a hostile bid, or delay, prevent or deter entirely a merger, acquisition or tender offer in which our stockholders could receive a premium for their shares, or effect a proxy contest for control of us or other changes in our management.

Other Matters

Under our articles of incorporation and amended and restated bylaws, the holders of our common stock will have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable to our common stock.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SWA.”

Transfer Agent

The transfer agent and registrar for our Common Stock will be VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, New York 11598.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Common Stock. Future sales of substantial amounts of our Common Stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Common Stock or impair our ability to raise equity capital. We have applied to have our Common Stock listed on Nasdaq under the symbol “SWA”. No assurance can be given that such listing will be approved.

Immediately following the completion of this offering, we will have an aggregate of 14,750,000 shares of Common Stock outstanding, assuming no exercise of the Underwriter’s option to purchase additional shares.

Upon completion of this offering, an aggregate of 1,200,000 shares of our Common Stock will be issuable in the future upon the exercise of outstanding options to our employees, if any.

The remaining 12,250,000 shares of Common Stock will be deemed “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 or any other applicable exemption.

Rule 144

Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons.

Under Rule 144, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares of our Common Stock that does not exceed the greater of (i) 1% of the then outstanding shares of our capital stock, or (ii) an amount equal to the average weekly trading volume of our Common Stock on Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Common Stock that are restricted securities, will be entitled to freely sell such shares of our Common Stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144.

All of the shares of our Common Stock outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

Rule 701

In general, under Rule 701 under the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Lock-Up Agreements

See “Underwriting — Lock-up Agreements.”

Registration Statement on Form S-8

As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act registering the offer and sale of shares of common stock reserved for issuance pursuant to awards under the 2026 Stock Option Agreement, as well as our non-plan share awards, to the extent that

Form S-8 is available. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any such registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

UNDERWRITING

We, the Selling Stockholders, and the underwriter will enter into an underwriting agreement with WallachBeth Capital LLC as representative (the “representative”) of the underwriters (collectively referred to as “underwriters”). The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, we and the Selling Stockholders have agreed to sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us and the Selling Stockholders, on a firm commitment basis, the number of Common Stock set forth opposite its name below, at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Common Stock
WallachBeth Capital LLC	[*]
[*]	[*]
Total	2,500,000

We have granted to the Underwriter an option to purchase up to 375,000 additional shares of Common Stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The Underwriter may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriter exercises the option, the underwriter will become obligated, subject to certain conditions, to purchase the shares for which the option is exercised.

Commissions and Discounts

The underwriting discounts for the Common Stock to be sold in this offering are equal to (i) seven percent (7%) of the initial public offering price if the actual amount of the offering is up to US$50,000,000; or (ii) eight percent (8%) of the initial public offering price if the actual amount of the offering exceeds US$50,000,000.

The table below summarizes the underwriting discounts that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share		Total without Over-Allotment		Total with full exercise of Over-Allotment
Initial public offering price(1)	US$	20.00	US$	50,000,000	US$	57,500,000
Underwriting discounts and commissions to be paid by us and the Selling Stockholders	US$	1.40	US$	3,500,000	US$	4,025,000
Proceeds to the Company, before expenses	US$	18.60	US$	27,900,000	US$	34,875,000
Proceeds to the Selling Stockholders	US$	18.60	US$	18,600,000	US$	18,600,000

____________

(1)      Initial public offering price per share is assumed to be US$20.00, being the mid-point of the range set forth on the cover page of this prospectus.

In addition to the underwriting discount, we have agreed to pay up to US$350,000 of the accountable fees and expenses of the underwriter in the event of a closing, and up to US$150,000 in the event there is no closing relating to this offering, which may include the fees and expenses of counsel to the underwriter and reimburse the representative 1.5% of the actual amount of the offering as non-accountable fees and expenses of the underwriter.

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by Financial Industry Regulatory Authority (“FINRA”) to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms’ length negotiation between us and the underwriter.

Underwriter’s Warrant

We have agreed to, upon the closing of this offering, including upon the closing of any offering of shares of Common Stock sold to cover over allotments, issue a warrant to the underwriter or its designee(s) to purchase a number of shares of Common Stock equal to 5% of the total number of shares of Common Stock sold in this offering.

The underwriter’s warrant will be exercisable at 120% of the initial public offering price to the public and may be exercised on a cashless basis. The underwriter’s warrant is identical to any warrants offered in this offering and will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing with the effective date of the registration statement related to this offering.

The Underwriter’s warrant and the shares of Common Stock underlying the underwriter’s warrant have been deemed compensation by the FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriter, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the underwriter’s warrant or the securities underlying the underwriter’s warrant, nor will the underwriter engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the underwriter’s warrant or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the underwriter’s warrant may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any representative and selected dealer participating in this offering and their bona fide officers or partners. The underwriter’s warrant will provide for adjustment in the number and price of the underwriter’s warrant and the shares of Common Stock underlying such underwriter’s warrant in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

Until one year from the execution of the underwriting agreement in connection with this offering, subject to certain limited exceptions, the underwriter shall have an irrevocable right of first refusal to act as lead investment banker, lead book-runner and/or lead placement agent, at the underwriter’s sole discretion, for each and every future public and private equity offerings for our company, or any successor to or any subsidiary of our company, including all equity linked financings, on terms customary to the underwriter and such transactions.

Indemnification

We also have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We, each of our directors, officers, and existing stockholders have agreed not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any units, shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, except that the aforementioned lock-up does not include the 1,000,000 Common Stock Shares offered by the Selling Stockholders in this Offering, without the prior written consent of the Underwriter, for a period of 180 days after the closing of this offering. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by the Underwriter.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•        to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Concord & Sage PC. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The financial statements as of June 30, 2026 and 2025 and for each of the years in the two-year period then ended June 30, 2025 included in this prospectus have been so included in reliance on the report of TAAD LLP., an independent registered public accounting firm, as stated in their report thereon and included in this prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Common Stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus forms a part. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review on the web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

SIMWON AMERICA CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Simwon America Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Simwon America Corp. (the “Company”) as of June 30, 2026 and 2025, and the related statements of income, stockholders’ equity, and cash flows for the two-year periods ended June 30, 2026 and 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the two-year periods ended June 30, 2026 and 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP

We have served as the Company’s auditor since 2025.

Diamond Bar, California

September 18, 2026, except for Note 8, as to which the date is October 6, 2026.

SIMWON AMERICA CORP.
Balance Sheets
June 30, 2026 and 2025

	June 30, 2026		June 30, 2025
Assets
Current assets:
Cash and cash equivalents	US$	39,430,946	US$	13,374,538
Restricted cash		7,085,400		2,085,400
Accounts receivable, net		28,765,491		42,052,365
Accounts receivable, net – related parties		7,542,940		1,123,557
Other receivables		5,726,470		37,731
Inventories, net		15,244,516		27,748,334
Prepaid expenses and other current assets		1,203,326		2,426,852
Total current assets		104,999,089		88,848,777

Property, plant and equipment		59,016,729		62,893,957

Other noncurrent assets:
Right-of-use assets – Operating Lease		16,189,712		19,187,449
Right-of-use assets – Financing Lease		473,090		701,390
Security deposits		711,137		441,218
Deferred offering costs		603,200
Total other noncurrent assets		17,977,139		20,330,057
Total assets	US$	181,992,957	US$	172,072,791

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	US$	13,877,091	US$	18,629,251
Accounts payable due to related party		31,591,449		36,284,895
Short-term debt		9,000,000		9,000,000
Current portion of long-term debt		—		5,469,065
Current portion of lease liabilities – Operating Lease		3,122,980		2,932,940
Current portion of lease liabilities – Financing Lease		243,798		225,664
Income Tax Payable		3,623,556		—
Accrued expenses and other current liabilities		839,377		295,539
Total current liabilities		62,298,251		72,837,354

Noncurrent liabilities:
Long-term debt, net		—		—
Lease liabilities, net of current portion – Operating Lease		14,618,679		17,741,659
Lease liabilities, net of current portion – Financing Lease		283,258		527,055
Asset Retirement Obligation Liability		3,024,639		2,743,378
Deferred tax liabilities, net		2,432,616		4,416,849
Total noncurrent liabilities		20,359,192		25,428,941
Total liabilities		82,657,443		98,266,295

Commitments and contingencies
Stockholders’ equity:
Common stock, no par value; stated value of US$0.0001 per share; 17,000,000 shares authorized; 10,038,461 and 9,000,000 shares issued and outstanding as of June 30, 2026 and June 30, 2025, respectively*		1,004		900
Additional paid-in capital		17,599,496		8,999,100
Retained earnings		81,735,014		64,806,496
Total stockholders’ equity		99,335,514		73,806,496
Total liabilities and equity	US$	181,992,957	US$	172,072,791

____________

*        Common stock amount and additional paid-in capital have been presented on a retroactive basis to reflect the Company’s designation of a stated value of US$0.0001 per share for financial statement presentation purposes. This presentation had no impact on total stockholders’ equity, net income, or earnings per share.

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Statements of Income
Years Ended June 30, 2026 and 2025

	2026		2025
Net revenue	US$	323,854,938	US$	373,257,752
Cost of goods sold		289,393,647		343,059,881
Gross profit		34,461,291		30,197,871

Selling, general and administrative expense		15,420,036		16,665,771
Operating income		19,041,255		13,532,100

Other income (expense):
Interest income		989,208		714,291
Interest expense		(796,189)		(1,527,022)
Miscellaneous gain, net		1,824,041		1,383,574
		2,017,060		570,842
Income before income tax expense		21,058,315		14,102,942
Income tax expense		4,129,797		2,835,413
Net income		16,928,518		11,267,529

Weighted average shares outstanding		9,583,245		9,000,000
Net income per share	US$	1.77	US$	1.25

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Statements of Changes in Stockholders’ Equity
Years Ended June 30, 2026 and 2025

	Common Stock			Additional paid-in capital		Retained Earnings		Total Stockholders’ Equity
	Shares	Amount
Balance at July 1, 2024	9,000,000	US$	900	US$	8,999,100	US$	53,538,967	US$	62,538,967
Net income							11,267,529		11,267,529
Balance at June 30, 2025	9,000,000	US$	900	US$	8,999,100	US$	64,806,496	US$	73,806,496

Balance at July 1, 2025	9,000,000	US$	900	US$	8,999,100	US$	64,806,496	US$	73,806,496
Issuance of common stock, net of offering costs	1,038,461		104		8,600,396				8,600,500
Net income							16,928,518		16,928,518
Balance at June 30, 2026	10,038,461	US$	1,004	US$	17,599,496	US$	81,735,014	US$	99,335,514

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Statements of Cash Flows
Years Ended June 30, 2026 and 2025

	2026		2025
Operating activities:
Net income	US$	16,928,518	US$	11,267,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		8,453,868		7,402,180
Amortization of right-of-use assets		2,885,926		2,710,102
Accretion of asset retirement obligations		281,262		255,107

Changes in operating assets and liabilities:
Accounts receivable		6,867,491		(13,427,405)
Inventories		12,503,818		308,733
Other receivables		(5,688,739)		38,464
Other assets		—		1,662
Prepaid expenses and other current assets		350,407		(689,708)
Accounts payable		(4,837,443)		8,716,916
Accounts payable – related party		(4,693,446)		(7,520,138)
Accrued expenses and other current liabilities		543,838		6,786
Income taxes payable		3,623,556		(430,000)
ROU liabilities		(2,882,472)		(2,574,804)
Deferred tax liabilities		(1,984,233)		416,006
Net cash provided by operating activities		32,352,351		6,481,430

Investing activities:
Purchases of property, plant and equipment		(4,151,246)		(7,704,922)
Net cash (used in) investing activities		(4,151,246)		(7,704,922)

Financing activities
Repayments of equipment financing		(5,469,065)		(8,254,827)
Payments of lease liabilities		(276,132)		(276,000)
Proceeds from issuance of common stock, net of offering costs		8,600,500
Net cash provided by (used in) financing activities		2,855,303		(8,530,827)
Net change in cash and cash equivalents		31,056,408		(9,754,319)
Cash and cash equivalents, and restricted cash, beginning of year		15,459,938		25,214,257
Cash and cash equivalents, and restricted cash, end of year	US$	46,516,346	US$	15,459,938

Supplemental disclosures of cash flow information:
Cash paid for interest	US$	1,563,679	US$	1,831,057
Cash paid for income taxes	US$	2,101,000	US$	2,730,000

Supplemental disclosures of non-cash activities:
ROU assets obtained in exchange for financing lease liability		—		—

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Simwon America Corp. (“SAC” or the “Company”) is a majority-owned subsidiary of Simwon Tech, Inc., which is wholly owned by Myoung Shin Industry Co., Ltd. As of June 30, 2026, Simwon Tech, Inc. owned approximately 89.65% of the Company’s outstanding common stock. The Company was established in 2016 and is headquartered in Lathrop, California.

The Company is a specialized manufacturer of precision automotive structural components and operates as a Tier 1 supplier to electric vehicle original equipment manufacturers. The Company produces advanced body-in-white structural components, including high-strength door rings, B-pillars, and side structures, used in vehicle safety and structural integrity applications.

Substantially all of the Company’s revenue is derived from sales to Tesla, Inc., a leading U.S.-based electric vehicle manufacturer. The Company’s manufacturing operation is located in Lathrop, California, where it operates integrated hot stamping, laser processing, and assembly production lines supporting customer production programs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The Company’s fiscal year ends on June 30.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for expected credit losses, inventory valuation (including net realizable value assessments), useful lives and asset retirement obligations of property and equipment, lease discount rates, and valuation allowances for deferred tax assets.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The Company applies the following five-step model to determine the timing and amount of revenue recognition:

1.      Identify the contract with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

The application of this five-step model to the Company’s arrangements with its customer is described below.

Step 1: Identify the Contract with a Customer

The Company has a continuous supply contract with Tesla, Inc., its primary customer from which substantially all revenue is derived, operating under a legally binding annual pricing framework. This agreement, which is negotiated twice per year in January and July by the Company in coordination with its parent company, Simwon Tech, Inc. and Tesla, Inc. clearly defines the product specifications, pricing structure, and order protocols.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The contract mandates a structured ordering process involving weekly Electronic Data Interchange (“EDI”) and daily Replenishment Orders (“RO”), all governed by the agreement’s standard terms and conditions. The Company assesses collectability at contract inception and determines that it is probable that substantially all consideration will be collected given Tesla’s creditworthiness and payment history.

Step 2: Identify the Performance Obligations in the Contract

The Company’s performance obligations consist of the manufacture and delivery of specified automotive structural components to Tesla, Inc. Each shipment of components under the Replenishment Orders (“RO”) and Electronic Data Interchange (“EDI”) ordering framework represents a separate performance obligation, as the components are distinct and provide independent benefit to the customer. The Company’s arrangements do not include additional promised services, such as installation or post-delivery support, and standard assurance-type warranties do not represent separate performance obligations.

Step 3: Determine the Transaction Price

The transaction price comprises a base price and variable consideration. The base price is established and reviewed semi-annually in agreement with Tesla. Variable consideration includes:

Chargebacks: Amounts deducted by Tesla for specific non-conformances (scrap, quality issues, packaging non-compliance), recorded as variable consideration at the time of revenue recognition based on historical experience, with adjustments in subsequent periods if necessary.

Variable consideration is recognized only to the extent that it is probable that its inclusion will not result in a significant revenue reversal. No retroactive price adjustments were recognized during the fiscal years ended June 30, 2026 and 2025.

Step 4: Allocate the Transaction Price to the Performance Obligations in the Contract

The entirety of the consideration — including the base price and any variable elements such as chargebacks — is allocated to each distinct performance obligation, which corresponds to individual shipments of automotive components delivered to the customer under the EDI and Replenishment Order framework. This allocation is appropriate as all elements of the consideration are intrinsically linked to the fulfilment of this primary obligation, with no separate standalone value.

Step 5: Recognize Revenue as the Performance Obligations Are Satisfied

Revenue is recognized at a point in time when control of the goods transfers to the customer. Based on the contractual Delivered-at-Place (DAP) terms to the Tesla plant, control is established upon delivery to and receipt at Tesla’s facility. This transfer is evidenced by the timestamp of truck arrival, Bill of Lading, and Advanced Shipping Notice (ASN).

Principal vs. Agent.    The Company is the principal in its arrangement with Tesla and recognizes revenue on a gross basis. This conclusion is supported by the Company’s control over finished goods prior to transfer, primary responsibility for manufacturing and fulfilment, and significant inventory risk.

An exception exists for certain pass-through transactions, such as steel coil purchases coordinated by the parent company where the Company assumes no inventory risk or margin; for these specific transactions, the Company acts as an agent and records revenue on a net basis as the Company does not control the specified goods before transfer to the customer in these transactions.

Disaggregation of Revenue.    The Company disaggregates revenue from contracts with customers based on the nature of products and services transferred to customers, as management believes this presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is primarily derived from (i) manufactured automotive components produced by the Company, (ii) CKD-based merchandise components sourced from its parent company, Simwon Tech, Inc., which undergo inspection, handling, and repackaging prior to delivery to customers, and (iii) prototype, engineering, and other support revenue consisting primarily of trial parts, design-change support services, vehicle development support activities, and occasional sales of raw materials provided to customers prior to the start of mass production.

The following table presents disaggregated revenue for the fiscal years ended June 30, 2026 and 2025:

(in thousands)	2026		2025
By Product Category:
Manufactured components	US$	277,809	US$	321,866
Merchandise sales		43,732		49,123
Prototype and engineering support revenue		2,314		2,269
Total revenue	US$	323,855	US$	373,258

Cost of Revenue

Cost of revenue consists primarily of costs incurred to manufacture and deliver products to customers. These costs include raw materials, direct labor, manufacturing overhead, inbound freight and logistics costs, utilities, quality control costs, and depreciation of production-related property, plant and equipment.

Manufacturing overhead includes indirect labor, production support personnel, facility-related costs associated with manufacturing operations, and occupancy costs, including lease-related expenses for production facilities. Cost of revenue is recognized in the same period as the related revenue is recognized.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist of costs not directly attributable to production activities. These expenses include payroll and employee benefits for administrative, sales, and management personnel; professional fees for legal, audit, consulting, and other advisory services; facility-related expenses associated with administrative operations; trademark royalty expenses; information technology expenses; and other corporate overhead costs. Freight and logistics costs associated with delivery of finished goods to customers are included in SG&A expenses. SG&A expenses are expensed as incurred and presented as a separate line item in the statements of income.

Earnings Per Share

The Company applies ASC Topic 260, Earnings Per Share, which requires the presentation of basic and diluted earnings per share (EPS) for entities with publicly traded common stock or potential common stock.

Basic EPS. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding is calculated by taking the number of shares outstanding at each change date multiplied by the portion of the year they were outstanding.

Diluted EPS. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding adjusted for the dilutive effect of potential common shares. Potential common shares include stock options, warrants, convertible debt, and other contracts that could result in the issuance of common stock.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Antidilutive Securities. Securities that would have an antidilutive effect on earnings per share (i.e., they would increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2026 and 2025, the Company had no potentially dilutive securities, such as stock options, warrants, convertible debt, or other contracts that could result in the issuance of common stock. Therefore, basic and diluted EPS are the same for all periods presented.

Deferred Offering Costs

Costs directly attributable to a planned equity offering are deferred and recorded as an asset until the offering is completed. Upon completion of the offering, such costs are accounted for as a reduction of the proceeds from the offering. If the offering is abandoned, the deferred offering costs are expensed.

Restricted Cash

The Company maintains restricted cash balances that are not available for general operating purposes. As of June 30, 2026 and 2025, restricted cash was US$7,085,400 and US$2,085,400, respectively.

As of June 30, 2025, US$2,085,400 was maintained in connection with a standby letter of credit issued as security under the operating lease agreement for Plant 2. During fiscal year 2026, the Company established an additional US$5,000,000 standby letter of credit as collateral in connection with increased importer bond requirements resulting from increased tariff-related import activity and related bond requirements.

The following table summarizes the Company’s restricted cash as of June 30, 2026 and 2025:

(in thousands)	June 30, 2026		June 30, 2025
Restricted cash related to standby letter of credit for Plant 2 operating lease	US$	2,085	US$	2,085
Restricted cash related to standby letter of credit for importer bond requirements		5,000		—
Total restricted cash	US$	7,085	US$	2,085

Cash and Cash Equivalents

The Company maintains cash balances in operating bank accounts and interest-bearing money market deposit accounts that are available on demand. These balances are considered cash and cash equivalents as they are highly liquid and readily available for use in operations.

The Company maintains cash balances with major financial institutions in the United States. From time to time, such balances may exceed federally insured limits; however, the Company has not experienced any losses in these accounts and management believes the associated credit risk is not significant.

Accounts Receivable and Expected Credit Losses

Accounts receivable are stated at net realizable value. The Company maintains an allowance for expected credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses.

The allowance for expected credit losses is estimated using a combination of historical loss experience, current conditions, and reasonable and supportable forecasts. In evaluating collectability, the Company considers customer-specific credit risk, aging of receivables, historical payment experience, and macroeconomic conditions that may affect customers’ ability to pay.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s accounts receivable is highly concentrated with a limited number of customers, primarily Tesla, Inc., which has a strong payment history with the Company and is considered to have low credit risk. Based on this assessment and the Company’s historical experience of no credit losses, no allowance for expected credit losses was recorded as of June 30, 2026 and 2025.

Accounts receivable are written off when management determines amounts are no longer collectible. Recoveries of receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or net realizable value in accordance with ASC Topic 330, Inventory. Cost is determined using the moving average cost method, which approximates actual cost under a FIFO cost flow assumption. Cost includes direct materials, direct labor, and an allocated portion of manufacturing overhead.

Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion and disposal.

The Company manufactures products primarily based on customer production schedules and release forecasts. Inventory levels are therefore closely aligned with customer demand. The Company evaluates inventory for excess quantities, obsolescence, and declines in net realizable value on a regular basis. When indicators of obsolescence exist, including customer program cancellations or engineering changes that affect part usability, inventory is evaluated for recoverability through continued use, return to suppliers, or alternative disposition. Inventory write-downs are recorded when the carrying value exceeds estimated net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation in accordance with ASC Topic 360, Property, Plant, and Equipment. The Company capitalizes assets with an individual cost of US$5,000 or more and a useful life exceeding one year. Cost includes the purchase price and all directly attributable costs necessary to bring the asset to its intended use, including freight, import duties, installation, and testing costs.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, commencing when the asset is placed in service. Estimated useful lives are as follows:

Asset Category	Useful Life
Commercial/Industrial Building	30 years
Residential Buildings	27.5 years
Building Improvements/Building Systems	15 years (or lease term, whichever is shorter)
Leasehold Improvements	15 years (or lease term, whichever is shorter)
Machinery and Equipment:
– Press Machines	25 years
– Robots & Welding Machines	10 years
– Furnaces/Heating Equipment	10 years
– Laser Equipment	10 years
– Jigs (general-purpose)	10 years
– Jigs (dedicated)	5 years
Tools & Instruments	5 years
Molds	5 years
Furniture & Fixtures	5 years
Vehicles	5 years
IT Facilities & Equipment	5 years
Office Equipment	5 years

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Construction-in-progress (CIP) includes assets not yet ready for use and is transferred to fixed assets when installation is completed, functionality testing is passed, and a completion report is approved by management. Depreciation begins when the asset is ready to be placed in service.

Impairment.    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If indicators of impairment exist, the Company compares the carrying amount to the sum of undiscounted future cash flows expected from the use and eventual disposition of the asset group. If the carrying amount exceeds undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value. No impairment charge was recognized for the years ended June 30, 2026 and 2025, respectively.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases. At the commencement date, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability for all leases with a term greater than 12 months. The lease liability is measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rate (IBR). ROU assets are measured at the lease liability amount, adjusted for any prepaid lease payments, initial direct costs, and lease incentives.

•        Lease Classification.    Leases are classified as either operating leases or finance leases at the commencement date based on the criteria in ASC 842-10-25-2. The Company’s lease portfolio includes both operating leases and finance leases.

•        Operating Leases.    A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the Company as an operating lease. Operating leases are included in the line items right-of-use (ROU) assets, current lease liabilities, and non-current lease liabilities in the consolidated balance sheet.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of revenue or operating expenses depending on the nature of the underlying leased asset. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

•        Finance Leases.    Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. For finance leases, the Company recognizes amortization of the ROU asset on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset, and interest expense on the lease liability using the effective interest method. Amortization of the ROU asset is included in depreciation and amortization expense, and interest expense is included in interest expense in the Statement of Income.

•        Lease Term.    The lease term includes the non-cancellable period plus periods covered by extension options if the Company is reasonably certain to exercise those options.

•        Discount Rate.    For leases where the implicit rate is not readily determinable, the Company applied incremental borrowing rates ranging from approximately 4.8% to 9.5% depending on lease commencement date and lease term characteristics.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company applied incremental borrowing rates based on the lease commencement date and lease term characteristics, as summarized below:

Lease	Commencement Date	IBR
400 D’Arcy Parkway, Lathrop, CA	February 23, 2017	5.63%
18231 Murphy Parkway, Lathrop, CA	January 1, 2020	5.20%
18231 Murphy Parkway, Lathrop, CA (additional space)	August 03, 2021	4.82%
619 Tesla Drive, Lathrop, CA	July 1, 2022	9.52%

•        Practical Expedients.    The Company elected the package of practical expedients under ASC 842-10-65-1(f) to not reassess (i) whether expired or existing contracts contain leases, (ii) lease classification for existing leases, or (iii) initial direct costs. For all asset classes, the Company accounts for lease and related non-lease components as a single lease component.

•        Asset Retirement Obligations (Provision for Reinstatement Costs)

The Company evaluates its lease agreements to determine whether any contractual obligations exist for the restoration or removal of leasehold improvements, equipment, or other assets at the end of the lease term. An asset retirement obligation (ARO) is recognized when the Company has a legal or contractual obligation to dismantle or remove an asset or restore the property to its original condition, and a reasonable estimate of the fair value of the obligation can be made.

Under certain of its lease agreements, the Company has an obligation to restore the leased premises to their original condition at the end of the lease term. The fair value of these asset retirement obligations was measured with the assistance of a third-party appraisal firm. The ARO liability is recorded at fair value, with a corresponding increase to the carrying amount of the related ROU asset, which is depreciated over the remaining lease term. The liability is accreted to its settlement value over time through accretion expense, which is included in operating expenses.

The roll-forward of the Company’s asset retirement obligation liability for the fiscal years ended June 30, 2026 and 2025 is disclosed in Note 4 — PP&E to the financial statements.

Income Taxes

The Company accounts for income taxes on the basis of the tax laws enacted at the balance sheet date in accordance with ASC Topic 740, Income Taxes. The income tax accounting guidance results in two components of income tax expense: current and deferred.

•        Current Income Taxes.    Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.

•        Deferred Income Taxes.    The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Uncertain Tax Positions.    Tax positions are recognized if it is more-likely-than-not, based on technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%. The terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

As of June 30, 2026 and 2025, the Company had no material uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any, as part of income tax expense. No such interest or penalties were recognized during the fiscal years ended June 30, 2026 and 2025.

Fair Value Measurements and Additional Accounting Policies

Fair Value Measurements

The Company applies ASC Topic 820, Fair Value Measurement, for assets and liabilities measured at fair value on a recurring and non-recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes inputs to valuation techniques into three levels:

•        Level 1:    Quoted prices in active markets for identical assets or liabilities.

•        Level 2:    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets.

•        Level 3:    Unobservable inputs that reflect the Company’s own assumptions.

The carrying amounts of cash, accounts receivable, inventories, prepaid expenses, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amount of intercompany borrowings approximates fair value as interest rates approximate market rates.

Related Party Transactions

The Company applies ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related to the Company if they, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its separate interests.

The Company enters into transactions with related parties in the ordinary course of business, including purchases of raw materials from its parent company and affiliates, intercompany borrowings, and capital contributions. All related party transactions are recorded at the exchange amount, which is the amount agreed upon between the parties. Related party balances and transactions are disclosed in Note 6 to the financial statements.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer.

The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, fund raising, allocating resources, and evaluating financial performance. The Company operates as a single operating segment, manufacturing and selling precision automotive structural components to customers in the automotive industry. All of the Company’s operations are located in the United States, and substantially all of its revenue is derived from a single customer. Accordingly, no separate segment information is presented.

Miscellaneous Gain (Loss)

The Company records miscellaneous gains and losses that are not directly attributable to the Company’s core operating activities. These items are presented separately in the Statement of Income as “Other income (expense), net” and may include, but are not limited to:

•        Gains or losses from the sale or disposal of property, plant and equipment

•        Foreign currency transaction gains and losses

•        Insurance recoveries

•        Non-operating settlement proceeds or payments

•        Other non-recurring or infrequent transactions

Miscellaneous gains and losses are recognized when realized or realizable and are measured at fair value. For the fiscal years ended June 30, 2026 and 2025, miscellaneous gain (loss), net was US$1,824,041 and US$1,383,574, respectively.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or not expected to have a material impact on the Company’s financial statements.

•        Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance in this update is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted this pronouncement for the fiscal year beginning July 1, 2024, which did not result in a material impact on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets by requiring an allowance to be recorded as an offset to the amortized cost of such assets. The standard primarily impacts the measurement of expected credit losses on financial assets measured at amortized cost, including trade receivables. The Company adopted this standard, which did not result in a material impact on its financial statements.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid, and is effective for fiscal years beginning after December 15, 2024. The Company adopted this guidance during the fiscal year ended June 30, 2026. The adoption did not have a material impact on the Company’s financial position or results of operations but resulted in enhanced income tax disclosures.

•        Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires public companies to disaggregate key expense categories such as inventory purchases, employee compensation, and depreciation in their financial statements. Further, in January 2025, the FASB issued ASU 2025-01, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, which clarifies the effective date of ASU 2024-03. The guidance is effective for all public entities with fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact that adoption of this provision may have on its financial statements.

Commitments and Contingencies

The Company accounts for commitments and contingencies in accordance with ASC Topic 450, Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount can be reasonably estimated. If a loss contingency is reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, the nature of the contingency is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company discloses significant commitments and contingencies in the notes to the financial statements, including:

Purchase Commitments

The Company purchases raw materials in the ordinary course of business. As of June 30, 2026 and 2025, the Company did not have any material non-cancellable purchase commitments.

Litigation and Regulatory Matters

The Company is involved in certain legal and regulatory matters arising in the ordinary course of business. As of June 30, 2026, the Company had accrued approximately US$0.6 million related to a wage and hour class action matter for which the parties had entered into a settlement agreement, subject to court approval. See Note 11 for further information.

Indemnifications

In the ordinary course of business, the Company may enter into agreements that include indemnification provisions. These indemnifications may relate to matters such as breaches of representation and warranties, intellectual property claims, and other contractual arrangements. As of June 30, 2026 and 2025, the Company had not incurred any material liabilities related to such indemnification provisions.

Except for the litigation matter described above, the Company had no other material commitments or contingencies requiring accrual as of June 30, 2026 and 2025.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 3 — INVENTORY

Inventory consists of the following:

(in thousands)	June 30, 2026		June 30, 2025
CKD/Raw Materials	US$	12,897	US$	26,376
Finished goods		3,117		2,153
Less: Allowance for Obsolete Inventory		(769)		(781)
Total inventory	US$	15,245	US$	27,748

The Company recorded inventory write-downs to net realizable value of approximately US$321,664 and US$0 for the fiscal years ended June 30, 2026 and 2025, respectively. Such write-downs are included in cost of goods sold.

The following table presents the roll-forward of the allowance for obsolete inventory for the fiscal year ended June 30, 2026:

(in thousands)	2026
Balance, beginning of year	US$	781
Allowance utilized for obsolete inventory consumed or otherwise removed		(333)
Additional allowance recognized for discontinued inventory		322
Balance, end of year	US$	770

During fiscal year 2026, approximately US$332,876 of previously reserved obsolete inventory was consumed or otherwise removed from inventory. The Company also recognized an additional allowance of approximately US$321,664 primarily related to discontinued MS/MX inventory. The additional allowance was included in cost of goods sold.

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(in thousands)	June 30, 2026		June 30, 2025
Land	US$	367	US$	290
Buildings		1,149		833
Leasehold improvements		23,100		23,100
Machinery		56,468		55,642
ARO-related leasehold improvements		345		344
Furniture, fixtures and equipment		3,335		3,041
IT facilities and equipment		1,165		769
Construction in progress		6,615		4,374
Office equipment		10		10
Vehicles		182		182
Total gross property, plant and equipment	US$	92,736	US$	88,585
Less: accumulated depreciation		(33,719)		(25,691)
Total property, plant and equipment, net	US$	59,017	US$	62,894

____________

Note: Finance lease ROU assets represent assets acquired under finance lease arrangements. ARO assets represent the capitalized asset retirement obligations recognized in connection with certain lease agreements, which increase the carrying amount of the related leasehold improvements or ROU assets.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT (cont.)

Depreciation expense for the fiscal years ended June 30, 2026 and 2025 was US$8,453,868 and US$7,402,180, respectively.

Construction-in-progress included in the balances above was US$6,615,132 and US$4,373,657 as of June 30, 2026 and 2025, respectively.

Note: Asset Retirement Obligations

The Company accounts for asset retirement obligations (AROs) in accordance with ASC Topic 410, Asset Retirement and Environmental Obligations. An asset retirement obligation is recognized when the Company has a legal or contractual obligation to dismantle or remove an asset or restore property to its original condition, and a reasonable estimate of the fair value of the obligation can be made.

As of June 30, 2026 and 2025, the Company recognized asset retirement obligations primarily related to lease restoration requirements associated with manufacturing facilities.

Certain lease agreements require the Company, upon the landlord’s request, to restore the leased premises to their original condition at the end of the lease term, including the removal of installed equipment, leasehold improvements, and related infrastructure. These obligations were evaluated in accordance with ASC 410 and recorded based on management’s estimate of the expected restoration costs.

The following table presents the rollforward of the Company’s asset retirement obligation liability for the fiscal years ended June 30, 2026 and 2025:

(in thousands)	2026		2025
Balance, beginning of year	US$	2,743	US$	2,488
Liabilities incurred during the year	US$	0	US$	0
Liabilities settled during the year	US$	(0)	US$	(0)
Accretion expense	US$	282	US$	255
Revisions in estimated cash flows	US$	0	US$	0
Balance, end of year	US$	3,025	US$	2,743

NOTE 5 — LEASES

Operating Lease

The Company has operating leases for real estate and equipment. The Company’s material operating leases are as follows:

Address	Use	Commencement Date	Term End Date
400 D’Arcy Parkway, Lathrop, CA	Office, Distribution, Manufacturing	February 23, 2017	May 22, 2027
18231 Murphy Parkway, Lathrop, CA	Office, Manufacturing	January 1, 2020	July 31, 2036
18231 Murphy Parkway, Lathrop, CA (additional space)	Office, Manufacturing	August 03, 2021	July 31, 2036
619 Tesla Drive, Lathrop, CA	Warehouse	July 1, 2022	July 31, 2027

Finance Leases

The Company has finance leases primarily for forklifts used in its manufacturing operations. The carrying amounts of finance lease ROU assets as of June 30, 2026 and 2025 are US$473,090 and US$701,390 respectively.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 5 — LEASES (cont.)

Components of lease cost for the fiscal years ended June 30, 2026 and 2025 were as follows:

(in thousands)	2026		2025
Operating lease cost:
Operating lease cost (fixed payments)	US$	3,933	US$	3,933
Variable lease cost (CAM, utilities, taxes, usage)		1,029	US$	901
Total operating lease cost	US$	4,962	US$	4,834

Finance lease cost:
Amortization of ROU assets	US$	228	US$	228
Interest on lease liabilities	US$	51	US$	67
Total finance lease cost	US$	279	US$	295
Total lease cost	US$	5,241	US$	5,129

Supplemental balance sheet information related to operating and finance leases as of June 30, 2026 and 2025 was as follows:

(in thousands)	June 30, 2026		June 30, 2025
Operating Leases:
Right-of-use assets, net	US$	16,190	US$	19,187
Current lease liabilities	US$	3,123	US$	2,933
Non-current lease liabilities	US$	14,619	US$	17,742
Total operating lease liabilities	US$	17,742	US$	20,675

Finance Leases:
Right-of-use assets, net	US$	473	US$	701
Current lease liabilities	US$	244	US$	226
Non-current lease liabilities	US$	283	US$	527
Total finance lease liabilities	US$	527	US$	753

Weighted Average Remaining Lease Term and Discount Rate

The following table presents the weighted average remaining lease term and the weighted average discount rate for operating and finance leases as of June 30, 2026 and 2025:

(As restated)	June 30, 2026	June 30, 2025
Weighted average remaining lease term (in years):
Operating leases	8.94 years	9.20 years
Finance leases	2.11 years	3.11 years
Weighted average discount rate:
Operating leases	5.32%	5.48%
Finance leases	7.75%	7.75%

Supplemental cash flow information related to operating and finance leases for the fiscal years ended June 30, 2026 and 2025 was as follows:

(in thousands)	2026		2025
Operating Leases:
Cash paid for amounts included in operating lease liabilities	US$	3,980	US$	3,867
Finance Leases:
Cash paid for amounts included in finance lease liabilities	US$	276	US$	276

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 5 — LEASES (cont.)

Maturities of lease liabilities as of June 30, 2026 were as follows:

Fiscal Year	Operating Leases (‘000)		Finance Leases (‘000)		Total (‘000)
2027	US$	3,972	US$	276	US$	4,248
2028		1,864		276		2,140
2029		1,841		20		1,861
2030		1,896				1,896
2031		1,953		—		1,953
Thereafter		10,869		—		10,869
Total undiscounted lease payments		22,395		572		22,967
Less: imputed interest		(4,653)		(45)		(4,698)
Total lease liabilities	US$	17,742	US$	527	US$	18,269

NOTE 6 — RELATED PARTY TRANSACTIONS

Identification of Related Parties

The Company is a majority-owned subsidiary of Simwon Tech, Inc. As of June 30, 2026, Simwon Tech, Inc. owned approximately 89.65% of the Company’s outstanding common stock. The Company engages in various transactions with its parent company and other affiliates in the ordinary course of business.

The following related parties had transactions with Simwon America Corp. during the fiscal years ended June 30, 2026 and 2025:

Related Party	Relationship	Nature of Transactions
Simwon Tech Inc.	Immediate parent company	Raw material purchases, royalty payments, capital contribution, supply chain coordination
Simwon North America	Affiliate (sister company under common control)	Raw material purchases
MS Autotech Co., Ltd.	Ultimate parent company	Royalty (trademark) payments
MST Co., Ltd.	Related party due to common ownership structure	Maintenance and repair services for production equipment

Royalties

The Company had a technical royalty agreement with its parent company, Simwon Tech, Inc. Under the technical royalty agreement, the Company paid royalties for the use of manufacturing know-how, technical assistance, engineering support, and operational support provided by Simwon Tech, Inc. The arrangement was originally effective for a five-year term from January 1, 2021 through December 31, 2025. The royalties were calculated as a percentage of net sales and were included in cost of goods sold.

The Company also had a trademark license agreement with MS Autotech Co., Ltd. Under the trademark license agreement, MS Autotech Co., Ltd. granted the Company a non-exclusive, non-transferable license to use certain trademarks in connection with the Company’s business operations, including the use of the company name and related branding in commercial activities. The royalties payable under this agreement were calculated as a percentage of net sales and were included in selling, general and administrative expenses.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

The technical royalty agreement with Simwon Tech, Inc. and the trademark license agreement with MS Autotech Co., Ltd. were not renewed after December 31, 2025. Accordingly, royalty expense for the fiscal year ended June 30, 2026 reflects amounts incurred through December 31, 2025.

The following table summarizes royalty expenses for the years ended June 30, 2026 and 2025:

Royalties Paid to Related Parties

(in thousands)	2026		2025
Royalty expense – Simwon Tech	US$	3,456	US$	7,435
Contractual royalty rate		2.00%		2.00%
Trademark expense – MS Autotech	US$	433	US$	844
Contractual trademark royalty rate		0.25%		0.25%

Because the royalty agreements were not renewed after December 31, 2025, royalty expense for the fiscal year ended June 30, 2026 represented approximately 1.07% of annual net sales for the technical royalty and 0.13% for the trademark royalty.

Purchases from Affiliates

The Company purchases raw materials, and other components, from affiliates in South Korea. Purchases from related parties for the fiscal years ended June 30, 2026 and 2025 were as follows:

(in thousands)	2026		2025
Simwon Tech Inc.	US$	139,765	US$	170,131
Simwon North America		9,815		34,273
MS Autotech, Korea		433		843
MST Co., Ltd.		29		7
Total related party purchases	US$	150,042	US$	205,254

Accounts payable to related parties as of June 30, 2026 and 2025 were US$31,591,449 and US$36,284,895, respectively.

Accounts Payable to Related Parties

(in thousands)	June 30, 2026		June 30, 2025
Simwon Tech Inc.	US$	30,394	US$	33,772
Simwon North America		1,190		2,276
MS Autotech, Korea		0		237
MST Co., Ltd.		7		0
Total accounts payable to related parties	US$	31,591	US$	36,285

NOTE 7 — STOCKHOLDERS’ EQUITY

Stockholders’ Equity

The Company was initially capitalized through the issuance of 9,000,000 shares of common stock to its parent company for US$9,000,000 cash capital contribution in 2017. As of June 30, 2025, the Company had 9,000,000 shares issued and outstanding.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

During the fiscal year ended June 30, 2026, the Company issued an additional 1,038,461 shares of common stock for aggregate gross proceeds of US$9,000,000 in connection with a pre-IPO capital raise, as further described below. As of June 30, 2026, the Company had 10,038,461 shares issued and outstanding. Offering costs of US$399,500 directly attributable to the pre-IPO equity issuance were recorded as a reduction of additional paid-in capital.

Accounting Stated Value

The Company’s common stock has no par value. On December 8, 2025, pursuant to the Board of Directors’ written consent, the Company designated a stated value of US$0.0001 per share for financial reporting purposes. Accordingly, the Company records the stated value of shares issued as common stock, with any excess proceeds recorded as additional paid-in capital. This presentation has been applied to all periods presented and represents a reclassification within stockholders’ equity, with no effect on total stockholders’ equity, net income, earnings per share, or cash flows.

Earnings Per Share

The Company applies ASC Topic 260, Earnings Per Share, which requires the presentation of basic and diluted earnings per share (EPS) for entities with publicly traded common stock or potential common stock. Basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

As of June 30, 2026 and 2025, the Company had no potentially dilutive securities, such as stock options, warrants, convertible debt, or other contracts that could result in the issuance of common stock. Therefore, basic and diluted EPS are the same for all periods presented.

The following table presents the calculation of basic and diluted earnings per share for the fiscal years ended June 30, 2026 and 2025:

(in thousands)	2026		2025
Numerator:
Net income (loss) attributable to common stockholders	US$	16,929	US$	11,268
Denominator:
Weighted-average common shares outstanding – basic		9,583		9,000
Effect of dilutive securities		—		—
Weighted-average common shares outstanding – diluted		9,583		9,000

Earnings per share:
Basic earnings per share	US$	1.77	US$	1.25
Diluted earnings per share	US$	1.77	US$	1.25

Common Stock Information

The following table summarizes common stock information as of June 30, 2026 and 2025:

(in thousands)	June 30, 2026		June 30, 2025
Common stock, no par value, stated value US$0.0001 per share	US$	1	US$	1
Additional paid-in capital		17,599		8,999
Shares authorized		17,000		17,000
Shares issued		10,038		9,000
Shares outstanding		10,038		9,000

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 8 — INCOME TAXES

The components of income tax expense (benefit) for the fiscal years ended June 30, 2026 and 2025 are as follows:

(in thousands)	2026		2025
Current:
Federal	US$	5,960	US$	1,808
State		590		1
Total current		6,550		1,809
Deferred:
Federal		(1,431)		1,332
State		(989)		(306)
Total deferred		(2,420)		1,026
Total income tax expense	US$	4,130	US$	2,835

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2026		2025
Statutory federal income tax rate	21.0%	4,422,246	21.0%	2,961,618
State income taxes, net of federal benefit	(1.7)%	(352,905)	(4.2)%	(594,031)
Permanent differences	1.0%	219,400	0.1%	10,288
Prior-year adjustments	(0.9)%	(206,010)	0.1%	9,917
State tax benefit from related-party NOL (unitary filing impact)	0.2%	47,066	3.2%	447,621
Effective tax rate	19.6%	4,129,797	20.1%	2,835,413

The state and local income tax category primarily relates to income taxes attributable to California.

Income taxes paid during the fiscal years ended June 30, 2026 and 2025 were as follows:

(in thousands)	2026	2025
Federal Income taxes paid	2,101	2,580
California Income taxes paid		151
Total income taxes paid	2,101	2,731

Significant components of deferred tax assets and liabilities as of June 30, 2026 and 2025 are as follows:

(in thousands)	June 30, 2026		June 30, 2025
Deferred tax assets:
Inventory reserve	US$	206	US$	0
263A UNICAP		1
Accrued expenses		515		(88)
Lease liabilities		1,185		1,720
Net operating loss carry forwards		1,207		602
Total deferred tax assets		3,114		2,234
Less: valuation allowance		0		0
Deferred tax assets, net	US$	3,114	US$	2,234
Deferred tax liabilities:
Property, plant and equipment	US$	5,547	US$	6,651
Total deferred tax liabilities		5,547		6,651
Net deferred tax asset (liability)	US$	(2,433)	US$	(4,417)

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 9 — CONCENTRATION OF RISK

Customer Concentration

The Company sells substantially all of its products to Tesla, Inc. Revenue from Tesla, Inc. represented substantially all of the Company’s revenue for the fiscal years ended June 30, 2026 and 2025. Revenue from Tesla, Inc. represented approximately 99.02% and 99.49% of the Company’s total revenue for the fiscal years ended June 30, 2026 and 2025, respectively. Accounts receivable from Tesla, Inc. represented 79.22% and 97.0% of total accounts receivable as of June 30, 2026 and 2025, respectively.

The decrease in the percentage as of June 30, 2026 was primarily attributable to an increase in receivables from related parties and did not reflect a significant change in the Company’s customer concentration. The Company’s operations therefore remain dependent on the continuation of its relationship with this customer.

Supplier Concentration

A significant portion of the Company’s raw materials are purchased from affiliates in South Korea, including the Company’s parent company and related entities. Purchases from related parties represented approximately 61.6% and 55% of total purchases for the fiscal years ended June 30, 2026 and 2025, respectively. These transactions are conducted in the ordinary course of business.

Foreign Currency Risk

Substantially all of the Company’s revenues and purchases, including transactions with related parties, are denominated in U.S. dollars. As a result, the Company does not have significant exposure to foreign currency exchange rate risk and does not engage in hedging activities.

Tariff Exposure

During the fiscal year ended June 30, 2026, the Company incurred customs duties on certain imported materials. A portion of these duties is recoverable through the Post Summary Correction (“PSC”) process with U.S. Customs and Border Protection under customer’s importer-of-record and related tariff relief arrangements. As of June 30, 2026, the Company recognized approximately US$4.1 million of tariff-related receivables, with the corresponding amount recorded as a reduction of cost of goods sold.

NOTE 10 — DEBT

Equipment Financing Loans

The Company entered into three equipment financing arrangements with East West Bank to finance the acquisition of manufacturing equipment. These loans were secured by the underlying equipment and bore interest at approximately 3.40% per annum.

The first and second equipment financing loans matured in October 2024 and December 2024, respectively, and were fully repaid prior to June 30, 2025.

The remaining equipment financing loan matured on August 20, 2025 and was fully repaid during the fiscal year ended June 30, 2026. As of June 30, 2026, no equipment financing loans remained outstanding.

The following table presents the carrying amounts of equipment financing loans as of June 30, 2026 and 2025:

(in thousands)	June 30, 2026		June 30, 2025
Current portion	US$	—	US$	5,469
Non-current portion		—		—
Total equipment financing loans	US$	—	US$	5,469

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 10 — DEBT (cont.)

Export — Import Bank Loan

The Company maintains a short-term working capital borrowing arrangement with The Export — Import Bank of Korea with an available facility of US$9.0 million. As of June 30, 2026 and 2025, the outstanding balance under this facility was US$9.0 million.

The loan bears interest at a variable rate based on three-month SOFR plus an applicable margin determined annually by the lender and is contractually renewable on an annual basis. The Company has historically renewed this facility without repayment of principal.

Accordingly, the outstanding balance is classified as a current liability in the accompanying balance sheets.

Revolving Line of Credit — Bank of Hope

The Company maintains a revolving line of credit with Bank of Hope with a maximum borrowing capacity of US$15.0 million. The facility is intended to support working capital and inventory financing needs and is secured by substantially all assets of the Company. As of June 30, 2026 and 2025, there were no outstanding borrowings under this facility.

Subsequent to June 30, 2026, the revolving line of credit was renewed, with the new maturity date of September 14, 2027. The agreement includes customary financial covenants, including minimum net income, debt service coverage ratio, current ratio, and leverage ratio requirements. The Company was in compliance with all covenants as of June 30, 2026.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company’s lease commitments are disclosed in Note 5.

Legal Matters

The Company is currently involved in a wage and hour class action lawsuit, Cirilo Lopez et al. v. Primacy Careers LLC et al., relating to alleged meal period compliance matters associated with temporary warehouse employees provided by a staffing agency. The Company and the staffing agency are alleged to share responsibility as joint employers for compliance with certain wage and hour requirements.

In March 2026, the parties entered into a settlement agreement providing for a global settlement of approximately US$1.2 million, subject to court approval. The Company and the staffing agency agreed to share the settlement equally. Accordingly, as of June 30, 2026, the Company accrued approximately US$0.6 million for its estimated share of the settlement obligation. The court granted preliminary approval of the settlement on July 7, 2026, and final approval remains pending. Funding of the settlement is expected in early 2027, subject to final court approval.

NOTE 12 — EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees. Eligible employees may contribute a percentage of their compensation, subject to certain limitations. The Company may make discretionary matching contributions as determined by management. For the fiscal years ended June 30, 2026 and 2025, the Company made matching contributions of approximately US$123,113 and US$112,084, respectively, which are included in selling, general and administrative expenses.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2026 and 2025

NOTE 12 — EMPLOYEE BENEFIT PLANS (cont.)

Other Employee Benefit Plans

The Company also provides certain employee benefits, including health insurance, paid time off, and other customary benefits. The costs associated with these benefits are included in selling, general and administrative expenses.

Selling, General and Administrative Expense

The following table presents the components of selling, general and administrative (SG&A) expenses for the fiscal years ended June 30, 2026 and 2025:

(in thousands)	2026		2025
Payroll and employee benefits, including staffing costs	US$	4,674	US$	5,472
Professional fees (legal, audit, consulting)		1,248		203
Facility expenses (utilities, maintenance, supplies)		7,420		9,159
Depreciation and amortization		37		30
Travel and entertainment		93		102
Other SG&A expenses		1,948		1,700
Total selling, general and administrative expenses	US$	15,420	US$	16,666

NOTE 13 — OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following for the fiscal years ended June 30, 2026 and 2025:

(in thousands)	2026		2025
Miscellaneous gain (loss)	US$	1,824	US$	1,384
Interest Earned		989		714
Interest expense		(796)		(1,527)
Total other income (expense), net	US$	2,017	US$	571

Miscellaneous Gain (Loss). Miscellaneous gain (loss) includes gains or losses from the sale or disposal of property, plant and equipment, insurance recoveries, non-operating settlement proceeds or payments, gains or losses from the sale of scrap materials, and other non-recurring or infrequent transactions. These items are recognized when realized or when the underlying events occur, in accordance with applicable accounting guidance.

NOTE 14 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2026, to assess the need for potential recognition or disclosure. Such events were evaluated through September 18, 2026, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Simwon America Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Simwon America Corp (the “Company”) as of June 30 2025 and 2024, and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP

We have served as the Company’s auditor since 2025.

Diamond Bar, California

March 31, 2026, except for Note 5, and Note 6, as to which the date is June 10, 2026; and note 2.2, as to which the date is June 24, 2026.

SIMWON AMERICA CORP.
Balance Sheets
June 30, 2025 and 2024

	June 30, 2025		June 30, 2024
Assets
Current assets:
Cash and cash equivalents	US$	13,374,538	US$	23,128,857
Restricted cash		2,085,400		2,085,400
Accounts receivable, net		42,052,365		29,650,669
Accounts receivable, net – related parties		1,123,557		97,848
Other receivables		37,731		76,195
Inventories, net		27,748,334		28,057,067
Prepaid expenses and other current assets		2,426,852		1,737,143
Total current assets		88,848,777		84,833,179

Property, plant and equipment		62,893,957		62,186,232

Other noncurrent assets:
Right-of-use assets – Operating Lease		19,187,449		22,007,338
Right-of-use assets – Financing Lease		701,390		929,689
Security deposits		441,218		442,881
Total other noncurrent assets		20,330,057		23,379,908
Total assets	US$	172,072,791	US$	170,399,319

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	US$	18,629,251	US$	9,845,437
Accounts payable due to related party		36,284,895		43,805,033
Short-term debt		9,000,000		9,000,000
Current portion of long-term debt		5,469,065		8,257,921
Current portion of lease liabilities – Operating Lease		2,932,940		2,641,922
Current portion of lease liabilities – Financing Lease		225,664		208,882
Income Tax Payable		—		430,000
Accrued expenses and other current liabilities		295,539		288,753
Total current liabilities		72,837,354		74,477,948

Noncurrent liabilities:
Long-term debt, net		—		5,465,971
Lease liabilities, net of current portion – Operating Lease		17,741,659		20,674,600
Lease liabilities, net of current portion – Financing Lease		527,055		752,720
Asset Retirement Obligation Liability		2,743,378		2,488,270
Deferred tax liabilities, net		4,416,849		4,000,842
Total noncurrent liabilities		25,428,941		33,382,403
Total liabilities		98,266,295		107,860,351

Commitments and contingencies
Stockholders’ equity:
Common stock, no par value; stated value of US$0.0001 per share; 17,000,000 shares authorized; 9,000,000 shares issued and outstanding as of June 30, 2025 and June 30, 2024 respectively*	US$	900	US$	900
Additional paid-in capital		8,999,100		8,999,100
Retained earnings		64,806,496		53,538,967
Total stockholders’ equity		73,806,496		62,538,967
Total liabilities and equity	US$	172,072,791	US$	170,399,319

____________

*        Common stock amount and additional paid-in capital have been presented on a retroactive basis to reflect the Company’s designation of a stated value of US$0.0001 per share for financial statement presentation purposes. This presentation had no impact on total stockholders’ equity, net income, or earnings per share.

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Statements of Income
Years Ended June 30, 2025 and 2024

	2025		2024
Net revenue	US$	373,257,752	US$	413,132,675
Cost of goods sold		343,059,881		377,880,351
Gross profit		30,197,871		35,252,324

Selling, general and administrative expense		16,665,771		16,899,438
Operating income		13,532,100		18,352,886

Other income (expense):
Interest income		714,291		215,246
Interest expense		(1,527,022)		(1,797,807)
Miscellaneous gain, net		1,383,574		1,544,575
		570,842		(37,986)
Income before income tax expense		14,102,942		18,314,901
Income tax expense		2,835,413		4,606,739
Net income		11,267,529		13,708,162

Weighted average shares outstanding		9,000,000		9,000,000
Net income per share	US$	1.25	US$	1.52

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Statements of Changes in Stockholders’ Equity
Years Ended June 30, 2025 and 2024

	Common Stock			Additional paid-in capital		Retained Earnings		Total Stockholders’ Equity
	Shares	Amount
Balance at July 1, 2023	9,000,000	US$	900	US$	8,999,100	US$	39,830,805	US$	48,830,805
Net income							13,708,162		13,708,162
Balance at June 30, 2024	9,000,000	US$	900	US$	8,999,100		53,538,967		62,538,967

Balance at July 1, 2024	9,000,000	US$	900	US$	8,999,100	US$	53,538,967		62,538,967
Net income							11,267,529		11,267,529
Balance at June 30, 2025	9,000,000	US$	900	US$	8,999,100	US$	64,806,496	US$	73,806,496

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Statements of Cash Flows
Years Ended June 30, 2025 and 2024

	2025		2024
Operating activities:
Net income	US$	11,267,529	US$	13,708,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		7,402,180		5,710,994
Amortization of right-of-use assets		2,710,102		2,550,911
Accretion of asset retirement obligations		255,107		231,385

Changes in operating assets and liabilities:
Accounts receivable		(13,427,405)		12,597,781
Inventories		308,733		4,405,316
Other receivables		38,464		1,501,413
Other assets		1,662		5,811
Prepaid expenses and other current assets		(689,708)		(177,640)
Accounts payable		8,716,916		(9,174,895)
Accounts payable – related party		(7,520,138)		(5,412,040)
Accrued expenses and other current liabilities		6,786		56,584
Income taxes payable		(430,000)		(1,245,000)
ROU liabilities		(2,574,804)		(2,299,723)
Deferred tax liabilities		416,006		(277,859)
Net cash provided by operating activities		6,481,430		22,181,200

Investing activities:
Purchases of property, plant and equipment		(7,704,922)		(19,232,759)
Net cash (used in) investing activities		(7,704,922)		(19,232,759)

Financing activities
Repayments of equipment financing		(8,254,827)		(3,350,717)
Payments of lease liabilities		(276,000)		(253,000)
Net cash (used in) financing activities		(8,530,827)		(3,603,717)
Net change in cash and cash equivalents		(9,754,319)		(655,276)
Cash and cash equivalents, and restricted cash, beginning of year		25,214,257		25,869,533
Cash and cash equivalents, and restricted cash, end of year	US$	15,459,938	US$	25,214,257

Supplemental disclosures of cash flow information:
Cash paid for interest	US$	1,831,057	US$	2,276,577
Cash paid for income taxes	US$	2,730,000	US$	6,090,000

Supplemental disclosures of non-cash activities:
ROU assets obtained in exchange for financing lease liability		—		(1,141,497)

The accompanying notes are an integral part of these financial statements

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Simwon America Corp. (“SAC” or the “Company”) is a wholly owned subsidiary of Simwon Tech, Inc., which is wholly owned by Myoung Shin Industry Co., Ltd. The Company was established in 2016 and is headquartered in Lathrop, California.

The Company is a specialized manufacturer of precision automotive structural components and operates as a Tier 1 supplier to electric vehicle original equipment manufacturers. The Company produces advanced body-in-white structural components, including high-strength door rings, B-pillars, and side structures, used in vehicle safety and structural integrity applications.

Substantially all of the Company’s revenue is derived from sales to Tesla, Inc., a leading U.S.-based electric vehicle manufacturer. The Company’s manufacturing operation is located in Lathrop, California, where it operates integrated hot stamping, laser processing, and assembly production lines supporting customer production programs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The Company’s fiscal year ends on June 30.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for expected credit losses, inventory valuation (including net realizable value assessments), useful lives and asset retirement obligations of property, plant and equipment, lease discount rates, and valuation allowances for deferred tax assets.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The Company applies the following five-step model to determine the timing and amount of revenue recognition:

1.      Identify the contract with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

The application of this five-step model to the Company’s arrangements with its customer is described below.

Step 1: Identify the Contract with a Customer

The Company has a continuous supply contract with Tesla, Inc., its primary customer from which substantially all revenue is derived, operating under a legally binding annual pricing framework. This agreement, which is negotiated twice per year in January and July by the Company in coordination with its parent company, Simwon Tech, Inc. and Tesla, Inc. clearly defines the product specifications, pricing structure, and order protocols.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The contract mandates a structured ordering process involving weekly Electronic Data Interchange (“EDI”) and daily Replenishment Orders (“RO”), all governed by the agreement’s standard terms and conditions. The Company assesses collectability at contract inception and determines that it is probable that substantially all consideration will be collected given Tesla’s creditworthiness and payment history.

Step 2: Identify the Performance Obligations in the Contract

The Company’s performance obligations consist of the manufacture and delivery of specified automotive structural components to Tesla, Inc. Each shipment of components under the Replenishment Orders (“RO”) and Electronic Data Interchange (“EDI”) ordering framework represents a separate performance obligation, as the components are distinct and provide independent benefit to the customer. The Company’s arrangements do not include additional promised services, such as installation or post-delivery support, and standard assurance-type warranties do not represent separate performance obligations.

Step 3: Determine the Transaction Price

The transaction price comprises a base price and variable consideration. The base price is established and reviewed semi-annually in agreement with Tesla. Variable consideration includes:

Chargebacks:    Amounts deducted by Tesla for specific non-conformances (scrap, quality issues, packaging non-compliance), recorded as variable consideration at the time of revenue recognition based on historical experience, with adjustments in subsequent periods if necessary.

Variable consideration is recognized only to the extent that it is probable that its inclusion will not result in a significant revenue reversal. No retroactive price adjustments were recognized during the fiscal years ended June 30, 2025 and 2024.

Step 4: Allocate the Transaction Price to the Performance Obligations in the Contract

The entirety of the consideration — including the base price and any variable elements such as chargebacks — is allocated to each distinct performance obligation, which corresponds to individual shipments of automotive components delivered to the customer under the EDI and Replenishment Order framework. This allocation is appropriate as all elements of the consideration are intrinsically linked to the fulfilment of this primary obligation, with no separate standalone value.

Step 5: Recognize Revenue as the Performance Obligations Are Satisfied

Revenue is recognized at a point in time when control of the goods transfers to the customer. Based on the contractual Delivered-at-Place (DAP) terms to the Tesla plant, control is established upon delivery to and receipt at Tesla’s facility. This transfer is evidenced by the timestamp of truck arrival, Bill of Lading, and Advanced Shipping Notice (ASN).

Principal vs. Agent.    The Company is the principal in its arrangement with Tesla and recognizes revenue on a gross basis. This conclusion is supported by the Company’s control over finished goods prior to transfer, primary responsibility for manufacturing and fulfilment, and significant inventory risk.

An exception exists for certain pass-through transactions, such as steel coil purchases coordinated by the parent company where the Company assumes no inventory risk or margin; for these specific transactions, the Company acts as an agent and records revenue on a net basis as the Company does not control the specified goods before transfer to the customer in these transactions.

Disaggregation of Revenue.    The Company disaggregates revenue from contracts with customers based on the nature of products and services transferred to customers, as management believes this presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is primarily derived from (i) manufactured automotive components produced by the Company, (ii) CKD-based merchandise components sourced from its parent company, Simwon Tech, Inc., which undergo inspection, handling, and repackaging prior to delivery to customers, and (iii) prototype, engineering, and other support revenue consisting primarily of trial parts, design-change support services, vehicle development support activities, and occasional sales of raw materials provided to customers prior to the start of mass production.

The following table presents disaggregated revenue for the fiscal years ended June 30, 2025 and 2024:

(in thousands)	2025		2024
By Product Category:
Manufactured components	US$	321,866	US$	362,755
Merchandise sales		49,123		48,324
Prototype and engineering support revenue		2,269		2,054
Total revenue	US$	373,258	US$	413,133

During fiscal year 2024, the Company entered into a temporary arrangement with its primary customer to procure packaging materials on the customer’s behalf due to short-term operational constraints. The Company purchased such materials from third-party suppliers and was reimbursed by the customer, including a markup.

Revenue associated with this arrangement totalled approximately US$2.7 million for the fiscal year ended June 30, 2024 and was recognized as part of manufactured component revenue, as the packaging activities were integral to the Company’s product delivery obligations. This arrangement was temporary in nature and did not continue beyond the first half of fiscal year 2024.

Cost of Revenue

Cost of revenue consists primarily of costs incurred to manufacture and deliver products to customers. These costs include raw materials, direct labor, manufacturing overhead, inbound freight and logistics costs, utilities, quality control costs, and depreciation of production-related property, plant and equipment.

Manufacturing overhead includes indirect labor, production support personnel, facility-related costs associated with manufacturing operations, and occupancy costs, including lease-related expenses for production facilities. Cost of revenue is recognized in the same period as the related revenue is recognized.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist of costs not directly attributable to production activities. These expenses include payroll and employee benefits for administrative, sales, and management personnel; professional fees for legal, audit, consulting, and other advisory services; facility-related expenses associated with administrative operations; trademark royalty expenses; information technology expenses; and other corporate overhead costs. Freight and logistics costs associated with delivery of finished goods to customers are included in SG&A expenses. SG&A expenses are expensed as incurred and presented as a separate line item in the statements of income.

Earnings Per Share

The Company applies ASC Topic 260, Earnings Per Share, which requires the presentation of basic and diluted earnings per share (EPS) for entities with publicly traded common stock or potential common stock.

Basic EPS. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding is calculated by taking the number of shares outstanding at each change date multiplied by the portion of the year they were outstanding.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Diluted EPS.    Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding adjusted for the dilutive effect of potential common shares. Potential common shares include stock options, warrants, convertible debt, and other contracts that could result in the issuance of common stock.

Antidilutive Securities.    Securities that would have an antidilutive effect on earnings per share (i.e., they would increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2025 and 2024, the Company had no potentially dilutive securities, such as stock options, warrants, convertible debt, or other contracts that could result in the issuance of common stock. Therefore, basic and diluted EPS are the same for all periods presented.

Restricted Cash

The Company maintains restricted cash balances that are not available for general operating purposes. As of June 30, 2025 and 2024, restricted cash of US$2,085,400 was maintained in connection with a standby letter of credit issued as security under the operating lease agreement for Plant 2. This balance is required to remain restricted for so long as the related lease arrangement remains in effect, subject to the terms of the lease agreement and the standby letter of credit.

Restricted cash is presented separately from cash and cash equivalents on the face of the balance sheet.

The following table summarizes the Company’s restricted cash as of June 30, 2025 and 2024:

(in thousands)	June 30, 2025		June 30, 2024
Restricted cash related to standby letter of credit for Plant 2 operating lease	US$	2,085	US$	2,085
Total restricted cash	US$	2,085	US$	2,085

Cash and Cash Equivalents

The Company maintains cash balances in operating bank accounts and interest-bearing money market deposit accounts that are available on demand. These balances are considered cash and cash equivalents as they are highly liquid and readily available for use in operations.

The Company maintains cash balances with major financial institutions in the United States. From time to time, such balances may exceed federally insured limits; however, the Company has not experienced any losses in these accounts and management believes the associated credit risk is not significant.

Accounts Receivable and Expected Credit Losses

Accounts receivable are stated at net realizable value. The Company maintains an allowance for expected credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses.

The allowance for expected credit losses is estimated using a combination of historical loss experience, current conditions, and reasonable and supportable forecasts. In evaluating collectability, the Company considers customer-specific credit risk, aging of receivables, historical payment experience, and macroeconomic conditions that may affect customers’ ability to pay.

The Company’s accounts receivable is highly concentrated with a limited number of customers, primarily Tesla, Inc., which has a strong payment history with the Company and is considered to have low credit risk. Based on this assessment and the Company’s historical experience of no credit losses, no allowance for expected credit losses was recorded as of June 30, 2025 and 2024.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable are written off when management determines amounts are no longer collectible. Recoveries of receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or net realizable value in accordance with ASC Topic 330, Inventory. Cost is determined using the moving average cost method, which approximates actual cost under a FIFO cost flow assumption. Cost includes direct materials, direct labor, and an allocated portion of manufacturing overhead.

Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion and disposal.

The Company manufactures products primarily based on customer production schedules and release forecasts. Inventory levels are therefore closely aligned with customer demand. The Company evaluates inventory for excess quantities, obsolescence, and declines in net realizable value on a regular basis. When indicators of obsolescence exist, including customer program cancellations or engineering changes that affect part usability, inventory is evaluated for recoverability through continued use, return to suppliers, or alternative disposition. Inventory write-downs are recorded when the carrying value exceeds estimated net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation in accordance with ASC Topic 360, Property, Plant, and Equipment. The Company capitalizes assets with an individual cost of US$5,000 or more and a useful life exceeding one year. Cost includes the purchase price and all directly attributable costs necessary to bring the asset to its intended use, including freight, import duties, installation, and testing costs.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, commencing when the asset is placed in service. Estimated useful lives are as follows:

Asset Category	Useful Life
Buildings	30 years
Building Improvements/Building Systems	15 years (or lease term, whichever is shorter)
Leasehold Improvements	15 years (or lease term, whichever is shorter)
Machinery and Equipment:
– Press Machines	25 years
– Robots & Welding Machines	10 years
– Furnaces/Heating Equipment	10 years
– Laser Equipment	10 years
– Jigs (general-purpose)	10 years
– Jigs (dedicated)	5 years
Tools & Instruments	5 years
Molds	5 years
Furniture & Fixtures	5 years
Vehicles	5 years
IT Facilities & Equipment	5 years
Office Equipment	5 years

Construction-in-progress (CIP) includes assets not yet ready for use and is transferred to fixed assets when installation is completed, functionality testing is passed, and a completion report is approved by management. Depreciation begins when the asset is ready to be placed in service.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment.    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If indicators of impairment exist, the Company compares the carrying amount to the sum of undiscounted future cash flows expected from the use and eventual disposition of the asset group. If the carrying amount exceeds undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value. No impairment charge was recognized for the years ended June 30, 2025 and 2024, respectively.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases. At the commencement date, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability for all leases with a term greater than 12 months. The lease liability is measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rate (IBR). ROU assets are measured at the lease liability amount, adjusted for any prepaid lease payments, initial direct costs, and lease incentives.

•        Lease Classification.    Leases are classified as either operating leases or finance leases at the commencement date based on the criteria in ASC 842-10-25-2. The Company’s lease portfolio includes both operating leases and finance leases.

•        Operating Leases.    A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the Company as an operating lease. Operating leases are included in the line items right-of-use (ROU) assets, current lease liabilities, and non-current lease liabilities in the consolidated balance sheet.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of revenue or operating expenses depending on the nature of the underlying leased asset. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

•        Finance Leases.    Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. For finance leases, the Company recognizes amortization of the ROU asset on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset, and interest expense on the lease liability using the effective interest method. Amortization of the ROU asset is included in depreciation and amortization expense, and interest expense is included in interest expense in the Statement of Income.

•        Lease Term.    The lease term includes the non-cancellable period plus periods covered by extension options if the Company is reasonably certain to exercise those options.

•        Discount Rate.    For leases where the implicit rate is not readily determinable, the Company applied incremental borrowing rates ranging from approximately 4.8% to 9.5% depending on lease commencement date and lease term characteristics.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company applied incremental borrowing rates based on the lease commencement date and lease term characteristics, as summarized below:

Lease	Commencement Date	IBR
400 D’Arcy Parkway, Lathrop, CA	February 23, 2017	5.63%
18231 Murphy Parkway, Lathrop, CA	January 1, 2020	5.20%
18231 Murphy Parkway, Lathrop, CA (additional space)	August 03, 2021	4.82%
619 Tesla Drive, Lathrop, CA	July 1, 2022	9.52%

•        Practical Expedients.    The Company elected the package of practical expedients under ASC 842-10-65-1(f) to not reassess (i) whether expired or existing contracts contain leases, (ii) lease classification for existing leases, or (iii) initial direct costs. For all asset classes, the Company accounts for lease and related non-lease components as a single lease component.

•        Asset Retirement Obligations (Provision for Reinstatement Costs)

The Company evaluates its lease agreements to determine whether any contractual obligations exist for the restoration or removal of leasehold improvements, equipment, or other assets at the end of the lease term. An asset retirement obligation (ARO) is recognized when the Company has a legal or contractual obligation to dismantle or remove an asset or restore the property to its original condition, and a reasonable estimate of the fair value of the obligation can be made.

Under certain of its lease agreements, the Company has an obligation to restore the leased premises to their original condition at the end of the lease term. The fair value of these asset retirement obligations was measured with the assistance of a third-party appraisal firm. The ARO liability is recorded at fair value, with a corresponding increase to the carrying amount of the related ROU asset, which is depreciated over the remaining lease term. The liability is accreted to its settlement value over time through accretion expense, which is included in operating expenses.

The roll-forward of the Company’s asset retirement obligation liability for the fiscal years ended June 30, 2025 and 2024 disclosed in Note 10 to the financial statements.

Income Taxes

The Company accounts for income taxes on the basis of the tax laws enacted at the balance sheet date in accordance with ASC Topic 740, Income Taxes. The income tax accounting guidance results in two components of income tax expense: current and deferred.

•        Current Income Taxes.    Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.

•        Deferred Income Taxes.    The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Uncertain Tax Positions.    Tax positions are recognized if it is more-likely-than-not, based on technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%. The terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

As of June 30, 2025 and 2024, the Company had no material uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any, as part of income tax expense. No such interest or penalties were recognized during the fiscal years ended June 30, 2025 and 2024.

Fair Value Measurements and Additional Accounting Policies

Fair Value Measurements

The Company applies ASC Topic 820, Fair Value Measurement, for assets and liabilities measured at fair value on a recurring and non-recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes inputs to valuation techniques into three levels:

•        Level 1:    Quoted prices in active markets for identical assets or liabilities.

•        Level 2:    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets.

•        Level 3:    Unobservable inputs that reflect the Company’s own assumptions.

The carrying amounts of cash, accounts receivable, inventories, prepaid expenses, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amount of intercompany borrowings approximates fair value as interest rates approximate market rates.

Related Party Transactions

The Company applies ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related to the Company if they, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its separate interests.

The Company enters into transactions with related parties in the ordinary course of business, including purchases of raw materials from its parent company and affiliates, intercompany borrowings, and capital contributions. All related party transactions are recorded at the exchange amount, which is the amount agreed upon between the parties. Related party balances and transactions are disclosed in Note 6 to the financial statements.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer.

The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, fund raising, allocating resources, and evaluating financial performance. The Company operates as a single operating segment, manufacturing and selling precision automotive structural components to customers in the automotive industry. All of the Company’s operations are located in the United States, and substantially all of its revenue is derived from a single customer. Accordingly, no separate segment information is presented.

Miscellaneous Gain (Loss)

The Company records miscellaneous gains and losses that are not directly attributable to the Company’s core operating activities. These items are presented separately in the Statement of Income as “Other income (expense), net” and may include, but are not limited to:

•        Gains or losses from the sale or disposal of property, plant and equipment

•        Foreign currency transaction gains and losses

•        Insurance recoveries

•        Settlement proceeds or payments

•        Other non-recurring or infrequent transactions

Miscellaneous gains and losses are recognized when realized or realizable and are measured at fair value. For the fiscal years ended June 30, 2025 and 2024, miscellaneous gain (loss), net was US$1,383,574 and US$1,544,575, respectively.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or not expected to have a material impact on the Company’s financial statements.

•        Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance in this update is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted this pronouncement for the fiscal year beginning July 1, 2024, which did not result in a material impact on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets by requiring an allowance to be recorded as an offset to the amortized cost of such assets. The standard primarily impacts the measurement of expected credit losses on financial assets measured at amortized cost, including trade receivables. The Company adopted this standard, which did not result in a material impact on its financial statements.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Accounting Pronouncements Pending Adoption

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid, and is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the effects of this pronouncement on its financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires public companies to disaggregate key expense categories such as inventory purchases, employee compensation, and depreciation in their financial statements. Further, in January 2025, the FASB issued ASU 2025-01, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, which clarifies the effective date of ASU 2024-03. The guidance is effective for all public entities with fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact that adoption of this provision may have on its financial statements.

Commitments and Contingencies

The Company accounts for commitments and contingencies in accordance with ASC Topic 450, Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount can be reasonably estimated. If a loss contingency is reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, the nature of the contingency is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company discloses significant commitments and contingencies in the notes to the financial statements, including:

Purchase Commitments

The Company purchases raw materials in the ordinary course of business. As of June 30, 2025 and 2024, the Company did not have any material non-cancellable purchase commitments.

Litigation and Regulatory Matters

The Company is involved in certain legal and regulatory matters arising in the ordinary course of business. As of June 30, 2025, the Company was engaged in settlement discussions related to certain matters for which the ultimate outcome cannot be reasonably estimated. Accordingly, no accrual has been recorded in the accompanying financial statements. The Company will continue to evaluate these matters as additional information becomes available.

Indemnifications

In the ordinary course of business, the Company may enter into agreements that include indemnification provisions. These indemnifications may relate to matters such as breaches of representations and warranties, intellectual property claims, and other contractual arrangements. As of June 30, 2025 and 2024, the Company had not incurred any material liabilities related to such indemnification provisions.

Except as described above, the Company had no material commitments or contingencies requiring accrual as of June 30, 2025 and 2024.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 2.2 — CORRECTION OF CERTAIN PRIOR-PERIOD INFORMATION

Cash and restricted cash reconciliation correction

The Company identified an immaterial error in the previously issued statements of cash flows for the years ended June 30, 2025 and 2024 related to the reconciliation of cash, cash equivalents and restricted cash. The previously reported beginning and ending balances presented in the statements of cash flows included cash and cash equivalents but excluded restricted cash of US$2,085,400.

The Company revised the statements of cash flows to present the correct beginning and ending balances of cash, cash equivalents and restricted cash. The correction did not affect net cash provided by or used in operating, investing or financing activities, the net change in cash, cash equivalents and restricted cash, or the Company’s results of operations, financial position or stockholders’ equity.

The revisions were as follows:

(in thousands)	Previously Reported		Adjustment		Revised
Cash, cash equivalents and restricted cash, beginning of fiscal 2025	US$	23,128,857	US$	2,085,400	US$	25,214,257
Cash, cash equivalents and restricted cash, end of fiscal 2025	US$	13,374,538	US$	2,085,400	US$	15,459,938
Cash, cash equivalents and restricted cash, beginning of fiscal 2024	US$	23,784,133	US$	2,085,400	US$	25,869,533
Cash, cash equivalents and restricted cash, end of fiscal 2024	US$	23,128,857	US$	2,085,400	US$	25,214,257

Lease weighted-average remaining term correction

As described in Note 5, Leases, during the preparation of the current-period financial statements, the Company identified and corrected certain immaterial errors in the previously issued financial statements related to the weighted-average remaining lease term and weighted-average discount rate. The affected amounts in Note 5 have been identified as “As Revised.”

The correction was limited to supplemental lease disclosures and had no impact on the Company’s balance sheets, statements of income, statements of stockholders’ equity, statements of cash flows, lease liabilities, right-of-use assets, net income, total stockholders’ equity or earnings per share.

The Company concluded that these errors were not material to the previously issued financial statements. Accordingly, the comparative financial statements and related disclosures presented herein have been revised.

NOTE 3 — INVENTORY

Inventory consists of the following:

(in thousands)	June 30, 2025		June 30, 2024
CKD/Raw Materials	US$	26,376	US$	25,974
Finished goods		2,153		2,864
Less: Allowance for Obsolete Inventory		(781)		(781)
Total inventory	US$	27,748	US$	28,057

The Company recorded inventory write-downs to net realizable value of US$0 and US$780,605 for the fiscal years ended June 30, 2025 and 2024, respectively, which are included in cost of goods sold.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(in thousands)	June 30, 2025		June 30, 2024
Land	US$	290	US$	142
Buildings		833		682
Leasehold improvements		23,100		17,679
Machinery		55,642		39,138
ARO-related leasehold improvements		344		344
Furniture, fixtures and equipment		3,041		1,858
IT facilities and equipment		769		769
Construction in progress		4,374		20,172
Office equipment		10		10
Vehicles		182		86
Total gross property, plant and equipment	US$	88,585	US$	80,880
Less: accumulated depreciation		(25,691)		(18,694)
Total property, plant and equipment, net	US$	62,894	US$	62,186

____________

Note: Finance lease ROU assets represent assets acquired under finance lease arrangements. ARO assets represent the capitalized asset retirement obligations recognized in connection with certain lease agreements, which increase the carrying amount of the related leasehold improvements or ROU assets.

Depreciation expense for the fiscal years ended June 30, 2025 and 2024 was US$7,402,180 and US$5,710,994, respectively.

Construction-in-progress included in the balances above was US$4,373,657 and US$20,171,841 as of June 30, 2025 and 2024, respectively.

Note: Asset Retirement Obligations

The Company accounts for asset retirement obligations (AROs) in accordance with ASC Topic 410, Asset Retirement and Environmental Obligations. An asset retirement obligation is recognized when the Company has a legal or contractual obligation to dismantle or remove an asset or restore property to its original condition, and a reasonable estimate of the fair value of the obligation can be made.

As of June 30, 2025 and 2024, the Company recognized asset retirement obligations primarily related to lease restoration requirements associated with manufacturing facilities.

Certain lease agreements require the Company, upon the landlord’s request, to restore the leased premises to their original condition at the end of the lease term, including the removal of installed equipment, leasehold improvements, and related infrastructure. These obligations were evaluated in accordance with ASC 410 and recorded based on management’s estimate of the expected restoration costs.

The following table presents the rollforward of the Company’s asset retirement obligation liability for the fiscal years ended June 30, 2025 and 2024:

(in thousands)	2025		2024
Balance, beginning of year	US$	2,488	US$	2,257
Liabilities incurred during the year	US$	0	US$	0
Liabilities settled during the year	US$	(0)	US$	(0)
Accretion expense	US$	255	US$	231
Revisions in estimated cash flows	US$	0	US$	0
Balance, end of year	US$	2,743	US$	2,488

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 5 — LEASES

Operating Lease

The Company has operating leases for real estate and equipment. The Company’s material operating leases are as follows:

Address	Use	Commencement Date	Term End Date
400 D’Arcy Parkway, Lathrop, CA	Office, Distribution, Manufacturing	February 23, 2017	May 22, 2027
18231 Murphy Parkway, Lathrop, CA	Office, Manufacturing	January 1, 2020	July 31, 2036
18231 Murphy Parkway, Lathrop, CA (additional space)	Office, Manufacturing	August 03, 2021	July 31, 2036
619 Tesla Drive, Lathrop, CA	Warehouse	July 1, 2022	July 31, 2027

Finance Leases

The Company has finance leases primarily for forklifts used in its manufacturing operations. The carrying amounts of finance lease ROU assets and liabilities as of June 30, 2025 and 2024 are US$701,390 and US$929,689 respectively.

Components of lease cost for the fiscal years ended June 30, 2025 and 2024 were as follows:

(in thousands)	2025		2024
Operating lease cost:
Operating lease cost (fixed payments)	US$	3,933	US$	3,933
Variable lease cost (CAM, utilities, taxes, usage)		901	US$	865
Total operating lease cost	US$	4,834	US$	4,798

Finance lease cost:
Amortization of ROU assets	US$	228	US$	212
Interest on lease liabilities	US$	67	US$	76
Total finance lease cost	US$	295	US$	288
Total lease cost	US$	5,129	US$	5,086

Supplemental balance sheet information related to operating and finance leases as of June 30, 2025 and 2024 was as follows:

(in thousands)	June 30, 2025		June 30, 2024
Operating Leases:
Right-of-use assets, net	US$	19,187	US$	22,007
Current lease liabilities	US$	2,933	US$	2,642
Non-current lease liabilities	US$	17,742	US$	20,675
Total operating lease liabilities	US$	20,675	US$	23,317

Finance Leases:
Right-of-use assets, net	US$	701	US$	930
Current lease liabilities	US$	226	US$	209
Non-current lease liabilities	US$	527	US$	753
Total finance lease liabilities	US$	753	US$	962

Weighted Average Remaining Lease Term and Discount Rate

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 5 — LEASES (cont.)

The following table presents the weighted average remaining lease term and the weighted average discount rate for operating and finance leases as of June 30, 2025 and 2024:

(As restated)	June 30, 2025	June 30, 2024
Weighted average remaining lease term (in years):
Operating leases	9.20 years	9.68 years
Finance leases	3.11 years	4.11 years
Weighted average discount rate:
Operating leases	5.48%	5.58%
Finance leases	7.75%	7.75%

Supplemental cash flow information related to operating and finance leases for the fiscal years ended June 30, 2025 and 2024 was as follows:

(in thousands)	2025		2024
Operating Leases:
Cash paid for amounts included in operating lease liabilities	US$	3,867	US$	3,757
Finance Leases:
Cash paid for amounts included in finance lease liabilities	US$	276	US$	253

Maturities of lease liabilities as of June 30, 2025 were as follows:

Fiscal Year	Operating Leases (‘000)		Finance Leases (‘000)		Total (‘000)
2026	US$	3,980	US$	276	US$	4,256
2027		3,972		276		4,248
2028		1,864		276		2,140
2029		1,841		23		1,864
2030		1,896		—		1,896
Thereafter		12,822		—		12,822
Total undiscounted lease payments		26,375		851		27,226
Less: imputed interest		(5,700)		(98)		(5,798)
Total lease liabilities	US$	20,675	US$	753	US$	21,428

NOTE 6 — RELATED PARTY TRANSACTIONS

Identification of Related Parties

The Company is a wholly-owned subsidiary of Simwon Tech, Inc. The Company engages in various transactions with its parent company and other affiliates in the ordinary course of business.

The following related parties had transactions with Simwon America Corp. during the fiscal years ended June 30, 2025 and 2024:

Related Party	Relationship	Nature of Transactions
Simwon Tech Inc.	Immediate parent company	Raw material purchases, royalty payments, capital contribution, supply chain coordination
Simwon North America	Affiliate (sister company under common control)	Raw material purchases,
MS Autotech Co., Ltd.	Ultimate parent company	Royalty (trademark) payments
MST Co., Ltd.	Related party due to common ownership structure	Maintenance and repair services for production equipment

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

Royalties

The Company has a royalty agreement with its parent company. Technical license agreement with MS Autotech Co., Ltd. from August 7, 2024.

Under technical license agreement with Simwon Tech, Inc. the Company pays royalties for the use of intellectual property, including manufacturing processes, technical know-how, and licensed technologies. Such royalties are calculated as a percentage of net sales and are included in cost of goods sold.

Under trademark license agreement, MS Autotech Co., Ltd. granted the Company a non-exclusive, nontransferable license to use certain trademarks in connection with the Company’s business operations, including the use of the company name and related branding in commercial activities. Royalties payable under this agreement are calculated as a percentage of net sales and are included in selling, general and administrative expenses.

The following table summarizes royalty expenses for the years ended June 30, 2025 and 2024:

Royalties Paid to Related Parties

(in thousands)	2025		2024
Royalty expense – Simwon Tech	US$	7,435	US$	8,204
Royalty rate (% of net sales)		2.00%		2.00%
Trademark expense – MS Autotech	US$	844	US$	—
Trademark commission rate (% of net sales)		0.25%		0.25%

Purchases from Affiliates

The Company purchases raw materials, and other components, from affiliates in South Korea. Purchases from related parties for the fiscal years ended June 30, 2025 and 2024 were as follows:

(in thousands)	2025		2024
Simwon Tech Inc.	US$	170,131	US$	198,862
Simwon North America		34,273		70,654
MS Autotech, Korea		843		—
MST Co., Ltd.		7		—
Total related party purchases	US$	205,254	US$	269,516

Accounts payable to related parties as of June 30, 2025 and 2024 were US$36,284,895 and US$43,805,033, respectively.

Accounts Payable to Related Parties

(in thousands)	June 30, 2025		June 30, 2024
Simwon Tech Inc.	US$	33,772	US$	38,051
Simwon North America		2,276		5,655
MS Autotech, Korea		237		—
MST Co., Ltd.		0		99
Total accounts payable to related parties	US$	36,285	US$	43,805

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

Stockholders’ Equity

The Company was initially capitalized through a US$9,000,000 cash capital contribution from its parent company in 2017. No additional capital contributions from the parent company were made during the fiscal years ended June 30, 2025 and 2024.

As of June 30, 2025 and 2024, the Company had 17,000,000 shares of common stock authorized and 9,000,000 shares issued and outstanding.

Earnings Per Share

The Company applies ASC Topic 260, Earnings Per Share, which requires the presentation of basic and diluted earnings per share (EPS) for entities with publicly traded common stock or potential common stock. Basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

As of June 30, 2025 and 2024, the Company had no potentially dilutive securities, such as stock options, warrants, convertible debt, or other contracts that could result in the issuance of common stock. Therefore, basic and diluted EPS are the same for all periods presented.

The following table presents the calculation of basic and diluted earnings per share for the fiscal years ended June 30, 2025 and 2024:

(in thousands)	2025		2024
Numerator:
Net income (loss) attributable to common stockholders	US$	11,268	US$	13,708
Denominator:
Weighted-average common shares outstanding – basic		9,000		9,000
Effect of dilutive securities		—		—
Weighted-average common shares outstanding – diluted		9,000		9,000

Earnings per share:
Basic earnings per share	US$	1.25	US$	1.52
Diluted earnings per share	US$	1.25	US$	1.52

Common Stock Information

The following table summarizes common stock information as of June 30, 2025 and 2024:

(in thousands)	June 30, 2025		June 30, 2024
Common stock, no par value, stated value US$0.0001 per share	US$	1	US$	1
Additional paid-in capital		8,999		8,999
Shares authorized		17,000		17,000
Shares issued		9,000		9,000
Shares outstanding		9,000		9,000

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 7 — INCOME TAXES

The components of income tax expense (benefit) for the fiscal years ended June 30, 2025 and 2024 are as follows:

(in thousands)	2025		2024
Current:
Federal	US$	1,808	US$	3,775
State		2		707
Total current		1,810		4,482
Deferred:
Federal		1,332		(69)
State		(306)		193
Total deferred		1,026		124
Total income tax expense	US$	2,835	US$	4,607

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2025	2024
Statutory federal income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	(4.2)%	3.3%
Permanent differences	0.1%	0.0%
Prior-year adjustments	0.1%	0.1%
State tax benefit from related-party NOL (unitary filing impact)	3.2%	0.8%
Effective tax rate	20.1%	25.2%

Significant components of deferred tax assets and liabilities as of June 30, 2025 and 2024 are as follows:

(in thousands)	June 30, 2025		June 30, 2024
Deferred tax assets:
Inventory valuation	US$	0	US$	0
Accrued expenses		(88)		(3)
Lease liabilities		1,720		1,001
Net operating loss carry forwards		602		0
Total deferred tax assets		2,234		998
Less: valuation allowance		0		0
Deferred tax assets, net	US$	2,234	US$	998
Deferred tax liabilities:
Property, plant and equipment	US$	6,651	US$	4,999
Total deferred tax liabilities		6,651		4,999
Net deferred tax asset (liability)	US$	4,417	US$	4,001

As of June 30, 2025, the Company had federal and state net operating loss carry forwards of approximately US$601,541, respectively.

NOTE 8 — CONCENTRATION OF RISK

Customer Concentration

The Company sells all of its products to a single customer, Tesla, Inc. Revenue from Tesla, Inc. represented substantially all of the Company’s revenue for the fiscal years ended June 30, 2025 and 2024. Accounts receivable from Tesla, Inc. represented 97.0% and 99.7% of total accounts receivable as of June 30, 2025 and 2024, respectively. The Company’s operations are therefore dependent on the continuation of its relationship with this customer.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 8 — CONCENTRATION OF RISK (cont.)

Supplier Concentration

A significant portion of the Company’s raw materials are purchased from affiliates in South Korea, including the Company’s parent company and related entities. Purchases from related parties represented approximately 55% and 55.3% of total purchases for the fiscal years ended June 30, 2025 and 2024, respectively. These transactions are conducted in the ordinary course of business.

Foreign Currency Risk

Substantially all of the Company’s revenues and purchases, including transactions with related parties, are denominated in U.S. dollars. As a result, the Company does not have significant exposure to foreign currency exchange rate risk and does not engage in hedging activities.

Equipment Financing Loans

The Company entered into three equipment financing arrangements with East West Bank to finance the acquisition of manufacturing equipment. These loans were secured by the underlying equipment and bore interest at approximately 3.40% per annum.

The first and second equipment financing loans matured in October 2024 and December 2024, respectively, and were fully repaid prior to June 30, 2025.

As of June 30, 2025, only the third equipment financing loan remained outstanding, with a carrying amount of US$5.5 million, which was classified as a current liability due to its contractual maturity on August 20, 2025. The remaining balance was fully repaid subsequent to year-end.

The following table presents the carrying amounts of equipment financing loans as of June 30, 2025 and 2024:

(in thousands)	June 30, 2025		June 30, 2024
Current portion	US$	5,469	US$	8,258
Non-current portion		—		5,466
Total equipment financing loans	US$	5,469	US$	13,724

Export — Import Bank Loan

The Company maintains a short-term working capital borrowing arrangement with The Export — Import Bank of Korea with an available facility of US$9.0 million. As of June 30, 2025 and 2024, the outstanding balance under this facility was US$9.0 million.

The loan bears interest at a variable rate based on three-month SOFR plus an applicable margin determined annually by the lender and is contractually renewable on an annual basis. The Company has historically renewed this facility without repayment of principal.

Accordingly, the outstanding balance is classified as a current liability in the accompanying balance sheets.

Revolving Line of Credit — Bank of Hope

The Company maintains a revolving line of credit with Bank of Hope with a maximum borrowing capacity of US$15.0 million, which is scheduled to mature on September 14, 2026. The facility is intended to support working capital and inventory financing needs and is secured by substantially all assets of the Company. As of June 30, 2025 and 2024, there were no outstanding borrowings under this facility.

The agreement includes customary financial covenants, including minimum net income, debt service coverage ratio, current ratio, and leverage ratio requirements. The Company was in compliance with all covenants as of June 30, 2025.

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Lease Obligations

The following table summarizes the Company’s lease obligations as of June 30, 2025:

(in thousands)	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
Operating lease obligations	US$	20,675	US$	2,934	US$	4,277	US$	2,494	US$	10,970
Finance lease obligations	US$	753	US$	224	US$	506	US$	23	US$	—
Total lease obligations	US$	21,428	US$	3,158	US$	4,783	US$	2,517	US$	10,970

____________

Note: Operating lease obligations represent undiscounted future lease payments. Finance lease obligations are presented net of imputed interest where applicable.

As of June 30, 2025 and 2024, the Company had no material asset retirement obligation liabilities under its existing lease agreements. The Company’s lease agreements generally do not contain provisions requiring significant restoration beyond normal wear and tear.

Summary of Commitments and Contingencies

The following table summarizes the Company’s significant commitments and contingencies as of June 30, 2025:

(in thousands)	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
Export – Import Bank Loan		—		—		—		—		—
Equipment Financing Loans	US$	5,469	US$	5,469	US$	0	US$	0	US$	0
Provision for reinstatement (ARO)	US$	2,743	US$	0	US$	0	US$	0	US$	2,743
Total commitments	US$	8,212	US$	5,469	US$	0	US$	0	US$	2,743

Legal Matters

The Company is currently involved in a wage and hour class action lawsuit, Cirilo Lopez et al. v. Primacy Careers LLC et al., relating to alleged meal period compliance matters associated with temporary warehouse employees provided by a staffing agency. The Company and the staffing agency are alleged to share responsibility as joint employers for compliance with certain wage and hour requirements.

The parties have reached a tentative settlement agreement totaling approximately US$1.2 million, of which the Company’s expected share is approximately US$0.6 million. The settlement remains subject to court approval, and payment is not expected to occur until late 2026 or early 2027. No liability has been recorded as of June 30, 2025 and 2024 because the settlement had not yet received final approval as of those dates.

NOTE 10 — EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees. Eligible employees may contribute a percentage of their compensation, subject to certain limitations. The Company may make discretionary matching contributions as determined by management. For the fiscal years ended June 30, 2025 and 2024, the Company made matching contributions of approximately US$112,084 and US$83,103, respectively, which are included in selling, general and administrative expenses.

Other Employee Benefit Plans

The Company also provides certain employee benefits, including health insurance, paid time off, and other customary benefits. The costs associated with these benefits are included in selling, general and administrative expenses.

Note: Selling, General and Administrative Expense

SIMWON AMERICA CORP.
Notes to Financial Statements
For the Fiscal Years Ended June 30, 2025 and 2024

NOTE 10 — EMPLOYEE BENEFIT PLANS (cont.)

The following table presents the components of selling, general and administrative (SG&A) expenses for the fiscal years ended June 30, 2025 and 2024:

(in thousands)	2025		2024
Payroll and employee benefits	US$	5,472	US$	5,989
Professional fees (legal, audit, consulting)		203		205
Facility expenses (utilities, maintenance, supplies)		9,159		9,846
Depreciation and amortization		30		13
Travel and entertainment		102		61
Other SG&A expenses		1,700		785
Total selling, general and administrative expenses	US$	16,666	US$	16,899

NOTE 11 — OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following for the fiscal years ended June 30, 2025 and 2024:

(in thousands)	2025		2024
Miscellaneous gain (loss)	US$	1,384	US$	1,545
Interest Earned		714		215
Interest expense		(1,527)		(1,798)
Total other income (expense), net	US$	571	US$	(38)

Miscellaneous Gain (Loss). Miscellaneous gain (loss) includes gains or losses from the sale or disposal of property, plant and equipment, insurance recoveries, settlement proceeds or payments, gains or losses from the sale of scrap materials, and other non-recurring or infrequent transactions. These items are recognized when realized or when the underlying events occur, in accordance with applicable accounting guidance.

NOTE 12 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2025, to assess the need for potential recognition or disclosure. Such events were evaluated through March 31, 2026, the date the combined financial statements were available to be issued.

Equity Issuance

On December 8, 2025, the Company issued 1,038,461 shares of common stock, no par value, at a purchase price of US$8.67 per share for aggregate proceeds of US$9.0 million in connection with a pre-IPO capital raise. The proceeds were recorded as an increase to stockholders’ equity.

Customer Program Developments

Subsequent to June 30, 2025, public news reports indicated that certain vehicle models (Model S and Model X) produced by the Company’s primary customer may be discontinued in the future. As of June 30, 2025, no such information had been publicly reported, and the Company had not received any indication from the customer regarding potential discontinuation of these models.

As of the date of this filing, the Company has not received any formal notification from the customer regarding discontinuation of these programs, and production and purchase orders related to these models continue.

Revenue associated with these models represents a limited portion of the Company’s total sales, and the related production lines and equipment are generally transferable to other programs. Accordingly, the Company does not believe this matter represents a condition that existed as of June 30, 2025 or that it has a material impact on the recoverability of its long-lived assets as of that date. The Company continues to monitor developments related to this matter.

1,500,000 Shares of Common Stock

and 1,000,000 Shares by the Selling Stockholders

Simwon America Corp.

–––––––––––––––––––––––––––––––––––––––

PRELIMINARY PROSPECTUS

–––––––––––––––––––––––––––––––––––––––

[•], 2026

Through and including [•], 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

Expenses of the registrant in connection with the issuance and distribution of the securities being registered are estimated as follows:

SEC Registration Fee	US$	5,742
FINRA Filing Fee	US$	10,400
Nasdaq Filing Fee	US$	325,000
Printing and Engraving Expenses	US$	30,000
Legal Fees and Expenses	US$	1,733,101
Accountants’ Fees and Expenses	US$	830,050
Miscellaneous	US$	332,000
Total expense	US$	3,266,293

Item 14. Indemnification of Directors and Officers

Our articles of incorporation eliminate the liability of our directors for monetary damages to the fullest extent permissible under California law, which provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•        acts or omissions that a director believes to be contrary to the best interests of the corporation or its Stockholders or that involve the absence of good faith on the part of the director;

•        any transaction from which a director derived an improper personal benefit;

•        acts or omissions that show a reckless disregard for the director’s duty to the corporation or its Stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its Stockholders;

•        acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its Stockholders; and

•        interested party transactions that violate Section 310 of the California Corporations Code (the “CCC”), loan guaranties contrary to Section 315 of the CCC, or unlawful payments of dividends, distributions or distributions of assets to Stockholders after institution of dissolution proceedings that violate Section 316 of the CCC.

In addition, our articles of incorporation authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, votes of Stockholders or disinterested directors or otherwise to the fullest extent permitted by law.

Our amended and restated bylaws provide that we shall indemnify directors, officers and employees to the fullest extent permitted by applicable law. Our amended and restated bylaws further provide that we may advance expenses incurred by or on behalf of a director or officer in defending any proceeding for which indemnification is required or permitted before the final disposition of the proceeding, subject to limited exceptions and applicable requirements under the CCC.

We have entered into indemnification agreements with each of our directors and executive officers to provide indemnification to the maximum extent permitted by the CCC and to advance expenses in such instances subject to the requirement to reimburse us for such expenses if such director or executive officer is ultimately determined not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers or for persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by us since the Company’s inception until the date of this prospectus.

On November 26, 2018, the registrant issued to Simwon Tech Inc. which wholly owns the SIMWON, 9,000,000 shares of the registrant’s Common Stock.

On November 25, 2025, the Company entered into an Pre-IPO Subscription Agreement with First MVG Fund, a Korean incorporated company (the “Investor KR”), pursuant to which the Investor KR agreed to purchase 115,385 of shares of our Common Stock representing 1.15% of the total outstanding number of our Common Stock following the completion of the Offering for the purchase price of US$1,000,000. On November 25, 2025, the Company entered into an Pre-IPO Subscription Agreement with J&J Holdings Limited, a Hong Kong incorporated company (the “J&J”), pursuant to which the J&J agreed to purchase 461,538 of shares of our Common Stock representing 4.6% of the total outstanding number of our Common Stock following the completion of the Offering for the purchase price of US$4,000,000. On November 25, 2025, the Company entered into an Pre-IPO Subscription Agreement with Jade Technology Enterprise Limited, a Hong Kong incorporated company (the “Jade”), pursuant to which the Jade agreed to purchase 461,538 of shares of our Common Stock representing 4.6% of the total outstanding number of our Common Stock following the completion of the Offering for the purchase price of US$4,000,000. (the “Pre-IPO Offering”). As of June 30, 2026, the Company had 17,000,000 shares authorized and 10,038,461 shares issued and outstanding.

Item 16. Exhibits and Financial Statement Schedules

(a)     Exhibits:    Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1**	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of the Company
3.2**	Bylaws of the Company
4.1*	Specimen Certificate for Common Shares
5.1*	Form of Opinion of Concord & Sage PC
10.1***	Employment Agreement, dated July 7, 2026 between the registrant and Youngseok Park
10.2***	Employment Agreement, dated July 7, 2026 between the registrant and Jiyoun Lee
10.3***	Form of Indemnification Agreement between the registrant and its officers and directors
10.4***	Director Offer Letter dated July 7, 2026 by and between Terence Mak, the Registrant’s director, and the Registrant
10.5***	Director Offer Letter dated July 7, 2026 by and between Seokho Lee, the Registrant’s director, and the Registrant
10.6***	Director Offer Letter dated July 7, 2026 by and between Chan Yui Kwan, Martin, the Registrant’s director, and the Registrant
10.7***	2026 Stock Option Agreement
10.8***	Production Pricing Agreement dated January 1, 2023 between by the Company and Tesla, Inc.
10.9***	The Pre-IPO Subscription Agreement dated November 25, 2025 between by the Company and First MVG Fund
10.10***	The Pre-IPO Subscription Agreement dated November 25, 2025 between by the Company and J&J Holdings Limited.
10.11***	The Pre-IPO Subscription Agreement dated November 25, 2025 between by the Company and Jade Technology Enterprise Limited.

Exhibit No.	Description of Exhibit
10.12***	General terms and conditions for prototype and production parts and services dated January 1, 2021 between by the Company and Simwon Tech Inc.
10.13***	General terms and conditions for prototype and production parts and services dated July 1, 2018 between by the Company and Simwon North America Corp.
10.14***	Trademark license agreement dated August 7, 2024 between by the Company and MS Autotech Co., Ltd.
10.15***	Technical license and assistance agreement dated January 1, 2021 between by the Company and Simwon Tech Inc.
10.16***	Lease agreement of Building 1 (Plant 1) between by the Company and EXETER 400 D’ARCY (2014), LLC
10.17***	Lease agreement of Building 2 (Plant 2) between by the Company and 18231 Murphy Parkway LLC.
10.18***	Lease agreement of Building 4 (Warehouse) between by the Company and BPPPACIFIC INDUSTRIAL CA REIT OWNER 2 LLC.
10.19***	Facility agreement dated December, 2024 between by the Company and THE EXPORT-IMPORT BANK OF KOREA.
10.20***	Facility agreement dated December 23, 2025 between by the Company and THE EXPORT-IMPORT BANK OF KOREA.
10.21***	Facility agreement dated August 12, 2024 between by the Company and Bank of Hope.
10.22***	Facility agreement dated September 26, 2025 between by the Company and Bank of Hope.
10.23*	Facility agreement dated September 17, 2026 between by the Company and Bank of Hope.
23.1*	Consent of TAAD LLP., an independent registered public accounting firm
23.2*	Consent of Concord & Sage PC (included in Exhibit 5.1)
24.1***	Power of Attorney
99.1***	Form of Code of Business Conduct
99.2***	Audit Committee Charter
99.3***	Nominating and Corporate Governance Committee Charter
99.4***	Compensation Committee Charter
99.5***	Consent of Terence Mak to be named as director nominee
99.6***	Consent of Seokho Lee to be named as director nominee
99.7***	Consent of Chan Yui Kwan, Martin to be named as director nominee
107**	Filing Fee Table

____________

*       Filed herewith.

**      To be filed by amendment.

***    Previously Filed.

(b)    Financial Statement Schedules:    All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California on [•], 2026.

Simwon America Corp.
/s/ Youngseok Park
Name:	Youngseok Park
Title:	Chief Executive Officer, Chief Financial Officer, Executive Director and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Youngseok Park and Jiyoun Lee, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Youngseok Park	Chief Executive Officer, Chief Financial Officer, Executive Director and Secretary	[•], 2026
Name: Youngseok Park
/s/ Jiyoun Lee	Executive Director	[•], 2026
Name: Jiyoun Lee
/s/ Terence Mak	Independent Director	[•], 2026
Name: Terence Mak
/s/ Seokho Lee	Independent Director	[•], 2026
Name: Seokho Lee
/s/ Chan Yui Kwan, Martin	Independent Director	[•], 2026
Name: Chan Yui Kwan, Martin